   As filed with the Securities and Exchange Commission on February 25, 2002
                                                     Registration No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------
                                   Form S-3
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                                ---------------
                          DIGITAL INSIGHT CORPORATION
            (Exact name of registrant as specified in its charter)

                     Delaware                                          77-0493142
         (State or other jurisdiction of                    (I.R.S. Employer Identification
          incorporation or organization)                                Number)

        26025 Mureau Road, Calabasas, California 91302, (818) 871-0000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  John Dorman
               Chairman of the Board and Chief Executive Officer
        26025 Mureau Road, Calabasas, California 91302, (818) 871-0000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------
                                With copies to:

             Richard A. Boehmer, Esq.                          J. Robert Suffoletta, Esq.
              O'Melveny & Myers LLP                        Wilson Sonsini Goodrich & Rosati,
              400 South Hope Street                             Professional Corporation
          Los Angeles, California 90071                      8911 Capital of Texas Highway
            Telephone: (213) 430-6643                                  Suite 3350
               Fax: (213) 430-6407                                Austin, Texas 78759
                                                               Telephone: (512) 338-5439
                                                                  Fax: (512) 338-5499

                                ---------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------
                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                            Proposed Maximum
 Title of Each Class of                    Proposed Maximum    Aggregate
    Securities to be        Amount to be    Offering Price      Offering        Amount of
       Registered          Registered(1)     Per Unit(2)        Price(2)     Registration Fee
---------------------------------------------------------------------------------------------
Common Stock, $0.001 par
 value.................   4,600,000 shares      $23.41        $107,686,000        $9,908

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Includes 600,000 shares of common stock issuable upon exercise of the underwriters' over-allotment option.
(2) Estimated solely for purposes of calculation of registration fee pursuant to Rule 457. Based upon the average of the high and low prices of the Registrant's common stock on February 20, 2002.

                                ---------------

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. A + +registration statement relating to these securities has been filed with the + +Securities and Exchange Commission. We may not sell these securities until + +the registration statement is effective. This prospectus is not an offer to +
+sell these securities and it is not soliciting an offer to buy these          +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

Subject to Completion
Dated February 25, 2002

                                4,000,000 Shares

                           [LOGO OF DIGITAL INSIGHT]

                                  Common Stock

                                  -----------

Digital Insight is offering 4,000,000 shares of its common stock. Our common stock is quoted on the Nasdaq National Market under the symbol "DGIN." On February 22, 2002, the reported last sale price of our common stock on the Nasdaq National Market was $23.39 per share.

                                  -----------

Investing in our common stock involves risks. See "Risk Factors" beginning on page 4.

                                  -----------

                                                                     Per
                                                                    Share Total
                                                                    ----- -----
Public offering price.............................................. $     $
Underwriting discount.............................................. $     $
Proceeds, before expenses, to Digital Insight...................... $     $

We have granted the underwriters the right to purchase up to an additional 600,000 shares of our common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on       , 2002.

                                  -----------

                          Joint Book-Running Managers

Morgan Stanley                                    Banc of America Securities LLC

                                  -----------

                                    JPMorgan

                                  -----------

      , 2002

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   4
Special Note Regarding Forward-Looking Statements........................  12
Use of Proceeds..........................................................  13
Price Range of Common Stock..............................................  13
Dividend Policy..........................................................  13
Capitalization...........................................................  14
Dilution.................................................................  15
Selected Consolidated Financial Data.....................................  16
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  18

                                                                            Page
                                                                            ----
Business...................................................................  29
Management.................................................................  40
Principal Stockholders.....................................................  43
Description of Capital Stock...............................................  45
Underwriters...............................................................  47
Legal Matters..............................................................  49
Experts....................................................................  49
Additional Information.....................................................  49
Where You Can Find More Information........................................  50
Index to Financial Statements.............................................. F-1

                               ----------------

  In this prospectus, we use the terms "we," "us," "our" and "Digital Insight" to refer to Digital Insight Corporation together with our subsidiaries. References to this prospectus include the documents incorporated by reference herein.

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

                               PROSPECTUS SUMMARY

  You should read this summary together with the more detailed information regarding Digital Insight and the common stock being sold in this offering and the financial statements and related notes appearing elsewhere in this prospectus. All names and trademarks of third parties appearing in this prospectus are the property of their respective holders.

  We are a leading provider of Internet banking services to banks, credit unions and savings and loans associations. We offer these financial institutions cost-effective outsourced solutions, branded in their name, which include Internet banking for their retail and business customers, an authorized loan decisioning and contact center, cash management and other supporting products and services, such as electronic bill payment, eCommerce portal technology, wireless capability, advanced target marketing, and web site development and maintenance. We provide our solutions to financial institutions over the Internet, from facilities hosted by us, which require minimal software installation at the customer site. As of January 31, 2002, we had contracts with 1,585 financial institutions, which represented approximately 32.3 million potential end users. As of January 31, 2002, approximately 3 million end users were actively using our Internet banking applications.

  Our target market consists primarily of the approximately 19,500 credit unions, banks, and savings and loans in the United States with assets of less than $10 billion each. These financial institutions hold approximately $2.3 trillion in deposits, or 42% of total U.S. customer deposits. These financial institutions are increasingly offering Internet-based banking services to create additional revenue opportunities, lower the cost of delivering products and services and address customer demand. Internet banking enables financial institutions to offer a web-based service channel through which to cost-effectively deliver a broader portfolio of products, access a larger addressable market and maintain service availability 24 hours a day, 7 days a week. These institutions also have a growing interest in offering Internet-based banking services in order to avoid losing customers to other Internet-enabled financial institutions that offer these services.

  We provide a comprehensive portfolio of Internet banking solutions to financial institutions on a subscription basis. Our Internet applications can be installed rapidly and cost-effectively with a look and feel that preserves a financial institution's unique brand identity. Our applications are deployed in an environment hosted and maintained by us in our data centers. Our applications are designed to scale as the number of end users and end user transaction volume grows. We work closely with leading data processing vendors so that financial institutions can leverage their investments in existing data processing systems by fully integrating them with the Internet applications we provide. Our solutions also offer high levels of security, up-time availability and system back-up.

  We generate recurring revenue from monthly service fees based primarily upon the number of end users and user transaction volume, as well as fees for hosting, developing and maintaining customer web sites. We also earn revenues from implementation fees that our financial institution customers pay us for establishing their Internet banking services.

  Our objective is to enhance our position as the leading provider of Internet banking services to financial institutions by providing these institutions with a comprehensive platform that will enable them to generate additional revenue, enhance long-term cost-efficiencies and improve customer service. To achieve this objective, we intend to:

  . attract more financial institution customers;

  . pursue cross-selling opportunities within our existing customer base;

  . increase end user penetration through marketing assistance programs and training of financial institutions in marketing and promoting our Internet banking services;

  . pursue strategic merger and acquisition opportunities;

  . continue to broaden product and service offerings to provide our customers with a more comprehensive platform; and

  . increase the number of our interfaces to core data processing systems to allow our applications to interface with the systems of more financial institutions.

  We closed our acquisitions of nFront, Inc. in February 2000, 1View Network Corporation in June 2000, and AnyTime Access, Inc. in July 2000. On January 28, 2002, we acquired Virtual Financial Services, Inc., or ViFi, a privately owned company based in Indianapolis which provided Internet banking and related financial services to community-based financial institutions. As a result of the ViFi acquisition, we added over 150 new customers, over 425,000 active Internet banking end users and approximately 4 million potential end users. We are in the process of migrating the ViFi customers to our platform and are aggressively pursuing cross-selling opportunities for our products and services with these customers.

  We were incorporated in Delaware on March 18, 1997, and are the successor to Digital Insight LLC, a Minnesota limited liability company established in 1995. Our principal executive offices are located at 26025 Mureau Road, Calabasas, California 91302, and our telephone number is (818) 871-0000.

                                  THE OFFERING

Common stock offered........................ 4,000,000 shares
Common stock to be outstanding after this
 offering................................... 35,583,686 shares
Use of proceeds............................. For general corporate purposes, including possible acquisitions and the repayment of
                                             $3.75 million of indebtedness. See "Use of
                                             Proceeds."
Nasdaq National Market symbol............... DGIN

  The foregoing information is based upon shares outstanding as of January 31, 2002 and excludes:

  . 4,863,426 shares of common stock subject to outstanding options, at a weighted average exercise price of $19.54 per share;

  . 11,447 shares of common stock subject to outstanding warrants, at a weighted average exercise price of $25.95 per share;

  . 1,957,749 shares of common stock that have been reserved and remain eligible for future stock options; and

  . 398,220 shares of common stock that have been reserved for our employee stock purchase plan and remain available for purchase through the purchase plan.

  In addition, unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

                                       Year Ended December 31,
                         --------------------------------------------------------
                                                                           Pro
                                                                          Forma
                          1997     1998      1999      2000      2001      2001
                         -------  -------  --------  --------  --------  --------
Consolidated Statement
 of Operations Data:
Revenues...............  $ 5,054  $13,195  $ 26,245  $ 54,428  $ 94,635  $107,853
Gross profit...........    2,300    5,331    10,563    21,147    39,258    45,388
Loss from operations...   (3,086)  (8,030)  (19,459)  (61,229)  (53,947)  (55,705)
Net loss attributable
 to common stockholders
 before cumulative
 effect of change in
 accounting method.....   (3,011)  (8,021)  (18,154)  (57,489)  (51,948)  (53,938)
Cumulative effect of
 change in accounting
 method................      --       --        --     (2,515)      --        --
Net loss attributable
 to common
 stockholders..........  $(3,011) $(8,021) $(18,154) $(60,004) $(51,948) $(53,938)
Basic and diluted net
 loss per share:
  Before cumulative
   effect of change in
   accounting method...  $  (.31) $  (.80) $  (1.26) $  (2.25) $  (1.77) $  (1.73)
  Cumulative effect of
   change in accounting
   method..............      --       --        --       (.10)      --        --
                         -------  -------  --------  --------  --------  --------
                         $  (.31) $  (.80) $  (1.26) $  (2.35) $  (1.77) $  (1.73)
Shares used to compute
 basic and diluted net
 loss per share........    9,651   10,055    14,389    25,534    29,301    31,203

                                                   As of December 31, 2001
                                                ------------------------------
                                                                    Pro Forma
                                                 Actual  Pro Forma As Adjusted
                                                -------- --------- -----------
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term
 investments................................... $ 53,634 $ 49,862   $138,227
Long-term investments..........................   13,334   13,334     13,334
Working capital................................   54,396   40,257    128,622
Total assets...................................  236,628  291,573    379,938
Total liabilities..............................   39,737   52,312     52,312
Total stockholders' equity.....................  196,891  239,261    327,626

  The summary unaudited pro forma consolidated financial data above reflects our acquisition of ViFi in January 2002 and shows the financial results as if we had acquired ViFi at January 1, 2001 for the consolidated statement of operations data and at December 31, 2001 for the consolidated balance sheet data. You should not assume that the two companies would have achieved the depicted results if they actually had been combined at the date and for the period shown or that they will achieve these results in the future. This summary unaudited pro forma consolidated financial data should be read along with the unaudited pro forma condensed consolidated financial information included in this prospectus. The unaudited pro forma condensed consolidated financial information is based on a preliminary purchase price allocation which is subject to change pending completion of the final purchase price allocation.

  The Pro Forma As Adjusted column above gives effect to our sale of 4,000,000 shares of common stock in this offering at an assumed public offering price of $23.39 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, and the application of the net proceeds as described under "Use of Proceeds."

                                 RISK FACTORS

  This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the following risk factors and the other information in this prospectus before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose part or all of your investment.

   We have a history of losses, expect future losses and cannot assure you that we will achieve or maintain profitability.

  Although our revenues have increased in every quarter since 1996, we have not achieved profitability and cannot be certain that we will realize sufficient revenues to achieve profitability. We incurred net losses of $18.2 million in the year ended December 31, 1999, $60.0 million in the year ended December 31, 2000, and $51.9 million for the year ended December 31, 2001. As of December 31, 2001, we had an accumulated deficit of $139.1 million. We plan to broaden our customer support capabilities, increase our market share, and continue to build our operational infrastructure. If growth in our revenues does not significantly outpace the increase in these expenses, we may not achieve or sustain profitability.

   The expected fluctuations of our operating results could cause our stock price to fluctuate.

  We expect that our operating results may fluctuate significantly in the future based upon a number of factors, many of which are not within our control. We base our operating expenses on anticipated revenue growth and our operating expenses are relatively fixed in the short term. Our revenue model is based largely on recurring revenues derived from actual end user counts. The number of our total end users is affected by many factors, many of which are beyond our control, including the number of new user registrations, end user turnover, loss of customers, and general consumer trends. We may expend substantial funds and management resources to increase end user penetration and still fail to achieve the targeted end user growth. Accordingly, our results of operations for a particular period may be adversely affected if the revenues based on the number of end users forecasted for that period are less than expected. As a result, if our revenues are lower than we expect in some future period, our operating results may be below the expectations of market analysts or investors. If this occurs, the price of our common stock would likely decrease.

  Our operating results may also fluctuate in the future due to a variety of other factors, including:

  . the overall level of demand for Internet banking services by consumers and businesses and the demand for our products, product enhancements and services in particular;

  . loss of significant customers due to a non-renewal of the service contract, an acquisition of the customer by another financial institution, insolvency of the customer and other reasons;

  . actions taken by our competitors, including the introduction of new products or changes in their pricing models;

  . spending patterns and budgetary resources of financial institutions and their end user customers;

  . technical difficulties, system downtime, system failures or reductions in service levels;

  .  the timing of upgrades to our computer hardware infrastructure;

  .  increases in operating costs beyond anticipated levels;

  . a negative outcome in any significant legal proceeding or prolonged litigation;

  . the timing of customer product implementations or our failure to timely complete scheduled product implementations; and

  .  governmental actions affecting Internet operations or content.

   We may not achieve the benefits we expected from our recent acquisitions, which may have a material adverse effect on our business, financial condition and operating results.

  We closed the acquisitions of nFront, Inc., or nFront, on February 10, 2000, 1View Network Corporation, or 1View, on June 21, 2000, AnyTime Access, Inc., or ATA, on July 31, 2000 and ViFi on January 28, 2002. We must overcome significant challenges in order to realize the benefits and synergies from these and future acquisitions, including the timely, efficient and successful execution of a number of post-acquisition events. Key events include:

  . integrating the operations of the acquired companies with our operations;

  .  retaining the existing customers and strategic partners of each company;

  .  retaining and assimilating the key personnel of each company;

  . offering the existing services of each company to the combined company's customers;

  . developing new services that utilize the assets of the acquired companies; and

  .  maintaining uniform standards, controls, procedures and policies.

  The successful execution of these post-acquisition events involves considerable risk and we may not be successful in executing them. These risks include:

  . the potential disruption of our ongoing business and distraction of our management;

  . the difficulty of incorporating acquired technology and rights into our products and services;

  .  unanticipated expenses related to technology integration;

  . the impairment of relationships with employees and customers as a result of any integration of new management personnel; and

  .  potential unknown liabilities associated with the acquired businesses.

  We may not succeed in addressing these risks or any other problems encountered during the integration process.

   If we fail to effectively manage our recent and any future growth, our results of operations and reputation could be harmed.

  We have recently experienced significant growth. If we fail to effectively manage this growth and any future growth, our results of operations and reputation could be harmed. We continue to increase the scope of our operations and have significantly increased the number of our customers from approximately 400 as of September 30, 1999 to 1,585 as of January 31, 2002. Moreover, we plan to continue to hire a significant number of employees this year. This resulting growth has placed, and is expected to continue to place, significant demands on our personnel, management and other resources. We must continue to improve our operational, financial and management information systems to keep pace with the growth of our business.

   Our ability to sell our products and grow our business could be significantly impaired if our management team is unable to work together effectively or if we lose the services of key personnel.

  Our business is highly dependent on our executive officers. We have entered into compensation agreements with various personnel, but we do not have employment agreements with any of our employees. The loss of the services of any of our executive officers or the inability to identify, hire, train and retain other qualified personnel in the future could harm our business. For example, we have recently hired a new chief financial officer. There can be no guarantee that our new chief financial officer will be able to work effectively with our existing management team.

  Competition for key personnel and other highly qualified technical and managerial personnel in the Internet banking services industry is intense, and we cannot assure you that we would be able to recruit management personnel to replace these individuals in a timely manner, or at all, on acceptable terms.

   We currently rely on two independent data centers to provide our Internet banking products and services; any failure in either data center could cause us to lose customers.

  In the event of a failure or interruption in our systems, our reputation could be materially adversely harmed and we could lose many of our current and potential customers.

  All of our communications and network equipment related to our Internet banking operation is currently located in Westlake Village, California and at our regional center in Norcross, Georgia. We plan to integrate these two data centers to provide full system redundancy, instant fail-over and emergency backup capabilities. We cannot assure you that when fully integrated, these data centers will provide full system redundancy, instant fail-over and disaster recovery capabilities as expected. In addition, we may experience problems during this integration that could cause system failures and decreased levels of service.

  Although we have a disaster recovery plan in place, we do not currently have sufficient backup facilities to provide full Internet services if either the Westlake Village facility or the Norcross facility is not functioning. A natural disaster, such as a fire, an earthquake or a flood, at either of our facilities could result in failures or interruptions in providing our Internet banking products and services to our customers. Furthermore, our Westlake Village facility may be subject to rolling blackouts if the California energy crisis returns. Although we maintain and regularly test an uninterrupted power supply system for our critical systems, consisting of a back-up battery and a diesel generator, there is no assurance that this system will function properly, or at all, in case of a power loss. In addition to a potential loss of power, our systems are vulnerable to operational failures, telecommunications failure and similar events. For example, in July 2000, logical corruption to our system in one of our data centers caused an intermittent outage of approximately 48 hours while the problem was corrected. We have contracted to provide a certain level of service to our customers and, consequently, a failure or interruption of our system has in the past caused, and in the future could cause, us to refund fees to some of our customers to compensate for decreased levels of service. Even with the integration of our two facilities, we could experience a failure or interruption in our systems, which could lead to delays, loss of data or the inability to provide services to our customers.

   We are dependent on the widespread adoption of Internet banking by financial institutions, which have historically been slow to do so.

  We expect that we will continue to depend on Internet banking products and services for substantially all of our revenues in the foreseeable future. However, the market for Internet banking is still in the early adoption stage. To date, Internet banking has developed slowly within financial institutions, and purchasing decisions for Internet banking products are often delayed due to uncertainties relating to cost, return on investment and customer acceptance. In particular, some smaller financial institutions have been slower to adopt Internet banking than larger banks. We cannot predict the size of the market for Internet banking among financial institutions, the rate at which that market will grow, or whether there will be widespread end user acceptance of Internet banking products and services such as ours.

  We also depend on our financial institution customers to market and promote our products to their end user customers. Neither we nor our financial institution customers may be successful in marketing our current or future Internet banking products and services. Moreover, financial institutions generally agree to use our products and services pursuant to contracts with durations that range from one to five years. Upon expiration, these contracts may be discontinued and we may lose customers as a result. Unless our Internet banking products and services are successfully deployed and marketed by a large number of financial institutions and achieve widespread market acceptance by their end user customers for a significant period of time, we will not be able to achieve our business objectives and increase our revenues.

   We depend on the efficient operation of the Internet, other networks and systems of third parties; if they do not operate efficiently, we will not be able to effectively provide our products and services.

  We depend on the efficient operation of network connections from our customer financial institutions, their data processing vendors and bill payment providers. Further, portions of our revenue are dependent on continued usage by end users of Internet banking services and their connections to the Internet. Each of these connections, in turn, depends on the efficient operation of web browsers, Internet service providers and Internet backbone service providers, all of which have had periodic operational problems or have experienced outages. In addition, the majority of our services depend on real time connections to the systems of financial institutions, data processing vendors and bill payment providers. Any operational problems or outages in these systems would cause us to be unable to provide a real time connection to these systems and we would be unable to process transactions for end users, resulting in decreased revenues. In addition, any system delays, failures or loss of data, whatever the cause, could reduce customer satisfaction with our products and services and harm our sales.

   We depend on cooperation from data processing vendors for financial institutions, some of whom have resisted efforts in the past to allow the integration of our products and services with their systems.

  Our products involve integration with products and systems developed by data processing vendors that serve financial institutions. If any of our products fail to be supported by financial institutions' data processing vendors, we would have to redesign our products to suit these financial institutions. We cannot assure that any redesign could be accomplished in a cost-effective or timely manner. We rely on these vendors to jointly develop technology with us and to disclose source code specifications to enable our products to integrate effectively with their products and systems. In the past, some vendors have resisted integrating our products or have caused delays or other disruptions in the implementation process. Several of these data processing vendors offer or are planning to offer Internet banking products and services that are directly competitive with our products and services and have resisted efforts to allow us to integrate our products and services with their systems in the past. In addition, financial institutions' data processing vendors may develop new products and systems that are incompatible with our products. Our failure to integrate our products effectively with financial institutions' data processing vendors could result in higher implementation costs or the loss of potential customers.

   Competition from third parties could reduce or eliminate demand or result in lower prices for our products and services.

  The market for Internet banking services is highly competitive. We may not be able to compete successfully against our current or future competitors and, accordingly, we cannot be certain that we will be able to expand the number of our customers and end users, retain our current customers or third-party service providers or maintain our current pricing levels for our products and services. We face competition from three main areas: other companies with outsourced Internet banking offerings, vendors of data processing services to financial institutions, and smaller, local online service outsourcing companies. Also, vendors who primarily target the largest financial institutions occasionally compete in our target market. Many of our current and potential competitors have longer operating histories and may be in a better position to produce and market their services due to their greater financial, technical, marketing and other resources, as well as their significantly greater name recognition and larger installed bases of customers. In addition, many of our competitors have well-established relationships with our current and potential financial institution customers and data processing vendors and have extensive knowledge of our industry.

   Security breaches could damage our reputation and business.

  Our networks may be vulnerable to unauthorized access, computer viruses and other disruptive problems. We transmit confidential financial information in providing our services. Users of Internet banking and other electronic commerce services are concerned about the security of transmissions over public networks. Therefore, it is critical that our facilities and infrastructure remain secure and be perceived by the marketplace as secure. A material security breach affecting us could damage our reputation, deter financial institutions from purchasing our products, deter their customers from using our products, or result in liability to us. Further, any material security breach affecting our competitors could affect the marketplace's perception of Internet banking in general and have the same adverse effects.

  Concerns over security and the privacy of end users have intensified both within and outside of the U.S., and may inhibit the growth of the Internet and other online services generally, especially as a means of conducting commercial transactions. Any well-publicized compromise of security could deter people from using the Internet or using it to conduct transactions that involve transmitting confidential information. We may need to expend significant capital or other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. Although we intend to continue to implement state-of-the-art security measures, persons may be able to circumvent the measures that we implement in the future. Eliminating computer viruses and alleviating other security problems may result in interruptions, delays or cessation of service to users accessing web sites that deliver our services, any of which could harm our business.

   Our failure to respond to rapid change in the market for Internet banking could cause us to lose revenue and harm our business.

  The market for Internet banking services is new and unproven and is subject to rapid change. Our success will depend substantially upon our ability to enhance our existing products and to develop and introduce, on a timely and cost-effective basis, new products and features that meet changing financial institution and end user requirements and incorporate technological advancements. If we are unable to develop new products and enhanced functionalities or technologies to adapt to these changes or if we cannot offset a decline in revenues of existing products by sales of new products, our business would suffer. In addition, our product development process involves a number of risks. Developing technologically advanced products is a complex and uncertain process requiring innovation as well as the accurate anticipation of technology and market trends. We budget our research and development expenditures based on planned product introductions and enhancements. If we fail to timely and cost-effectively develop new products that respond to new technologies and the needs of the Internet banking services market, we will lose revenue and our business will suffer.

   Newly introduced products may contain undetected or unresolved defects.

  Any new or enhanced products we introduce may contain undetected or unresolved software or hardware defects when they are first introduced or as new versions are released. In the past, we have discovered errors in our products and it is possible that design defects will occur in new products. These defects could result in a loss of sales and additional costs as well as damage to our reputation and the loss of relationships with our customers.

   The demand for our products and services could be negatively affected by reduced growth of commerce over the Internet or delays in the development of the Internet infrastructure.

  Our future success depends heavily on the Internet being accepted and widely used for commerce. If Internet commerce does not continue to grow or grows more slowly than expected, our business would suffer. There are a number of reasons that consumers and businesses may reject the Internet as a viable commercial medium in general, or as a suitable vehicle for banking transactions in particular. These reasons include potentially inadequate network infrastructure, security concerns, slow development of enabling technologies, reliability and quality problems, and issues relating to ease and cost of access. In particular, the Internet infrastructure may not be able to support the demands placed on it by increased Internet usage and data transmission capacity requirements. In addition, delays in the development or adoption of new standards and protocols required to support increased levels of Internet activity or increased government regulation could cause the Internet to lose its viability as a commercial medium. Even if the required infrastructure, standards, protocols or complementary products, services or facilities are developed, we may incur substantial expenses adapting our solutions to changing or emerging technologies.

   We could be subject to potential liability claims related to use of our products and services.

  Financial institutions use our products and services to provide Internet banking services to their customers. Any errors, defects or other performance problems in our products and services could result in financial or other damages to these financial institutions for which we may be liable. A product liability claim brought against us, even if not successful, would likely be time consuming, result in costly litigation and could seriously harm our business and reputation. Although our contracts typically contain provisions designed to limit our exposure to liability claims, existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions. Moreover, we may be liable for transactions executed using Internet services based on our products and services even if the errors, defects or other problems are unrelated to our products and services.

   Our stock price is volatile.

  The market price of our common stock has fluctuated significantly in the past and in the future could fluctuate in response to the following particular factors:

  .  actual or anticipated variations in operating results;

  . announcements by us or our competitors of new products, significant contracts, acquisitions, or relationships;

  .  additions or departures of key personnel;

  .  changes in estimates or ratings of securities analysts;

  . future equity or debt offerings or acquisitions or our announcements of these transactions; and

  .  economic well-being of financial institutions.

  In addition, in recent years, the stock market in general, and the Nasdaq National Market and the securities of technology companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may materially adversely affect our stock price, regardless of our operating results.

   Our lending operation could be adversely impacted by a downturn in the credit industry, and seasonal demand.

  A downturn in the credit industry, caused by increases in interest rates or a tightening of credit, among other factors, could harm our lending division's operations. A softening of demand for our outsourced solutions caused by a weakening of the economy generally may result in decreased revenues or lower growth rates. Also, the lending industry is generally subject to seasonal trends affecting loan demand.

   Government regulation of our business could cause us to incur significant expenses, and failure to comply with certain regulations, if adopted, could make our business less efficient or impossible.

  The financial services industry is subject to extensive and complex federal and state regulation. Financial institutions such as commercial banks, savings and loans associations, savings banks, and credit unions operate under high levels of governmental supervision. Our customers must ensure that our services and related products work within the extensive and evolving regulatory requirements applicable to them. We do not represent that our systems comply with such regulations.

  Neither federal depository institution regulators nor other federal regulators of financial services require us to obtain any licenses. We are subject to examination by federal depository institution regulators under the Bank Service Company Act, the Examination Parity and Year 2000 Readiness for Financial Institutions Act and the Gramm Leach Bliley Act of 1999. Although we believe we are not subject to direct supervision by federal and state banking agencies relating to other regulations, we have from time to time agreed to examinations of our business and operations by these agencies. These regulators have broad supervisory authority to remedy any shortcomings identified in any such examination.

  Except as noted above, our business is not subject to federal and state regulations applicable particularly to financial institutions. However, federal, state or foreign authorities could adopt laws, rules or regulations relating to the financial services industry that affect our business, such as by requiring us or our customers to comply with data, record keeping and processing and other requirements. It is possible that laws and regulations may be enacted with respect to the Internet, covering issues such as end user privacy, pricing, content, characteristics, taxation and quality of services and products. Existing regulations may be modified. If enacted or deemed applicable to us, these laws, rules or regulations could be imposed on our activities or our business, thereby rendering our business or operations more costly, burdensome, less efficient or impossible and requiring us to modify our current or future products or services.

   Our limited ability to protect our proprietary technology may adversely affect our ability to compete, and we may be found to infringe proprietary rights of others, which could harm our business.

  Our future success and ability to compete depend upon our proprietary technology. None of our technology is currently patented. Instead, we rely on a combination of contractual rights and copyright, trademark and trade secret laws to establish and protect our proprietary technology. We generally enter into confidentiality agreements with our employees, consultants, resellers, customers and potential customers. We also limit access to and distribution of our source code, and further limit the disclosure and use of other proprietary information. We cannot assure that the steps taken by us in this regard will be adequate to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain or use our products or technology. Monitoring unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States.

  We are also subject to the risk of claims and litigation alleging infringement of the intellectual property rights of others. Third parties may assert infringement claims in the future with respect to our current or future products. Any assertion, regardless of its merit, could require us to pay damages or settlement amounts and could require us to develop non-infringing technology or pay for a license for the technology that is the subject of the asserted infringement. Any litigation or potential litigation could result in product delays, increased costs or both. In addition, the cost of litigation and the resulting distraction of our management resources could adversely affect our operating results. We also cannot assure that any licenses for technology necessary for our business will be available or that, if available, these licenses can be obtained on commercially reasonable terms.

   Consolidation of the banking and financial services industry could cause our sales to fall.

  Consolidation of the banking and financial services industry could result in a smaller market for our products and services. A variety of factors could cause our customers to reassess their purchase or potential purchase of our products and could result in termination of services by existing customers. After consolidation, banks and other financial institutions may experience a realignment of management responsibilities and a reexamination of strategic and purchasing decisions. We may lose relationships with key constituencies within our customer's organization due to budget cuts, layoffs, or other disruptions following a consolidation. In addition, consolidation may result in a change in the technological infrastructure of the combined entity. Our products and services may not integrate with this new technological infrastructure. The acquiring institution may also have its own in-house system or outsource to competitors.

   Terrorism and the possibility of further acts of violence may have a material adverse effect on our operations.

  Terrorist attacks, such as the attacks that occurred on September 11, 2001, the response by the United States and further acts of violence or war may affect the market on which our common stock will trade, the markets in which we operate, and our operations and profitability. Further terrorist attacks against the United States or other countries may occur. The potential near-term and long-term effect of these attacks on our business, the market for our common stock and the global economy is uncertain. The consequences of any terrorist attacks, or any armed conflicts that may result, are unpredictable, and we may not be able to foresee events that could have an adverse material effect on our business or the trading price of our common stock.

   Our past and potential future acquisitions involve risks.

  We may acquire complementary technologies or businesses in the future. Due to consolidation trends within the Internet banking services industry, our failure to successfully implement a long-term acquisition strategy could damage our competitive position. We closed our acquisitions of nFront on February 10, 2000, 1View on June 21, 2000, ATA on July 31, 2000 and ViFi on January 28, 2002. Future acquisitions may involve large one-time write-offs, including goodwill impairment charges, and amortization expenses related to intangible assets. In this regard, any of these factors could adversely affect our operating results or stock price. Acquisitions involve numerous risks, including:

  . difficulties in assimilating the operations, products, technology, information systems and personnel of the acquired company with our operations;

  .  diverting our management's attention from other business concerns;

  . impairing relationships with our employees, affiliates, strategic marketing alliances and content providers;

  . the inability to maintain uniform standards, controls, procedures and policies;

  . loss of acquired customers and strategic partners beyond projected thresholds;

  .  entering markets in which we have no direct prior experience; and

  .  losing key employees of the acquired company.

  Some or all of these risks could result in a material adverse effect on our business, financial condition and operating results. In addition, we cannot assure you that we will be able to identify suitable acquisition candidates that are available for sale at reasonable prices. We may elect to finance future acquisitions with debt financing, which would increase our debt service requirements, or through the issuance of additional common or preferred stock, which could result in dilution to our stockholders. We cannot assure you that we will be able to arrange adequate financing, if required, for any acquisitions on acceptable terms.

   Our charter and bylaws and Delaware law contain provisions which could discourage a takeover.

  Provisions of our charter and bylaws may make it more difficult for a third party to acquire, or may discourage a third party from attempting to acquire, control of us, even if doing so would be beneficial to our stockholders. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

  .  division of the board of directors into three separate classes;

  .  elimination of cumulative voting in the election of directors;

  . prohibitions on our stockholders from acting by written consent and calling special meetings;

  . procedures for advance notification of stockholder nominations and proposals; and

  . the ability of the board of directors to alter our bylaws without stockholder approval.

  In addition, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing flexibility in connection with possible financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

  We are also subject to Section 203 of the Delaware General Corporation Law, which, subject to exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that this stockholder became an interested stockholder. The preceding provisions of our charter and bylaws, as well as
Section 203 of the Delaware General Corporation Law, could discourage potential acquisition proposals, delay or prevent a change of control and prevent changes in our management.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "anticipate" "intend," "plan," "believe," "estimate," "potential," or "continue," the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially from any forward-looking statement. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors."

  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations. Before you invest in our common stock, you should be aware that the occurrence of the events described under "Risk Factors" and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

                                USE OF PROCEEDS

  We estimate that our net proceeds from the sale of 4,000,000 shares of common stock in this offering will be approximately $88.4 million, at an assumed public offering price of $23.39 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $101.7 million. We expect to use the net proceeds from this offering for general corporate purposes and to repay
$3.75 million of promissory notes, due March 1, 2003, with an interest rate of 6% per annum, issued in connection with the acquisition of ViFi. A portion of the proceeds may be used to acquire or invest in complementary businesses or products, or to obtain the right to use complementary technologies, although there are no current negotiations or discussions for any of these transactions. Pending use of the net proceeds for the above purposes, we intend to invest these funds in short-term, interest-bearing, investment grade obligations.

                          PRICE RANGE OF COMMON STOCK

  Our common stock is traded on the Nasdaq National Market under the symbol "DGIN." Our common stock began trading on the Nasdaq National Market on October 1, 1999. The following table sets forth the range of high and low closing sale prices reported on the Nasdaq National Market for our common stock for the periods indicated.

                                                                  Common Stock
                                                                      Price
                                                                  -------------
                                                                   High   Low
                                                                  ------ ------
   2000
   First Quarter................................................. $83.88 $33.25
   Second Quarter................................................  47.38  29.88
   Third Quarter.................................................  43.50  23.38
   Fourth Quarter................................................  36.69  11.50

   2001
   First Quarter................................................. $22.13 $ 9.70
   Second Quarter................................................  22.10   7.52
   Third Quarter.................................................  21.15  11.05
   Fourth Quarter................................................  23.76   9.95

   2002
   First Quarter (through February 22, 2002)..................... $27.15 $17.65

  On February 22, 2002, the reported last sale price of our common stock on the Nasdaq National Market was $23.39 per share. As of January 31, 2002, there were 213 holders of record of our common stock.

                                DIVIDEND POLICY

  We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                CAPITALIZATION

  The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of December 31, 2001:

  .  on an actual basis;

  . on a pro forma basis to give effect to our acquisition of ViFi on January 28, 2002 for $3.75 million in cash, $3.75 million aggregate principal amount of our promissory notes and 1,901,907 shares of our common stock; and

  . on a pro forma as adjusted basis to reflect our receipt of the estimated net proceeds from our sale of 4,000,000 shares of common stock in this offering, at an assumed public offering price of $23.39 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, and the application of the net proceeds as described under "Use of Proceeds."

The following table does not include:

  .  4,904,641 shares of common stock subject to outstanding options;

  .  11,447 shares of common stock subject to outstanding warrants;

  . 1,823,873 shares of common stock that had been reserved and remain eligible for future stock option grants; or

  . 398,220 shares of common stock that had been reserved for our employee stock purchase plan and remain available for purchase through the purchase plan.

  This information should be read in conjunction with our consolidated financial statements and related notes thereto and the unaudited pro forma condensed consolidated financial information included elsewhere in this prospectus.

                                                  As of December 31, 2001
                                              ---------------------------------
                                                                     Pro Forma
                                               Actual    Pro Forma  As Adjusted
                                              ---------  ---------  -----------
                                                (in thousands, except share
                                                           data)
Cash, cash equivalents and short-term
 investments................................. $  53,634  $  49,862   $ 138,227
                                              =========  =========   =========
Long-term portion of capital lease
 obligations and long-term debt.............. $   6,293  $   6,293   $   6,293
                                              ---------  ---------   ---------
Stockholders' equity:
  Preferred stock, $.001 par value, 5,000,000
   shares authorized, no shares issued and
   outstanding...............................       --         --          --
  Common stock, $.001 par value, 100,000,000
   shares authorized; 29,638,479 shares
   issued and outstanding--actual; 31,540,386
   shares issued and outstanding--pro forma;
   and 35,540,386 shares issued and
   outstanding--pro forma, as adjusted.......        30         32          36
  Additional paid-in capital.................   337,461    379,829     468,190
  Stockholders' notes receivable.............      (124)      (124)       (124)
  Deferred stock-based compensation..........    (1,409)    (1,409)     (1,409)
  Accumulated deficit........................  (139,067)  (139,067)   (139,067)
                                              ---------  ---------   ---------
    Total stockholders' equity...............   196,891    239,261     327,626
                                              ---------  ---------   ---------
      Total capitalization................... $ 203,184  $ 245,554   $ 333,919
                                              =========  =========   =========

                                   DILUTION

  Our pro forma net tangible book value as of December 31, 2001 was approximately $83.6 million, or $2.65 per share of common stock. Pro forma net tangible book value per share represents the amount of our total pro forma tangible assets reduced by the amount of our pro forma total liabilities, divided by the pro forma number of outstanding shares of common stock, in each case giving effect to our acquisition of ViFi in January 2002 for $3.75 million in cash, $3.75 million in promissory notes and 1,901,907 shares of our common stock. After giving effect to our sale of 4,000,000 shares of common stock in this offering, at an assumed public offering price of $23.39 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of December 31, 2001 would have been $172.0 million or $4.84 per share. This represents an immediate increase in pro forma net tangible book value of $2.19 per share to existing stockholders and an immediate dilution of $18.55 per share to investors purchasing shares in this offering. Dilution is determined by subtracting pro forma net tangible book value per share after the offering from the offering price per share. The following table illustrates this per share dilution:

Assumed public offering price per share...........................       $23.39
  Pro forma net tangible book value per share as of December 31,
   2001........................................................... $2.65
  Increase in pro forma net tangible book value per share
   attributable to new investors..................................  2.19
                                                                   -----
Pro forma net tangible book value per share after this offering...         4.84
                                                                         ------
Dilution per share to new investors...............................       $18.55
                                                                         ======

  We had the following options and warrants outstanding as of December 31, 2001:

  . 4,904,641 shares subject to outstanding options at a weighted average exercise price of $19.44 per share; and

  . 11,447 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $25.95 per share.

  To the extent that outstanding options or the warrants are exercised, new warrants are issued, new options or rights are issued under our stock plans, or we issue additional shares of common stock in the future, new investors will experience further dilution.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 1999, 2000 and 2001 and the selected consolidated balance sheet data as of December 31, 2000 and 2001 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 1997 and 1998 and the selected consolidated balance sheet data as of December 31, 1997, 1998 and 1999 have been derived from our audited consolidated financial statements not included herein.

  The selected consolidated financial data are derived from consolidated financial statements that give effect to our merger with nFront in February 2000. The merger was accounted for as a pooling of interests, and accordingly all prior periods have been restated to combine the results of Digital Insight and nFront. nFront's historical year end was June 30, and as such the restated consolidated financial statements as of December 31, 1998 and for the years ended December 31, 1997 and 1998 combine the Digital Insight historical financial statements for each of these periods with the historical financial statements of nFront as of June 30, 1999 and for the years ended June 30, 1998 and 1999. The consolidated financial statements as of December 31, 1999 and 2000 are presented on a conformed period basis. No adjustments have been necessary to conform accounting policies of the entities. There were no intercompany transactions requiring elimination in any period presented.

  The pro forma selected consolidated financial data are derived from our unaudited pro forma condensed consolidated financial information included elsewhere in this prospectus that reflects our acquisition of ViFi in January 2002 as if the transaction occurred as of January 1, 2001 for the consolidated statement of operations data, and as of December 31, 2001 for the consolidated balance sheet data. The acquisition is to be accounted for using the purchase method. The pro forma condensed consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have occurred if the transaction had been consummated at the dates indicated, nor is it necessarily indicative of the future financial position or results of operations of the combined companies.

                                        Year Ended December 31,
                          ---------------------------------------------------------
                                                                             Pro
                                                                            Forma
                           1997     1998      1999      2000      2001       2001
                          -------  -------  --------  --------  --------  ---------
                                 (in thousands, except per share data)
Consolidated Statement of
Operations Data:
Revenues................  $ 5,054  $13,195  $ 26,245  $ 54,428  $ 94,635   $107,853
Cost of revenues........    2,754    7,864    15,682    33,281    55,377     62,465
                          -------  -------  --------  --------  --------  ---------
Gross profit............    2,300    5,331    10,563    21,147    39,258     45,388
Operating expenses......    5,386   13,361    30,022    82,376    93,205    101,093
                          -------  -------  --------  --------  --------  ---------
Loss from operations....   (3,086)  (8,030)  (19,459)  (61,229)  (53,947)   (55,705)
Interest and other
 income, net............      111      282     1,441     3,740     1,999      1,767
Accretion of redeemable
 convertible preferred
 stock..................      (36)    (273)     (136)      --        --         --
                          -------  -------  --------  --------  --------  ---------
Net loss attributable to
 common stockholders
 before cumulative
 effect of change in
 accounting method......   (3,011)  (8,021)  (18,154)  (57,489)  (51,948)   (53,938)
Cumulative effect of
 change in accounting
 method.................      --       --        --     (2,515)      --         --
                          -------  -------  --------  --------  --------  ---------
Net loss attributable to
 common stockholders....  $(3,011) $(8,021) $(18,154) $(60,004) $(51,948) $ (53,938)
                          =======  =======  ========  ========  ========  =========
Basic and diluted net
 loss per share before
 cumulative effect of
 change in accounting
 method.................  $  (.31) $  (.80) $  (1.26) $  (2.25) $  (1.77)   $ (1.73)
Per share cumulative
 effect of change in
 accounting method......      --       --         --      (.10)      --         --
                          -------  -------  --------  --------  --------  ---------
Basic and diluted net
 loss per share.........  $  (.31) $  (.80) $  (1.26) $  (2.35) $  (1.77) $   (1.73)
                          =======  =======  ========  ========  ========  =========
Shares used to compute
 basic and diluted net
 loss per share.........    9,651   10,055    14,389    25,534    29,301     31,203
                          =======  =======  ========  ========  ========  =========

                                          As of December 31,
                         ------------------------------------------------------
                                                                         Pro
                                                                        Forma
                          1997      1998      1999     2000     2001     2001
                         -------  --------  -------- -------- -------- --------
                                            (in thousands)
Consolidated Balance
 Sheet Data:
Cash, cash equivalents
 and short-term
 investments............ $ 3,407  $  4,886  $ 79,031 $ 81,710 $ 53,634 $ 49,862
Long-term investments...     --        --        --       --    13,334   13,334
Working capital
 (deficit)..............   1,941       (31)   73,921   73,564   54,396   40,257
Total assets............   6,069    13,172   103,488  282,226  236,628  291,573
Total liabilities.......   2,781     8,088    17,304   42,391   39,737   52,312
Redeemable convertible
 preferred stock........   6,819    15,092       --       --       --       --
Total stockholders'
 equity (deficit).......  (3,531)  (10,008)   86,184  239,835  196,891  239,261

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included in this prospectus. The forward-looking statements included in this section relating to certain matters involve risks and uncertainties, including anticipated financial performance, business prospects, anticipated capital expenditures and other similar matters, which reflect management's best judgment based on factors currently known. Actual results and experience could differ materially from the anticipated results or other expectations expressed in our forward-looking statements as a result of a number of factors, including but not limited to those discussed under this caption and under the caption "Risk Factors".

Overview

  We are a leading provider of Internet banking services to banks, credit unions, and savings and loans associations. We offer these financial institutions cost-effective outsourced solutions, branded in their name, which include Internet banking for their retail and business customers, an authorized loan decisioning and contact center, and other supporting products and services, such as electronic bill payment, eCommerce portal technology, wireless capability, advanced target marketing, and web site development and maintenance. In general, we provide our solutions to our customers over the Internet, from facilities hosted by us, which require minimal software installation at the customer site.

  In February 2000, we completed our merger with nFront. The merger was accounted for as a pooling of interests and accordingly, our financial statements for all prior periods have been restated to combine the results of Digital Insight and nFront. No adjustments were necessary to conform accounting policies of the entities. There were no intercompany transactions requiring elimination in any period presented. During 2000, we also completed our acquisitions of 1View and ATA. These acquisitions allowed us to expand our product line to include an electronic bill presentment and payment product and an online loan origination and decisioning product. We accounted for these acquisitions as purchases.

  Revenues consist primarily of recurring service fees and to a lesser extent, implementation fees and other revenues. We derive revenues primarily from long-term service contracts with financial institution customers, which pay recurring service fees based primarily on the number of end users or end user transactions, or fixed monthly amounts for hosting and maintaining web sites, as well as up-front implementation fees and optional services. Revenue from recurring service fees are recognized as services are provided.

  During the fourth quarter of 2000, we adopted Staff Accounting Bulletin No. 101, or SAB 101, "Revenue Recognition in Financial Statements." Prior to the adoption of SAB 101, we recognized implementation fee revenue upon the completion of the implementation process, which was typically 90 to 120 days after contract initiation. We also deferred the direct implementation costs and recognized them upon completion of the implementation. Under SAB 101, we defer recognition of certain implementation fee revenue, which includes set up fees for each service element purchased and mandatory training, that are not the culmination of a separate earnings process and recognize them ratably over the greater of the initial life of the customer contract or the estimated life of customer service relationship, generally three to five years. We also defer recognition of the related direct incremental implementation costs and recognize them ratably over the same period. The adoption of SAB 101 resulted in a $2.5 million cumulative effect adjustment at January 1, 2000 and a $1.6 million increase in our net loss for 2000 to reflect the increase in deferred implementation revenue partially offset by the increase in deferred direct implementation costs.

  Other revenues are derived from the sale of hardware purchased from third party vendors, web site design services, optional consulting and training services purchased separately by customers after implementation and license fees for licensing technology to non-service customers. These other revenues are recognized upon the completion or delivery of the product or service assuming we have no remaining obligations, the amounts due are fixed and determinable and collection of the related receivable is probable.

  Direct incremental implementation costs are comprised primarily of salaries and benefits of implementation personnel, consulting fees paid to third party implementation consultants and set up fees paid to third party vendors.

  Cost of revenues is comprised primarily of salaries and related personnel expenses, network costs, expenses related to the operation of our data centers and fees paid to third parties, including bill payment vendors, data processing vendors and communication services providers. Cost of revenues also include the recognition of deferred implementation costs which are being recognized ratably over the term of the customer relationship as discussed above.

  Sales, general and administrative expenses consist primarily of salaries and related expenses for executive, sales, marketing, finance, human resources and administrative personnel and other general corporate expenses. In addition, these expenses include marketing expenses such as trade shows, promotional costs and end user marketing campaigns.

  Research and development expenses consist primarily of salaries, related personnel expenses and consultant fees related to the design, development, testing and enhancement of our products and our data processing vendor interface software.

  We have recorded aggregate deferred stock-based compensation of $14.6 million through December 31, 2001, including $6.6 million and $2.2 million of deferred stock-based compensation recorded in connection with the acquisitions of 1View and ATA, respectively. The remaining unamortized balance of deferred stock-based compensation of $1.4 million will be fully amortized by March 31, 2003.

  As of December 31, 2001, we had contracts with 1,438 financial institutions, 1,219 of which had contracted for Internet banking services, 499 of which had contracted for cash management services and 154 of which had contracted for lending services. We had approximately 2.4 million active Internet banking end users at the end of the year, up 60% from 1.5 million from a year earlier. We had a total of 992 Internet banking clients with live sites at December 31, 2001, which represented approximately 25.4 million potential end users and an overall penetration of 9.5 %. The total number of potential end users of the 1,219 contracted Internet banking institutions was approximately 28.1 million.

  During 2001, we strategically restructured our business to reduce operating expenses. The process included a review of potentially redundant functions and facilities. The majority of these redundancies resulted from the three acquisitions completed in 2000. As a result of this process, 58 employee positions were eliminated and our facility in San Francisco, California was closed. In 2001, we recorded a restructuring charge of approximately $3.3 million, comprised of approximately $1.6 million for severance payments and related benefits for employees whose positions were eliminated, approximately $1.0 million in deferred stock-based compensation expense for the acceleration of stock options and approximately $707,000 for exit costs as a result of the closure of the San Francisco facility and related lease termination.

  In January 2002, we announced another restructuring and cost reduction program. During 2002, we plan to restructure certain operations by geographically consolidating certain business functions. Although this consolidation is expected to reduce costs by eliminating additional redundant costs that resulted from our acquisitions, we do not expect the cost savings to begin to occur until late in 2002. The restructuring program will require an initial increase in staffing to manage the consolidated operations and we plan to reduce excess staff upon completion of the consolidation. We expect to record a restructuring charge of approximately $1.0 million to $1.5 million in the first quarter of 2002.

  We performed an impairment assessment of our long-lived assets in accordance with Statement of Financial Accounting Standards, or SFAS, No. 121 at December 31, 2001 in connection with assessing the impact of implementation of SFAS No. 142 "Goodwill and Other Intangible Assets." No impairment was indicated by the comparison of future undiscounted cash flows to the book value of the long-lived assets. However, as discussed further in "New Accounting Standards" below, we anticipate that, in the first quarter of 2002, there will be a goodwill impairment charge of approximately $25.0 million to $30.0 million relating to the ATA acquisition as a result of applying the fair value method for assessing impairment as required by the adoption of SFAS No. 142.

Results of Operations

   Comparison of Year Ended December 31, 2001 to Year Ended December 31, 2000

  Results of Operations. Net loss for the years ended December 31, 2001 and 2000 was approximately $51.9 million and approximately $60.0 million, respectively.

  Revenues. Revenues for the year ended December 31, 2001 were approximately $94.6 million, an increase of 74%, from approximately $54.4 million for the prior year.

  Revenues for the year ended December 31, 2001 included approximately $79.0 million related to the Internet banking division compared to approximately $48.0 million for the prior year. This increase of approximately $31.0 million, or 65%, resulted from an increased number of new financial institutions and end users combined with sales of additional services to our existing customer base. During 2001, active Internet banking end users increased 60% from approximately 1.5 million at December 31, 2000 to approximately 2.4 million at December 31, 2001.

  Revenues for the year ended December 31, 2001 included approximately $15.6 million related to the lending division compared to approximately $6.4 million for the prior year. This increase of approximately $9.2 million resulted from a full year of operations in 2001 compared to a partial year of operations subsequent to the acquisition date in the prior year. In addition, our lending division is experiencing a shift in the mix of our lending application volumes toward Internet applications and away from the historical emphasis on call center applications. Internet applications produce slightly lower revenue per transaction; however the costs associated with Internet applications are relatively lower than those associated with our call center applications. Therefore, the shift in mix resulted in slightly lower revenues, but higher gross margins per transaction.

  Cost of Revenues. Cost of revenues for the year ended December 31, 2001 was approximately $55.4 million, an increase of 66%, from approximately $33.3 million for the prior year.

  Cost of revenues for the year ended December 31, 2001 included approximately $44.3 million related to the Internet banking division compared to approximately $27.6 million for the prior year. This increase of approximately $16.7 million, or 61%, was primarily due to the cost to implement and service additional financial institutions combined with continued investment in our data center infrastructure.

  Cost of revenues for the year ended December 31, 2001 included approximately $11.1 million related to the lending division compared to approximately $5.7 million for the prior year. This increase of approximately $5.4 million resulted from a full year of operations in 2001, compared to a partial year of operations subsequent to the acquisition date in the prior year.

  Gross Profit. Gross profit increased to approximately $39.3 million for the year ended December 31, 2001 from approximately $21.1 million for the prior year. Gross margin for the Internet banking division increased to 44% for the year ended December 31, 2001 from 43% for the prior year. Gross margin for the lending division increased to 29% for the year ended December 31, 2001 from 10% for the prior year. The increase in gross margin for the lending division was due in part to the shift away from the lower margin telephone-supported lending application services to the higher margin Internet-based lending application services.

  Sales, General and Administrative. Sales, general and administrative expenses for the year ended December 31, 2001 were approximately $30.8 million, a decrease of approximately $700,000, compared to approximately $31.5 million for the prior year. As a percentage of revenue, sales, general and administrative expenses were 33% for the year ended December 31, 2001 compared to 58% for the prior year. This decrease was a result of an increase in revenues without a corresponding increase in sales, general and administrative expenses.

  Research and Development. Research and development expenses for the year ended December 31, 2001 were approximately $23.4 million, an increase of approximately $1.3 million, compared to approximately $22.1 million for the prior year. This increase was primarily due to higher personnel expenses required for the functional enhancements of existing products and the development of new products. Research and development expenses, as a percentage of revenue, decreased to 25% for the year ended December 31, 2001, from 41% for the year ended December 31, 2000, primarily as a result of an increase in revenues.

  Amortization of Goodwill and Intangible Assets. Amortization of goodwill and intangible assets increased to approximately $35.7 million for the year ended December 31, 2001 from approximately $16.1 million for the year ended December 31, 2000, as a result of a full year of amortization in 2001 compared to a partial year's amortization in the prior year. This increase was primarily due to the acquisitions of 1View and ATA which generated goodwill and intangible assets of approximately $150.2 million, which are being amortized on a straight-line basis over the estimated lives of three to six years.

  Restructuring Charge. In connection with our 2001 restructuring plan, we recorded a restructuring charge of approximately $3.3 million for the year ended December 31, 2001.

  Interest and Other Income, Net. Interest and other income, net, was approximately $2.0 million for the year ended December 31, 2001, a decrease of $1.7 million, compared to approximately $3.7 million for the prior year. This decrease was primarily due to lower rates of return on our investments, lower average cash balances invested and an increase in interest expense due to increased outstanding debt.

   Comparison of Year Ended December 31, 2000 to Year Ended December 31, 1999

  Results of Operations. Net loss for the years ended December 31, 2000 and 1999 was approximately $60.0 million and $18.2 million, respectively. Using the historical method of revenue recognition, the net loss would have been approximately $56.1 for the year ended December 31, 2000.

  Revenues. Revenues for the year ended December 31, 2000 were approximately $54.4 million, an increase of 107%, from approximately $26.2 million for the prior year.

  Revenues for the year ended December 31, 2000 included approximately $48.0 million related to the Internet banking division compared to approximately $26.2 million for the prior year. This increase of approximately $21.8 million, or 83%, resulted from an increased number of new financial institutions and end users combined with sales of additional services to our existing customer base, partially offset by a SAB 101 revenue adjustment of approximately $5.1 million. During 2000, active Internet banking end users increased 100% from approximately 750,000 at December 31, 1999 to approximately 1.5 million at December 31, 2000.

  Revenues for the year ended December 31, 2000 included approximately $6.4 million related to the lending division acquired during the year.

  Cost of Revenues. Cost of revenues for the year ended December 31, 2000 was approximately $33.3 million, an increase of 112%, from approximately $15.7 million for the prior year.

  Cost of revenues for the year ended December 31, 2000 included approximately $27.6 million related to the Internet banking division compared to approximately $15.7 million for the prior year. This increase of approximately $11.9 million, or 76%, was primarily due to increased costs to implement and service additional financial institutions combined with continued investment in our data center infrastructure partially offset by a SAB 101 adjustment of approximately $3.1 million.

  Cost of revenue for the year ended December 31, 2000 included approximately $5.7 million related to the lending division acquired during the year.

  Gross Profit. Gross profit increased to approximately $21.1 million for the year ended December 31, 2000 from approximately $10.6 million for the prior year. Gross margin for the Internet banking division increased to 43% for the year ended December 31, 2000 from 40% for the prior year. Gross margin for the lending division was 10% for the year ended December 31, 2000.

  Sales, General and Administrative. Sales, general and administrative expenses were approximately $31.5 million for the year ended December 31, 2000 compared to approximately $22.3 million for the prior year. This increase was primarily due to an increase in sales commissions associated with higher revenues, higher personnel expenses for sales and marketing staff, increased staffing for finance and accounting, new senior management positions and growth in recruiting and human resource expenses. As a percentage of revenue, sales, general and administrative expenses were 58% for the year ended December 31, 2000 compared to 85% for the prior year.

  Research and Development. Research and development expenses were approximately $22.1 million for the year ended December 31, 2000 compared to approximately $7.8 million for the prior year. This increase was primarily due to higher personnel and consulting expenses required for the functional enhancements of existing products and the development of new products. Research and development expenses as a percentage of revenue were 41% for the year ended December 31, 2000, compared to 30% for the prior year.

  Amortization of Goodwill and Intangible Assets. Amortization of goodwill and intangible assets was approximately $16.1 million for the year ended December 31, 2000.

  Merger-Related Expenses. In connection with the merger of nFront, we incurred related expenses of approximately $12.7 million comprised of direct transaction costs and non-recurring redundant costs.

  Interest and Other Income, Net. Interest and other income, net, was approximately $3.7 million for the year ended December 31, 2000, an increase of $2.3 million, compared to approximately $1.4 million for the prior year. This increase was primarily due to interest earned on higher average cash balances in the year ended December 31, 2000 as a result of our public offerings in October 1999 and August 2000 and of nFront's public offering in July 1999.

Selected Quarterly Results of Operations

  The following tables present, in dollars and as a percentage of revenues, our unaudited consolidated statements of operations for the eight quarters ended December 31, 2001. This information reflects all adjustments, consisting of only normal recurring adjustments, that we consider necessary for the fair presentation of such information in accordance with generally accepted accounting principles. The results of any quarter are not necessarily indicative of results for any future period.

                                                    Three Months Ended
                         --------------------------------------------------------------------------------------
                         Mar. 31,   June 30,   Sept. 30,   Dec. 31,   Mar. 31,   June 30,   Sept. 30,  Dec. 31,
                           2000       2000       2000        2000       2001       2001       2001       2001
                         --------   --------   ---------   --------   --------   --------   ---------  --------
Revenues................ $  8,732   $11,125    $ 16,395    $ 18,176   $ 20,416   $ 22,686    $24,524   $27,009
Cost of revenues........    5,155     6,033       9,849      12,244     13,630     13,225     13,827    14,695
                         --------   -------    --------    --------   --------   --------    -------   -------
Gross profit............    3,577     5,092       6,546       5,932      6,786      9,461     10,697    12,314
                         --------   -------    --------    --------   --------   --------    -------   -------
Operating expenses:
 Sales, general and
  administrative........    8,874     7,251       7,674       7,655      7,995      8,214      7,232     7,339
 Research and
  development...........    3,947     3,975       7,212       7,005      7,497      6,433      4,958     4,532
 Amortization of
  goodwill and
  intangible assets.....      --        300       6,958       8,867      8,882      8,643      8,800     9,404
 Restructuring charge...      --        --          --          --       3,276        --         --        --
 Merger related
  expense...............   12,658       --          --          --         --         --         --        --
                         --------   -------    --------    --------   --------   --------    -------   -------
   Total operating
    expenses............   25,479    11,526      21,844      23,527     27,650     23,290     20,990    21,275
                         --------   -------    --------    --------   --------   --------    -------   -------

Loss from operations....  (21,902)   (6,434)    (15,298)    (17,595)   (20,864)   (13,829)   (10,293)   (8,961)
Interest and other
 income, net............      995       652       1,045       1,048        838        546        355       260
                         --------   -------    --------    --------   --------   --------    -------   -------
Net loss before
 cumulative effect of
 change in accounting
 method.................  (20,907)   (5,782)    (14,253)    (16,547)   (20,026)   (13,283)    (9,938)   (8,701)
Cumulative effect of
 change in accounting
 method.................   (2,515)      --          --          --         --         --         --        --
                         --------   -------    --------    --------   --------   --------    -------   -------
Net loss................ $(23,422)  $(5,782)   $(14,253)   $(16,547)  $(20,026)  $(13,283)   $(9,938)  $(8,701)
                         ========   =======    ========    ========   ========   ========    =======   =======
As a Percentage of
 Revenues:
Revenues................    100.0%    100.0%      100.0%      100.0%     100.0%     100.0%     100.0%    100.0%
Cost of revenues........     59.0      54.2        60.1        67.4       66.8       58.3       56.4      54.4
                         --------   -------    --------    --------   --------   --------    -------   -------
Gross profit............     41.0      45.8        39.9        32.6       33.2       41.7       43.6      45.6
                         --------   -------    --------    --------   --------   --------    -------   -------
Operating expenses:
 Sales, general and
  administrative........    101.6      65.2        46.8        42.1       39.2       36.2       29.5      27.2
 Research and
  development...........     45.2      35.7        44.0        38.5       36.7       28.4       20.2      16.8
 Amortization of
  goodwill and
  intangible assets.....      --        2.7        42.4        48.8       43.5       38.1       35.9      34.8
 Restructuring charge...      --        --          --          --        16.0        --         --        --
 Merger-related
  expenses..............    145.0       --          --          --         --         --         --        --
                         --------   -------    --------    --------   --------   --------    -------   -------
   Total operating
    expenses............    291.8     103.6       133.2       129.4      135.4      102.7       85.6      78.8
                         --------   -------    --------    --------   --------   --------    -------   -------

Loss from operations....   (250.8)    (57.8)      (93.3)      (96.8)    (102.2)     (61.0)     (42.0)    (33.2)
Interest and other
 income, net............     11.4       5.8         6.4         5.8        4.1        2.4        1.5       1.0
                         --------   -------    --------    --------   --------   --------    -------   -------
Net loss before
 cumulative effect of
 change in accounting
 method.................   (239.4)    (52.0)      (86.9)      (91.0)     (98.1)     (58.6)     (40.5)    (32.2)
Cumulative effect of
 change in accounting
 method.................    (28.8)      --          --          --         --         --         --        --
                         --------   -------    --------    --------   --------   --------    -------   -------
Net loss................   (268.2)%   (52.0)%     (86.9)%     (91.0)%    (98.1)%    (58.6)%    (40.5)%   (32.2)%
                         ========   =======    ========    ========   ========   ========    =======   =======

  Our quarterly revenues, expenses and results of operations have fluctuated in the past and are likely to fluctuate significantly in the future due to a variety of factors, many of which are beyond our control. As a result, period-to-period comparisons should not be relied upon as indicators of future performance. We may not be able to increase our revenues in future periods or sustain our existing level of revenues or our rate of revenue growth on a quarterly or annual basis. In addition, our annual or quarterly results of operations may not meet the expectations of securities analyst or investors. If this happens, the price of our stock would likely decrease. See "Risk Factors."

Critical Accounting Policies and Estimates

  Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, allowance for doubtful accounts, investments, deferred taxes, impairment of long-lived assets, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

  We apply the following critical accounting policies in the preparation of our consolidated financial statements:

  . Revenue Recognition Policy. We recognize revenue as discussed in the "Overview" section.

  . Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

  . Investments. We record an impairment charge when we believe an asset has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future.

  . Deferred Taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to subsequently determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Similarly, should determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would reduce income in the period such determination was made.

  . Impairment of Long-Lived Assets. We evaluate the recoverability of our identifiable intangible assets, goodwill and other long-lived assets in accordance with SFAS No. 121 which generally requires us to assess these assets for recoverability when events or circumstances indicate a potential impairment by estimating the undiscounted cash flows to be generated from the use and ultimate disposition of these assets. Upon implementation of SFAS No. 142 on January 1, 2002, we will use the fair value method to assess our goodwill on at least an annual basis and the undiscounted cash flows method will continue to be used for qualifying identifiable intangible assets and other long-lived assets. As discussed in the "Overview" and "New Accounting Standards" sections, we anticipate recording a goodwill impairment charge upon adoption of SFAS No. 142 in the first quarter of 2002. These impairment assessments could result in additional impairment charges to reduce the carry values of these assets in the future.

  . Contingencies and Litigation. We evaluate contingent liabilities including threatened or pending litigation in accordance with SFAS No. 5, "Accounting for Contingencies" and record accruals when the outcome of these matters is deemed probable and the liability is reasonably estimable. We make these assessments based on the facts and circumstances and in some instances based in part on the advice of outside legal counsel.

Segment Reporting

  Since the acquisition of ATA in July 2000, we have managed our business in two reportable segments: the Internet banking division and the lending division. The results of operations from these reportable segments were as follows for the years ended December 31, 2000 and 2001:

                                 Internet
                                  banking     Lending    Corporate
                                division(1) division(2) and other(3)  Total
                                ----------- ----------- ------------ -------
                                               (in thousands)
   Year ended December 31,
    2000:
     Revenues..................   $48,040     $ 6,388     $    --    $54,428
     Gross profit..............    20,477         670          --     21,147
     Loss from operations......   (30,457)     (1,989)     (28,783)  (61,229)
   Year ended December 31,
    2001:
     Revenues..................   $79,045     $15,590     $    --    $94,635
     Gross profit..............    34,793       4,465          --     39,258
     Loss from operations......   (13,391)     (1,551)     (39,005)  (53,947)

--------
(1) Loss from operations includes amortization of deferred stock-based compensation of $4.8 million and $3.8 million for the years ended December 31, 2000 and 2001, respectively.

(2) Loss from operations includes amortization of deferred stock-based compensation of $453,000 and $1.0 million for the years ended December 31, 2000 and 2001, respectively. Amounts for the year end December 31, 2000 represent operations from the date of acquisition.

(3) Represents amortization of goodwill and intangible assets, a restructuring charge and merger-related expenses. The restructuring charge includes amortization of deferred stock-based compensation of $940,000 for the year ended December 31, 2001.

  For the year ended December 31, 2001, no customer accounted for more than 10% of our total revenues. We have no foreign operations.

Provision for Income Taxes

  We incurred operating losses from inception through December 31, 2001, and therefore have not recorded any significant provision for income taxes. Due to the uncertainty surrounding the realization of the benefits in future tax returns, we have recorded a valuation allowance for the full amount of our net operating loss carryforwards and other deferred tax assets. As of December 31, 2001, we had net operating loss carryforwards for federal and state tax purposes of approximately $100.5 million and $43.5 million, respectively. The state tax loss carryforwards began to expire in 2004 and the federal tax loss carryforwards begin to expire in 2011. Under the provisions of the Internal Revenue Code of 1986, as amended, certain substantial changes in ownership may limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset taxable income.

Liquidity and Capital Resources

  At December 31, 2001, we had cash and cash equivalents of approximately $15.3 million, short-term investments of approximately $38.3 million and long-term investments of approximately $13.3 million. A $10.0 million certificate of deposit is pledged as collateral against a multiple disbursement note we signed in connection with an equipment line of credit with a bank. The remaining investments are in commercial paper. Our intent is to hold these investments to maturity. For financial statement presentation, we classify our investments as short-term and long-term, based upon their maturity dates, except for a portion of the $10.0 million certificate of deposit that has been reclassified to long-term investments to correspond to the long-term portion of the multiple disbursement note. All of our investments except for the $10.0 million certificate of deposit are readily marketable.

  The value of our commercial paper is sensitive to changes in the level of U.S. interest rates and the market ratings of the underlying companies. Therefore, if our commercial paper is sold prior to its maturity date, a gain or loss may result.

  In May 2001, we renewed a $10.0 million secured revolving credit commitment from a bank, which matures in July 2002. Interest on the outstanding borrowings is payable monthly. The interest rate on this credit commitment is equal to the bank's prime rate. The credit commitment is collateralized by all of our assets. As of December 31, 2001, we had no outstanding advances under the credit commitment. As of January 31, 2002, we had $4.0 million of advances under this credit commitment.

  In August 2000, we obtained a $10.0 million equipment leasing line of credit evidenced by a Multiple Disbursement Note from a bank, collateralized by the participating equipment and a $10.0 million certificate of deposit. The terms of the note were revised in August 2001 to allow principal to be borrowed from time to time prior to October 31, 2001. Interest will accrue at either (i) the bank's prime rate less 1% or (ii) 1.5% above the rate stated on the certificate of deposit pledged as collateral for the note. Under the revised terms, interest and principal will be paid in 34 monthly installments, commencing November 30, 2001. As of December 31, 2001, we had $9.4 million in borrowings outstanding under this note and the interest rate on the note was 4.6% per annum.

  Cash used in operating activities was approximately $10.0 million for the year ended December 31, 1999, approximately $40.2 million for the year ended December 31, 2000 and approximately $8.9 million for the year ended December 31, 2001. The decrease in cash used in operating activities from 2000 to 2001 was primarily due to the net changes in operating assets and liabilities and a decrease in the net loss. The increase in cash used in operating activities from 1999 to 2000 was primarily due to an increase in our net loss from approximately $18.0 million in 1999 to approximately $60.0 million in 2000. The net loss for the year ended December 31, 2000 included $12.7 million of costs related to our merger with nFront.

  Cash used in investing activities was approximately $37.3 million for the year ended December 31, 1999, approximately $4.3 million for the year ended December 31, 2000, and approximately $54.1 million for the year ended December 31, 2001. The increase in cash used in investing activities from 2000 to 2001 was primarily due to the purchasing of investments with excess cash. The decrease in cash used in investing activities from 1999 to 2000 was primarily due to the use of our invested excess cash, which was partially offset by infrastructure expansion and expenditures for equipment for our back up data centers.

  Cash provided by financing activities was approximately $93.6 million for the year ended December 31, 1999, approximately $64.7 million for the year ended December 31, 2000, and approximately $6.8 million for the year ended December 31, 2001. The decrease in cash provided by financing activities from 2000 to 2001 was primarily due to the public offering of our common stock in 2000, partially offset by increased debt payments. The decrease in cash provided by financing activities from 1999 to 2000 was primarily due to the difference in net proceeds of our secondary public offering, which was completed in 2000, compared to the net proceeds of our public offerings in 1999.

  We have no material commitments other than our revolving credit commitment, our multiple disbursement note, obligations under our operating and capital leases, and minimum vendor purchase commitments. Our commitments under these obligations are as follows:

                                               Payment Schedule
                            ------------------------------------------------------
                             Total   2002    2003    2004   2005  2006  Thereafter
                            ------- ------- ------- ------- ----- ----- ----------
                                                (in thousands)
   Long term debt.......... $ 9,411 $ 3,529 $ 3,529 $ 2,353 $ --  $ --    $ --
   Capital lease
    obligations............   1,613   1,202     411     --    --    --      --
   Operating leases........   9,776   3,363   2,921   2,708   780     4     --
   Minimum vendor purchase
    commitments............  16,917   5,667   6,000   5,167    83    --      --
                            ------- ------- ------- ------- ----- -----   -----
   Total obligations....... $37,717 $13,761 $12,861 $10,228 $ 863 $   4   $  --
                            ======= ======= ======= ======= ===== =====   =====

  Future capital requirements will depend upon many factors, including the timing of research and product development efforts and the expansion of our marketing efforts. We expect to continue to expend significant amounts on expansion of facility infrastructure, ongoing research and development, computer and related data center equipment, and personnel.

  We believe that our cash and cash equivalents balances and funds available under our existing lines of credit will be sufficient to satisfy our cash requirements for at least the next 12 months. We intend to invest our cash in excess of current operating requirements in interest-bearing, investment grade obligations.

New Accounting Standards

  In June 1998, the Financial Accounting Standards Board, or FASB, issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard requires companies to record derivatives on the balance sheet as assets or liabilities measured at fair value. Under SFAS No. 133, gains or losses resulting from changes in the values of derivatives are to be reported in the statement of operations or as a deferred item, depending on the use of the derivatives and whether they qualify for the hedge accounting. We adopted SFAS No. 133 in the first quarter of 2001. To date, we have not engaged in any hedging activity and therefore the adoption of this new standard has had no significant impact on us.

  In July 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 establishes a new standard for accounting and reporting requirements for business combinations initiated after June 30, 2001 and prohibits the use of the pooling-of-interests method for combinations initiated after June 30, 2001. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment only approach. Upon adoption of SFAS No. 142, goodwill will be tested at the reporting unit annually and whenever events or circumstances occur indicating that goodwill might be impaired. Amortization of goodwill, including goodwill from past business combinations, will cease. The adoption date for SFAS No. 141 and 142 will be January 1, 2002. We anticipate recording a goodwill impairment charge of approximately $25.0 million to $30.0 million from the adoption of SFAS No. 142 in the first quarter of 2002. In addition, excluding the impact of the ViFi acquisition, annual amortization expense will decrease by approximately $25.0 million in 2002.

  In August of 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets," which establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, with early adoption permitted. We expect to adopt SFAS No. 143 effective January 1, 2003 and do not expect that the adoption of this new standard will have a significant impact on our results of operations and financial position.

  In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. This Statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement also supersedes the accounting and reporting provisions of APB Opinion No. 30, or APB 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for segments of a business to be disposed of. This Statement also amends ARB No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a temporarily controlled subsidiary. The adoption date for SFAS No. 144 will be January 1, 2002. The impact to us of adopting this new accounting standard is being assessed in conjunction with SFAS No. 142, which is discussed above.

Quantitative and Qualitative Disclosure About Market Risk

  We are exposed to the impact of interest rate changes and changes in the market values of our investments. Our interest income is sensitive to changes in the general level of U.S. interest rates. In this regard, changes in U.S. interest rates affect the interest earned on our cash equivalents. Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We have not used derivative financial instruments in our investment portfolio. We invest our excess cash in debt instruments of the U.S. government and its agencies, and in high-quality corporate issuers and, by policy, limit the amount of credit exposure to any one issuer. We protect and preserve our invested funds by limiting default, market and reinvestment risk. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if forced to sell securities, which have declined in market value due to changes in interest rates.

  We are also exposed to the impact of interest rate changes as they affect our revolving credit commitment and the multiple disbursement note. The interest rate charged on these credit facilities varies with the bank's prime rate and, consequently, our interest expense will fluctuate with changes in the general level of U.S. interest rates. As of December 31, 2001, we had no outstanding advances under our revolving credit commitment and $9.4 million under the multiple disbursement note.

                                   BUSINESS

Overview

  We are a leading provider of Internet banking services to banks, credit unions and savings and loans associations. We offer these financial institutions cost-effective outsourced solutions, branded in their name, which include Internet banking for their retail and business customers, an authorized loan decisioning and contact center and other supporting products and services, such as electronic bill payment, eCommerce portal technology, wireless capability, advanced target marketing, and web site development and maintenance. In general, we provide our applications to financial institutions over the Internet, from facilities hosted by us, which require minimal software installation at the customer site. As of January 31, 2002, we had contracted with 1,585 financial institutions. These financial institutions had approximately 32.3 million potential Internet banking end users. As of January 31, 2002, approximately 3 million end users were actively using our Internet banking applications.

  We provide financial institutions with comprehensive Internet applications that can be installed rapidly and cost-effectively with a look and feel that preserves their unique brand identity. Our applications are designed to be readily scalable as the number of end users grows. Our applications also offer high levels of security, up-time availability and system back-up. We work closely with leading data processing vendors so that financial institutions can leverage their investments in existing data processing systems by fully integrating them with the Internet applications we provide.

Industry Background

  Consumers, businesses and financial institutions are increasingly recognizing that the Internet is a powerful and efficient medium for the delivery of banking services, including Internet banking, bill payment and other services for individuals, and cash management, payroll and other services for the business customers of financial institutions. Consumers and small businesses use Internet banking because of its 24 hours a day, 7 days a week convenience and the ability to perform a wide range of transactions from any personal computer or Internet-enabled device. Gartner Group estimates that
18.3 million U.S. households were banking online in 2001.

  Financial institutions are increasingly offering Internet-based banking services to address end-customer demand, generate additional revenue opportunities, reduce the cost of delivering their products and services through alternative, more cost-effective channels, and improve customer service. International Data Corporation, or IDC, estimates the number of banks and credit unions offering online banking services increased from 1,300 in 1998 to over 6,000 in 2001. IDC estimates that 75% of all U.S. banks and credit unions will offer online banking services by 2003, compared to 6% at the end of 1998. Internet banking offers financial institutions a cost-effective means to deliver their products and services to those customers who prefer to interact with their financial institution electronically. Internet banking enables financial institutions to generate additional revenue by providing a web-based service channel through which to cost-effectively offer a broader portfolio of products, access a larger addressable market and maintain service availability 24 hours a day 7 days a week. Internet banking also allows financial institutions to provide a primary financial destination to their customers by collecting and consolidating financial and other kinds of data from a number of sources, including all of the customer's accounts at that institution as well as information from other Internet sources such as online brokerage and insurance firms. Many financial institutions find that Internet banking features attract and retain preferred banking clients and, over time, Internet-based "branches" divert traffic away from more costly service delivery channels.

  Early Internet banking initiatives were undertaken primarily by large financial institutions. However, there are approximately 19,500 credit unions, banks, and savings and loans in the U.S. with assets of less than $10 billion each. These community financial institutions hold approximately $2.3 trillion in deposits, or 42% of total U.S. customer deposits. Like their larger counterparts, these institutions are increasingly seeking to provide Internet-based services to enhance revenues, lower costs and improve customer service. Moreover, as a result of the adoption of Internet banking services by their larger competitors, community financial institutions are finding themselves under growing pressure to offer Internet-based banking services in order to avoid losing customers to other Internet-enabled financial institutions that offer these services.

  Some financial institutions have been slow to adopt Internet banking services as a result of several factors. A financial institution undertaking its own Internet banking service must develop or acquire the relevant expertise, dedicate appropriate information technology resources, maintain security systems, processes and technology and spend significant time and capital on the project. In addition, a financial institution must work closely with its data processing vendor or vendors to develop and maintain workable interfaces between its core systems and its Internet application.

  In order to remain competitive and to manage costs, financial institutions are seeking a low-cost, outsourced Internet-based banking application. The application must be rapidly and cost-effectively implemented, interface seamlessly with the financial institution's data processing vendor or vendors, preserve and extend the financial institution's own brand and provide suitable features to end users. An Internet-based application must also be reliable, secure and scalable. Finally, the application should provide a platform for expanded services which over time would provide additional revenue opportunities to the financial institution and appeal to end users who are increasingly using the Internet to research, evaluate and purchase a broad array of products and services.

Digital Insight

  We provide a comprehensive portfolio of cost-effective Internet banking solutions to financial institutions over the Internet, from facilities hosted by us, which require minimal software installation at the customer site. We generate recurring revenue from financial institutions based upon the number of end users and user transaction volume, as well as fees for hosting, developing and maintaining customer web sites. Our products include separate function-rich Internet banking applications for financial institutions' retail and business banking customers. AXIS Internet Banking, our retail product, includes account management, account transfers and interfaces to personal financial management software, bill payment, stock quotes, check imaging and other expanded services. AXIS Cash Management, our business banking product, includes similar features as well as payroll/direct deposits, wire and inter-account fund transfers and other services. Our AXIS Lending Services provide a selection of automated lending products, including an Internet-based real time loan decisioning product, multi-channel automated underwriting services and a 24 hour a day, 7 days a week contact center staffed with certified loan officers. Supporting products and services include eCommerce portal technology, wireless capability, advanced target marketing, web site development and maintenance.

  We offer the following benefits to financial institutions:

  . Comprehensive and Customizable Solution. We offer a turnkey, subscription-based solution with all critical applications hosted on our system, including application and web site hosting, reporting tools and customized online account presentations. Our Internet banking applications can be configured to offer financial institutions and end users a variety of standard and optional features. Our web site design and implementation services also enable financial institutions to establish Internet banking services with a look and feel that preserves their unique brand identity.
  . Rapid and Affordable Implementation. Our subscription-based applications can be rapidly implemented and represent an affordable alternative to internally developed Internet banking applications for financial institutions. Average implementation times for our Internet banking application range from three to four months, depending on the availability of an existing interface with a financial institution's data processing vendor and the financial institution's schedule.

  . Reliable, Secure, and Scalable Service. Our service is highly reliable, with an up-time availability record for our Internet banking sites averaging 99.52% during the twelve-month period ended January 31, 2002. Our systems incorporate sophisticated data encryption techniques, a series of firewalls between the Internet and financial institutions, and several layers of security technology in order to guard against unauthorized access to our network. In addition, our systems can scale rapidly to accommodate increased numbers of end users. A financial institution can take advantage of our data center and the server infrastructure of its data processing vendor to scale to meet demand, without building its own separate server infrastructure.

  . Real Time and Batch Online Architecture. Our architecture allows either real time or batch communication with financial institutions' core data processing systems. Our ability to offer both real time and batch processing capabilities allows us to interface with whatever type of system the financial institution employs. Real time data processing allows for transactions conducted on the web site to be immediately reflected on the host system, and allows for transactions conducted at the financial institution to be immediately reflected on the web site. Batch processing systems transfer transaction data between the Internet banking data center and the financial institution's host system on a daily or periodic basis.

  . Extensive Data Processing Vendor Relationships. We provide direct connections, or interfaces, to multiple vendors of core banking software and data processing services to financial institutions. As of January 31, 2002, we have developed interfaces to most of the major data processing vendors representing nearly 75% of the major core processing systems serving our addressable market of financial institutions. We continue to develop and improve interfaces to existing and additional systems. By working directly with these vendors, we can quickly and cost-effectively install our systems with customers of these vendors that purchase our applications. Once installed, these interfaces allow relatively quicker implementation of new customers to the same core processing system. Our interfaces also allow for tight integration with other functions supported by the data processing vendor, such as loan origination, online statements and check imaging. We believe that the number of data processing vendor interfaces we have developed provides us with a significant competitive advantage.

  . Platform for Value-Added Services. We enable financial institutions to expand their Internet presence beyond their core banking functions by providing additional value-added products and services to their customers. These services include bill payment, bill presentment, check imaging, account aggregation and training seminars. Our applications are also capable of gathering relevant end user account activity information and usage profiles, enabling financial institutions to market timely and appropriate services to target customers, thereby creating additional revenue opportunities. We believe that these additional product and service offerings will allow financial institutions to derive additional revenue from existing and new end users.

The Digital Insight Strategy

  Our objective is to enhance our position as the leading provider of Internet banking services to financial institutions as well as to provide these institutions with a competitive platform that will permit them to recognize additional revenue-producing opportunities, enhance long-term cost-efficiencies and improve customer service. To achieve this objective, we intend to:

  . Increase the Number of Our Financial Institution Customers. Currently, there are approximately 19,500 credit unions, banks and savings and loans in the U.S. with assets of less than $10 billion. We intend to leverage our leading market position to further penetrate the substantial market for Internet banking applications. As of January 31, 2002, we had contracts with 1,585 financial institutions throughout the U.S. We intend to attract financial institutions through one or more of our three core product offerings, namely retail Internet banking, business Internet banking and lending services.

  . Pursue Cross-Selling Opportunities. We currently enable financial institutions to offer Internet banking applications and automated lending capabilities to their retail and business banking end users. For those financial institutions that use these capabilities, we believe that we have a significant opportunity to sell them additional offerings as their needs evolve and their customer base grows. We intend to cross-sell additional products and services to our current customers.

  . Increase End User Penetration. As of January 31, 2002, financial institutions offering our Internet banking applications had approximately 32.3 million potential end users and an overall penetration of

   10%. We work with financial institutions to expand the number of end users of our Internet banking and business banking applications through marketing assistance programs and sharing best practices. We intend to continue to train the staff of financial institutions in marketing and promoting Internet banking services using the information and skills we have gained through our experience in Internet banking implementations.

  . Pursue Strategic Merger and Acquisition Opportunities. We intend to continue to pursue opportunities to merge with or acquire businesses that can provide us with revenue growth through the addition of financial institution customers, complementary technologies or services, or other benefits.

  . Broaden Product and Service Offerings. We plan to continue to offer new and enhanced products and services to provide our customers with a comprehensive platform to market and distribute a broad range of financial products over the Internet. We intend to enhance the capabilities and functionality of our applications to further drive end-user adoption and enable our customers to offer a broad portfolio of products to better compete against larger financial institutions.

  .  Increase the Number of Our Interfaces to Core Data Processing
     Systems. We intend to increase the number of our interfaces to core data processing systems to allow our applications to interface with more financial institutions. We currently interface with most of the major vendors providing services to the major financial institutions in our addressable market and our goal is to continually increase this coverage. A group of our engineers is dedicated to developing interfaces to new data processing vendors. We are currently developing interfaces to additional systems and additional functionality to existing systems.

Products and Services

  Our primary products are Internet retail and business banking and automated lending applications. These applications allow a financial institution to create a customized Internet banking presence using an array of standard and optional features. We complement our primary banking applications with additional tools, such as target marketing, check imaging, wireless capability, online statements and portal websites, and with implementation and web site services.

   AXIS Internet Banking

  Our AXIS Internet Banking application is an Internet-based system through which financial institutions are able to provide Internet banking to their retail customers. Standard features of this application include:

  . Account information. End users can view balance information and transaction history for deposit accounts, such as checking and savings, and loan accounts, such as consumer, credit card, automobile and mortgage loans.

  . Funds transfer. End users can transfer funds among accounts, including making loan payments.

  . Interfaces with personal financial management software. End users can download their account information into Quicken(R) and Microsoft Money(R).

  In addition to these standard features, financial institutions can also choose to include the following Internet banking optional features:

  . Bill payment. End users can pay bills electronically 24 hours a day, 7 days a week. End users can schedule one-time or recurring payments, and can view payment history at their convenience.

  . Online applications. End users can submit electronic loan, credit card or other applications safely and securely to their financial institution.

  . Online services and additional features. End users can track stock prices, calculate portfolio values, order U.S. Savings Bonds, make check image requests and order checks.

  . Online statements. End users can receive online account statements through AXIS Internet Banking. Online statement capabilities help financial institutions reduce operating expenses associated with paper statements while enhancing their customers' experience with online banking. End users are generally able to access their statements more quickly than with paper statements delivered through traditional methods.

  . Wireless banking. Through our wireless banking technology, end users can access their account information through a variety of wireless devices, including cellular phones, personal digital assistants and other devices. This service offers two-way messaging, instant notifications and technology that will allow viewer customization.

   AXIS Cash Management

  Our AXIS Cash Management application provides a full range of Internet business banking services, which can be offered by financial institutions to their business customers. We recently introduced an upgraded version of this application that includes more robust standard features such as:

  . Administration platform. Businesses can control access to business banking and account features in order to provide financial and audit controls for their staff.

  . Account information. Businesses can view account balances and transaction history, and reconcile accounts instantly.

  . Funds transfer. Businesses can actively manage their accounts, setting up future-dated transfers and automatic transfers of available balances among accounts. Businesses can better manage treasury and payroll funding activities through real-time access to their accounts.

  . Stop payment placement. Businesses can place stop payment orders on checks.

  . File export. Businesses can export their account information into a computer file or into business financial management and accounting software.
  Optional features of AXIS Cash Management include:

  . Bill payment. Businesses can pay bills electronically 24 hours a day, 7 days a week. Businesses can schedule one-time or recurring payments and can view payment history at their convenience.

  . Automated Clearing House services. Businesses can initiate electronic payments, including business-to-business payments and payroll and other direct deposit disbursements.

  . Wire transfers. Businesses can originate wire transfers of funds to accounts with other financial institutions or trade partners.

  . Online services and additional features. Businesses can complete predefined online forms, make photocopy requests, order checks, and track portfolios.

   AXIS Lending Services

  Our AXIS Lending Services enable financial institutions to provide a selection of automated lending products that offer rules-based underwriting on behalf of the financial institutions through various channels, including real time decisioning over the Internet for consumer and real estate loans, and a 24 hours a day, 7 days a week contact center staffed with certified loan officers. Through AXIS Lending Services, we can simplify complex processes, such as tracking loan applications and delivering conditional approvals or referral decisions on behalf of financial institutions. AXIS Lending Services feature interfaces to major loan origination systems, online credit bureau verification, comprehensive scoring with custom guidelines, pre-qualification for real estate and consumer loans, and complete online underwriting for consumer loans. We also recently introduced DeskTop Lender which provides financial institutions' loan officers with desktop decisioning through the Internet.

   AXIS Management Console

  Our Internet services management console provides financial institutions with a set of tools to actively manage their Internet banking system. With this management console, a financial institution can remotely manage its web site, generate reports on daily activities and keep transaction logs and activity records for site events. A financial institution can also use this management console to configure the target marketing module for specific promotions.

   Additional Product Modules

  Our AXIS Advanced Target Marketing module is designed to help make a financial institution's web site a cost-effective sales tool. AXIS Advanced Target Marketing allows financial institutions to individually target online account holders and present them with opportunities to purchase Internet banking products and services to fit their needs. Our AXIS Advanced Target Marketing module enhances and expands the marketing capabilities of our Internet Banking clients, which includes our Online Survey capability and expanded targeting parameters.

  AXIS eCommerce allows financial institutions to provide a financial portal through which they can offer a wide array of financial products in a convenient, secure Internet environment, fully integrated with the financial institution's own products and content. Among the integrated financial services offered through AXIS eCommerce are discount brokerage services, auto researching and buying, travel services, insurance, credit reports, consumer tax services and IRA servicing.

  For financial institutions without an existing web site, our team of experts develops a fully interactive site with proprietary and value-added financial services such as application forms, financial calculators and links to other web sites. For financial institutions with an existing web site, our implementation services are focused on integrating the Internet banking and/or business banking application into that site. In both instances, financial institutions can elect to have us host and maintain their web site.

Systems Architecture

  Our applications are designed to be easily and rapidly deployed in an environment hosted and maintained by us in our data centers. Within our data centers, we provide servers and data storage, as well as data transmission capacity, known as bandwidth. The financial institution or data processing vendor is connected to our systems through our private frame relay network. Our systems architecture is designed to provide both real time and batch data acquisition, processing and presentation for Internet banking and other applications. Our application servers make use of information exchange brokers that retrieve and initiate transactions using data located on financial institutions' host systems, bill payment providers' servers, stock information databases or relational databases. Our applications are driven by templates which define how data is to be presented. This template-driven approach allows customization by the financial institution by supporting multiple languages and multiple web site designs.

Data Centers

  We currently provide our Internet banking services out of a data center located in Westlake Village, California and at our regional center in Norcross, Georgia. All financial institutions on our real time architecture are served through the Westlake Village data center; most batch financial institutions are served through the Norcross data center. In addition, we operate a smaller data center in Sacramento in connection with our lending division. All of our data centers currently have disaster recovery capabilities. These data centers allow for scalability and functionality by providing backup and disaster recovery functions in the event of system interruption or shutdown involving one of the data centers.

  Each of our data centers provides a controlled access environment that includes a high capacity battery backup system, providing continuous power to all production systems. In addition, diesel power generators provide backup power to each of our facilities in Westlake Village, Norcross and Sacramento in the event of an extended power outage. We plan to integrate our Westlake Village and Norcross data centers to provide full system redundancy, instant fail-over and emergency backup capabilities.

Customers

  Our target market is the approximately 19,500 financial institutions in the United States with assets of less than $10 billion each. As of January 31, 2002, we had contracts with 1,585 financial institutions, 1,380 of which had contracted with us for Internet banking services, 502 of which had contracted for cash management services and 153 of which had contracted for lending services. There were approximately 3 million active Internet banking end users at January 31, 2002, up 80%, from 1.6 million at January 31, 2001. We had a total of 1,171 Internet banking clients with live sites at January 31, 2002, representing approximately 29.3 million potential end users and an overall penetration rate of 10%. The total number of potential end users of the 1,380 contracted Internet banking institutions was approximately 32.3 million.

  For the year ended December 31, 2001, no individual financial institution accounted for over 10% of our total revenues.

Third-Party Relationships

  We have relationships and have developed system interfaces with most of the major vendors of core data processing software and outsourced data processing services to financial institutions. These system interfaces enable us to access a financial institution's host system to provide end users' access to their account data. In addition to developing new interfaces, we are currently proceeding with initiatives to significantly enhance numerous existing interfaces in order to deliver more robust connectivity and increase operating efficiencies. As of January 31, 2002, we have developed interfaces to most of the major systems that provide services to financial institutions, some of which are supported within joint marketing arrangements that we have in place with data processing vendors.

  We have a five-year marketing agreement with BISYS which began in April 1998, with automatic renewals for successive five-year terms unless terminated by either party prior to renewal. BISYS, which provides transaction processing and other administrative and computer processing services to banks and financial institutions, offers our products to its customer base. BISYS is entitled to retain a portion of the fees collected on implementation and monthly service.

  To deliver bill payment services, we have relationships with major providers such as Metavante Corporation and CheckFree Services Corporation. Our agreements require us to pay fixed, minimum and variable fees based on factors such as the number of customers, end users and bill payment transactions.

Sales and Marketing

  We utilize a direct sales model. As of January 31, 2002, our sales and marketing staff consisted of 62 people, who are responsible for prospecting and acquiring new accounts and cross-selling additional products to those accounts. Our sales team is generally organized by geographic regions managed by regional sales directors who manage individual sales staff assigned to their region. We also have a dedicated national sales staff that targets larger institutions without regard to regions. We also have an internal add-on sales team to target existing customers for cross-selling opportunities.

  Our typical sales cycle is approximately four to six months for new financial institution customers and approximately two months for follow-on or upgrade sales to existing financial institution customers. Our primary customer contact for new sales in smaller financial institutions is generally the chief executive officer, the chief financial officer or the chief information officer, or a combination of these three, and our primary contact in larger financial institutions is generally the head of retail banking or business banking. Our primary customer contact for follow-on sales is usually the functional manager or the direct manager of either home banking, cash management or lending, depending upon the solution sold.

  Our primary marketing efforts are focused on building brand awareness among financial institutions and identifying potential customers. Our marketing efforts include:

  .  telemarketing;

  .  press relations;

  . direct mail, which uses product and service literature as well as reprints of news articles;

  .  trade shows; and

  . meetings with national and regional user groups of Internet banking services and third-party data processing vendors.

  In addition, we receive marketing benefits from endorsements and strategic alliances. We are exclusively endorsed by the American Bankers Association, or ABA, for our Internet banking product. The ABA endorsement, issued by the Corporation for American Banking, or CAB, an ABA subsidiary, was granted to us after an extensive due diligence process which included an analysis of our management, financial soundness, solution functionality, marketing capabilities and customer service standards, as well as a review of other national providers of Internet banking solutions. Our endorsement agreement requires CAB to promote our Internet banking services to all ABA members in the United States and permits us to display the "American Bankers Association-Sponsored" logo in all of our marketing materials related to Internet banking services. We provide CAB with a small percentage share of the revenues received from ABA members who have become our customers since the effective date of the endorsement agreement, with a guaranteed minimum payment of $800,000 by the end of the third year. The endorsement agreement expires on May 14, 2002 and is renewable for consecutive three-year terms. We are presently evaluating the terms of the renewal or whether to renew our ABA endorsement.

Product Development

  As of January 31, 2002, our product development staff consisted of 180 software developers and engineers, as well as product and project managers. Their development efforts are focused on:

  . Enhancements to Existing Products. We are continuously developing new features and functions for our retail and business banking and lending products in order to provide a broader range of functions. Additional product enhancements will provide better and more streamlined usability for both our financial institutions and for their end-users.

  . Introduction of New Product Lines. We are adding new products to our product line offerings, including consolidated bill presentment and additional payments products. We are also in the final stages of completing a new online lending platform, which will include an online mortgage lending module. These new features and products are in final testing on certain of our clients' beta sites, where we are monitoring them for quality assurance.

  . Interfaces with Data Processing Vendors and Other Third Parties. We are continuing to enhance and expand our interfaces to financial institutions' core data processing systems and other third party systems, such as online check imaging.

  . Additional Web Site Customization. We intend to offer financial institutions additional options and capabilities for customization of their web sites by creating more templates and making these templates more flexible.

  . Enhancements to Target Marketing. Our Advanced Target Marketing product enables our financial institutions to better target their end-users. Specific enhancements to this product include enabling our financial institution administrators to create pre-packaged campaigns to increase cross-selling of online products and services.

  . Other Products and Services. We are working to expand our offerings to include related financial service capabilities such as enhanced account aggregation, person-to-person payments, and personal financial management.

Competition

  The market for Internet banking services is highly competitive, and we expect that competition will intensify in the future. In the area of Internet banking, we primarily compete with other companies that provide outsourced Internet banking services to financial institutions, including Online Resources, S1 Community & Regional eFinance Group (a subsidiary of S1 Corporation and formerly known as Q-Up), FundsXpress, Financial Fusion (a subsidiary of Sybase), NetZee, and Liberty. Also, vendors such as Corillian and S1 Corporation, who primarily target the largest financial institutions, occasionally compete with us in our market segment. In addition, several of the vendors offering data processing services to financial institutions offer their own Internet banking solutions, including EDS, Fiserv, Jack Henry and Metavante. Local competition for Internet banking services is provided by more than 100 smaller online service outsourcing companies located throughout the U.S.

  Our primary competition for providing the business banking services that financial institutions offer their business customers are vendors of cash management systems for large corporations such as ADP, Magnet, Politzer & HANEY and S1 Corporation.

  We also face potential indirect competition from Internet portals such as Quicken.com, MSN.com, and Yahoo! which might serve as an alternative to financial institutions' web sites, particularly for bill payment, bill presentment and account aggregation services. In addition, we could experience competition from our customer financial institutions and potential customers who develop their own online banking solutions. Rather than purchasing Internet banking products and services from third-party vendors, financial institutions could develop, implement and maintain their own services and applications. We can give no assurance that these financial institutions will perceive sufficient value in our products and services to justify investing in them.

  We believe that our ability to compete successfully depends upon a number of factors, including:

  . our market presence with financial institutions and related scale advantages;

  . the reliability, security, speed and capacity of our systems and technical infrastructure;

  . the comprehensiveness, scalability, ease of use and service level of our products and services;

  . our ability to interface with vendors of data processing software and services;

  . our pricing policies and the pricing policies of our competitors and suppliers;

  . the timing of introductions of new products and services by us and our competitors; and

  .  our ability to support unique customer requirements.

  We expect competition to increase significantly as existing or new companies enter our market and current competitors expand their product lines and services.

Government Regulation

  The financial services industry is subject to extensive and complex federal and state regulation. Our current and prospective customers, which consist of financial institutions such as commercial banks, savings and loans associations, credit unions and savings banks, operate in markets that are also subject to rigorous regulatory oversight and supervision. Financial institutions must ensure that our services and related products work within the extensive and evolving regulatory requirements applicable to them, including those under federal and state truth-in-lending and truth-in-savings rules, usury laws, the Equal Credit Opportunity Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Electronic Fund Transfers Act, the Fair Credit Reporting Act, the Bank Secrecy Act, the USA Patriot Act of 2001, the Real Estate Settlement Procedure Act, the Bank Service Company Act, the Community Reinvestment Act, privacy and information security regulations, laws against unfair or deceptive practices, the Electronic Signatures in Global and National Commerce Act, and other state and local laws and regulations. The compliance of our products and services with these requirements depends on a variety of factors including the particular functionality, the interactive design and the classification of the financial institution. Our financial services customers must assess and determine what is required of them under these regulations and are responsible for ensuring that our system and the design of their web sites conform to their regulatory needs. We do not make representations to financial institutions regarding applicable regulatory requirements, and rely on each financial institution to identify its regulatory issues and to adequately specify appropriate responses. It is not possible to predict the impact that any of these regulations could have on our business.

  We are not licensed by the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System, the Office of Thrift Supervision, the Federal Deposit Insurance Corporation, the National Credit Union Administration or other federal or state agencies that regulate or supervise depository institutions or other providers of financial services. We are subject to examination by federal depository institution regulators under the Bank Service Company Act, the Examination Parity and Year 2000 Readiness for Financial Institutions Act and the Gramm Leach Bliley Act of 1999. Although we believe we are not subject to direct supervision by federal and state banking agencies relating to other regulations, we have from time to time agreed to examinations of our business and operations by these agencies. These regulators have broad supervisory authority to remedy any shortcomings identified in any such examination. We are also subject to encryption and security export laws and regulations which, depending on future developments, could render our business or operations more costly, less efficient or impossible.

  Particularly in light of the recent terrorist attacks upon the U.S., federal, state or foreign authorities could adopt additional laws, rules or regulations affecting our business operations, such as requiring us or financial institutions to comply with data, record keeping, security, and other processing requirements. We may become subject to additional regulation as the market for our business evolves. It is possible that laws and regulations may be enacted with respect to the Internet, covering issues such as pricing, content, characteristics, taxation and quality of services and products. Existing regulations may be modified.

  The Electronic Fund Transfer Act regulates certain electronic fund transfers made by providers of access devices and electronic fund transfer services. Under Regulation E of that Act, financial institutions are required, among other things, to provide certain disclosures to retail customers using electronic transfer services, to comply with certain notification periods regarding changes in the terms of service provided and to follow certain procedures for dispute resolutions. The Federal Reserve Board could adopt new rules and regulations for electronic fund transfers that could lead to increased operating costs and could also reduce the convenience and functionality of our services, possibly resulting in reduced market acceptance. If enacted or deemed applicable to us, the laws, rules or regulations applicable to financial services activities could render our business or operations more costly, burdensome, less efficient or impossible. We cannot assure that federal, state or foreign governmental authorities will not adopt new regulations addressing electronic financial services or operations generally that could require us to modify our current or future products and services. The adoption of laws or regulations affecting our business or that of financial institutions could have a material adverse effect on our business, financial condition and operating results.

  A number of proposals at the federal, state and local level and by certain foreign governments would, if enacted, expand the scope of regulation of Internet-based financial services and could impose taxes on the sale of goods and services and certain other Internet activities. Any development that substantially impairs the growth of the Internet or its acceptance as a medium for transaction processing could have a material adverse effect on our business, financial condition and operating results.

Proprietary Rights

  Although we believe that our success is more dependent upon our technical expertise than our proprietary rights, our future success and ability to compete are dependent in part upon our proprietary technology. We have filed an application to register Digital Insight as our trademark. None of our technology is currently patented. Instead, we rely on a combination of contractual rights and copyright, trademark and trade secret laws to establish and protect our proprietary technology. We generally enter into confidentiality agreements with our employees, consultants, resellers, customers and potential customers. We also limit access to and distribution of our source code, and further limit the disclosure and use of other proprietary information. We cannot assure that the steps taken by us in this regard will be adequate to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain or use our products or technology. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States.

Employees

  As of January 31, 2002, we had a total of 738 full-time employees, including 419 in operations, 62 in sales and marketing, 180 in product development and 77 in finance and administration. None of our work force is currently unionized. We have not experienced any work stoppages and consider our relations with our employees to be good.

Properties

  Our principal offices currently occupy approximately 46,000 square feet in Calabasas, California, pursuant to a lease that expires May 31, 2003. During 2000, we entered into an agreement, which expires April 7, 2005, to lease approximately 52,130 square feet of office space in Westlake Village, California. This facility houses one of our principal data centers.

  We assumed leases in Athens and Norcross, Georgia in conjunction with our acquisition of nFront. These leases have been sublet and the subtenants will occupy and pay rent on these facilities in 2002. We currently lease and occupy approximately 58,672 square feet of office space in Norcross, Georgia. This lease expires July 5, 2005. We also currently occupy approximately 18,989 square feet of office space in Sacramento, California under a lease we assumed in connection with our ATA acquisition which will expire February 28, 2005. We also occupy approximately 17,265 of office space at a second location in Sacramento under a new lease commencing September 26, 2001 which will expire December 31, 2004.

  We believe that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

Legal Proceedings

  From time to time we may be involved in litigation arising in the normal course of our business. Although we are not a party to any litigation that we believe would have a material adverse effect, individually or in the aggregate, on our business or financial condition, it is possible that in the future we could become a party to such proceedings.

  On December 6, 2001, we and three of our current and former officers and directors as well as most of the managing underwriters in our previous public offerings were named as defendants in a class-action lawsuit filed in the United States District Court for the Southern District of New York. The lawsuit is captioned In re Initial Public Offering Securities Litigation, Joe Curtis McCollum vs. Digital Insight Corp. et al., No. 01 CV 11231. The complaint alleges claims based on Sections 11 and 15 of the Securities Act of 1933. The complaint also alleges claims solely against the underwriter defendants under Section 12(2) of the Securities Act of 1933, and Section 10(b) of the Securities Exchange Act of 1934. We believe the lawsuit is without legal merit and intend to defend it vigorously.

                                  MANAGEMENT

  The following table sets forth information regarding our executive officers and directors, including their ages as of December 31, 2001:

              Name            Age                  Position
              ----            ---                  --------
   John Dorman..............   51 Chairman of the Board and Chief Executive
                                  Officer

   Dale R. Walker...........   59 President, Chief Operating Officer and
                                  Director

   Vincent R. Brennan.......   38 Senior Vice President of Sales

   Drew Hyatt...............   40 Senior Vice President, Internet Banking
                                  Client Services

   Bruce Isaacson...........   38 Senior Vice President, Products, Marketing
                                  and Alliances

   William Kontgis..........   52 Senior Vice President, Internet Banking
                                  Operations

   Joe McDoniel.............   60 Senior Vice President, Strategic
                                  Opportunities

   Robert Surridge..........   38 Senior Vice President, Lending Division

   Mel Takata...............   48 Senior Vice President, Chief Technology
                                  Officer

   Betsy S. Atkins..........   48 Director

   Michael Hallman..........   56 Director

   James McGuire............   58 Director

   Robert North.............   66 Director

   Michael R. Splinter......   51 Director

  John Dorman. Mr. Dorman has been our Chief Executive Officer and a director since October 1998 and was our President from October 1998 to February 2001. Mr. Dorman was appointed Chairman of the Board in June 1999. Prior to his appointment as our Chief Executive Officer, Mr. Dorman was Senior Vice President for Oracle Worldwide Financial Services from August 1997 to October 1998. Prior to joining Oracle, Mr. Dorman was founder, President, and Chief Executive Officer of Treasury Services Corporation, known as TSC, a provider of management information solutions to the financial services industry, from 1983 to 1997. TSC was sold to Oracle in 1997. Prior to serving at TSC, Mr. Dorman spent 11 years in the banking industry as a senior financial executive for Union Bank of California. Mr. Dorman holds a BA degree in business administration and philosophy from Occidental College and an MBA in finance from the University of Southern California.

  Dale R. Walker. Mr. Walker has been a director since February 2001 and has served as our President and Chief Operating Officer since then. Prior to joining us, Mr. Walker was President of Personal Financial Services, Executive Vice President and Director at Ford Motor Credit from June 1999 to May 2000 and President of AIG Consumer Finance Group, Inc. from July 1995 to May 1999. Mr. Walker served as Chairman, President and CEO of ITT Lyndon Insurance Group, Executive Vice President and Director at ITT Financial Corporation, between 1993 and 1995. From 1981 to 1992, Mr. Walker held the position of Executive Vice President and Group Head for the Real Estate Group at Wells Fargo, N.A. Mr. Walker has a BS degree in mathematics from Wake Forest University and an MBA from the University of North Carolina.

  Vincent R. Brennan. Mr. Brennan has served as our Senior Vice President of Sales since February 2001 and was our Vice President, Sales from February 2000 following the merger with nFront to February 2001. Mr. Brennan served as Senior Vice President--Sales, of nFront from March 1999 to February 2000. From September 1998 until March 1999, he served as Senior Vice President--Sales and Marketing of nFront. Prior to joining nFront, Mr. Brennan was employed by John
H. Harland Co. from June 1986 until September 1998, serving as Senior Vice President--Sales, managing the financial markets division from December 1995 until September 1998 and as Vice President from April 1993 until December 1995. Mr. Brennan received a BA degree in business administration from the University of Connecticut.

  Drew Hyatt. Mr. Hyatt has served as our Senior Vice President, Internet Banking Client Services since October 2001. Mr. Hyatt was President, Chief Executive Officer and Director of ZMarket, an international business-to-business channel management provider, from September 2000 to July 2001. From November 1999 to July 2000, he was President and Chief Executive Officer of ECash Technologies, a digital currency company. Mr. Hyatt was President of the Financial Services Division of HNC Software, Inc., a provider of predictive software solutions, from November 1997 to November 1999. Mr. Hyatt also worked as a Senior Manager for Ernst & Young Strategic Advisory Services from 1993 to 1997. Mr. Hyatt received his BS degree in electrical engineering from Lehigh University and his MBA from The Wharton School of Business at the University of Pennsylvania.

  Bruce Isaacson. Mr. Isaacson has served as our Senior Vice President, Products, Marketing and Alliances since October 2001. Mr. Isaacson was President of Home Services for Homestore.com, a provider of software and marketing services to the real estate industry, from April 1999 to April 2001. From the Spring 1997 to April 1999, he was Vice President of Marketing for the Mortgage Division of Cendant Corporation. Mr. Isaacson received his BS degree in engineering from Northwestern University and his doctorate in business administration and MBA from Harvard Business School.

  William Kontgis. Mr. Kontgis has served as our Senior Vice President, Internet Banking Operations since October 2001 and as our Vice President, Internet Banking Operations since April 2001. Mr. Kontgis was Director of Data Center Services at Oxford Health Plans from September 1998 to January 2001. From January 1991 to September 1998, he served as Senior Vice President of First Nationwide Bank and from January 1990 to January 1991 he served as Senior Vice President of California Federal Bank. Mr. Kontgis received his BS degree in mathematics from the University of Utah.

  Joe McDoniel. Mr. McDoniel has served as our Senior Vice President, Strategic Opportunities since October 2001. He served as our Senior Vice President, Operations from September 2000 to October 2001. Mr. McDoniel was President of First Source Group, Inc. from August 1993 to September 2000. First Source Group provides strategic planning and consulting services relating to retail banking, bank operations, lending and information technology to the financial industry. Prior to joining us as an executive officer, Mr. McDoniel, through First Source Group, provided consulting services to us from October 1998 to September 2000.

  Robert Surridge. Mr. Surridge joined us in November 2000 as Senior Vice President, Lending Division. Prior to joining us, Mr. Surridge served in various capacities at The Money Store Inc., a subsidiary of First Union Corporation, which provides first and second mortgages, home equity and home improvement loans, and lines of credit to customers with varying credit quality. Most recently, he served as The Money Store's Vice President, Strategic Implementation and Development from October 1999 to October 2000; from June 1998 to September 1999, he served as Vice President, Direct Lending Operations; from September 1995 to May 1998, he served as Vice President, Centralized Lending; and from September 1994 to August 1995, he served as its Vice President Sales, Central Region. Mr. Surridge holds a BS degree from the University of Utah.

  Mel Takata. Dr. Takata has served as our Senior Vice President, Chief Technology Officer since May 2001. Dr. Takata served as Vice President of Operations and Technology at Yodlee, Inc., an account aggregation service provider, from September 2000 to May 2001. He held various positions at Citibank/Citigroup from July 1980 to September 2000, including Director of Access Technologies from July 1995 to February 1998, Director of Information Technology from February 1998 to August 1999, and Director of Internet Platforms from August 1999 to September 2000. Dr. Takata received his BS degree in computer science from the University of Michigan and his masters and doctorate in computer science from the University of California at Los Angeles.

  Betsy S. Atkins. Ms. Atkins has served as a director since March 2001. Since April 2000, Ms. Atkins has been a member of the Board of Directors of Lucent Technologies Inc. and a member of its Audit and Compensation Committees. In addition, she currently serves as Chief Executive Officer of Baja LLC, a venture capital company she founded in 1991 which focuses on investments in early stage, high-tech companies. She presently serves as a director of Polycom, Inc. She has previously served on the Boards of Directors of Olympic

Steel from July 1998 to May 2000, Paradyne Networks, Inc. from February 1999 to May 2000, Secure Computing, Inc. from October 1997 to January 1999 and Selectica Inc. from May 1996 to June 2001. Ms. Atkins helped found Ascend Communications, Inc., and was a member of its board prior to its acquisition by Lucent in 1999. She received a BA from the University of Massachusetts.

  Michael Hallman. Mr. Hallman has served as a director since April 2001. Mr. Hallman founded The Hallman Group, a management consulting firm, in 1992. From February 1990 to March 1992, he was President and Chief Operating Officer of Microsoft Corporation. From 1987 to early 1990, Mr. Hallman served as Vice President of the Boeing Company and President of Boeing Computer Services. From 1967 to 1987, Mr. Hallman worked for the IBM Corporation in various sales and marketing executive positions, including his last assignment as Vice President of Field Operations, and was responsible for half of IBM's United Sales sales volume. Mr. Hallman currently serves as a director of Intuit, InFocus Corporation, WatchGuard Technologies and Network Appliance Corporation. He received his BA degree and MBA from the University of Michigan.

  James McGuire. Mr. McGuire has been a director since March 1997 and served as Chairman of the Board from our inception until June 1999. Mr. McGuire has served as President of NJK Holding Corporation, an investment company, since 1992. Mr. McGuire currently serves as a director for Sylvan Learning Systems, a provider of educational services. Mr. McGuire holds a BA degree in finance from the University of Notre Dame.

  Robert North. Mr. North has been a director since June 1997. Mr. North was Chairman of the Board of HNC Software, Inc., a provider of predictive software solutions, from January to June of 2000 and served as the Chief Executive Officer of HNC Software, Inc. from 1987 to January 2000. Mr. North is also a director of Peerless Systems Corporation, a provider of software-based embedded imaging systems, and Abacus Direct, a provider of information products and marketing research services. Mr. North holds BS and MS degrees in electrical engineering from Stanford University.

  Michael R. Splinter. Mr. Splinter has been a director since March 2001. Mr. Splinter currently serves as Executive Vice President and General Manager, Technology and Manufacturing Group, Intel Corporation, a position he has held since January 1999, and as its Vice President and General Manager, Technology and Manufacturing Group, from 1998 to January 1999. Prior to that, Mr. Splinter was Intel's Vice President and Assistant General Manager, Technology and Manufacturing Group from 1996 to 1998, and General Manager, Components Manufacturing from 1992 to 1996. Mr. Splinter is a graduate of the University of Wisconsin, where he earned BS and MS degrees in electrical engineering.

  Effective March 1, 2002, Elizabeth S.C.S. Murray will become our Executive Vice President and Chief Financial Officer. Ms. Murray served as Executive Vice President, Chief Financial Officer and Treasurer of Korn/Ferry International since July 1998. Prior to that, Ms. Murray served as Executive Vice President and Chief Financial Officer of Tycom Inc. from June 1997 to December 1997, and from 1994 to June 1997 she was the Chief Financial Officer and Vice President of Hughes Communications, Inc., a subsidiary of Hughes Electronics Corporation. Ms. Murray is a Chartered Accountant with the Institute of Chartered Accountants in Scotland and holds a BA degree in business studies from Robert Gordon University.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth, as of January 31, 2002 and as adjusted to reflect the sale of the shares of common stock offered by this prospectus, certain information with respect to the beneficial ownership of our common stock as to:

  . each person known by us to own beneficially more than 5% of the outstanding shares of our common stock;

  . each of our executive officers;

  . each of our directors; and

  . all of our directors and executive officers as a group.

  Except as otherwise indicated, and subject to applicable community property laws, the persons named below have sole voting and investment power with respect to all shares of common stock held by them.

  Applicable percentage ownership in the table is based on 31,583,686 shares of common stock outstanding as of January 31, 2002. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or SEC. Shares of common stock subject to options that are presently exercisable or exercisable within 60 days of January 31, 2002 are deemed outstanding for purpose of computing the percentage ownership of the person or entity holding the options, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity. This table assumes no exercise of the underwriters' over-allotment option.

                                                                Percent Owned
                                                              -----------------
                                            Number of Shares   Before   After
Name of Beneficial Owner                   Beneficially Owned Offering Offering
------------------------                   ------------------ -------- --------
5% Stockholders:
  Waddell & Reed(1).......................     3,813,800        12.1%    10.7%
  Nasser J. Kazeminy(2)...................     2,710,905         8.6      7.6
  Capital Group International, Inc.(3)....     2,484,500         7.9      7.0
  David B. Becker(4)......................     1,901,907         6.0      5.3

Directors and Executive Officers(5):
  John Dorman.............................       646,731         2.0      1.9
  Dale R. Walker..........................       146,221          *        *
  Joe McDoniel............................        95,415          *        *
  James McGuire...........................        80,849          *        *
  Robert North............................        47,791          *        *
  Vincent R. Brennan......................        41,282          *        *
  Robert Surridge.........................        28,123          *        *
  Michael Hallman.........................         2,500          *        *
  Betsy S. Atkins.........................           --          --       --
  Drew Hyatt..............................           --          --       --
  Bruce Isaacson..........................           --          --       --
  William Kongtis.........................           --          --       --
  Michael R. Splinter.....................           --          --       --
  Mel Takata..............................           --          --       --

  All directors and officers as a group
   (14 persons)...........................     1,088,912         3.4      3.0

--------
* Less than 1%

(1) The address of record for Waddell & Reed is 6300 Lamar Avenue, Overland Park, Kansas 66202. As disclosed on a Schedule 13G/A filed with the SEC on January 7, 2002, the shares are beneficially owned by one or more open-end investment companies or other managed accounts which are advised or sub-advised by Waddell & Reed Investment Management Company, an investment advisory subsidiary of Waddell & Reed, Inc., which in turn is a broker-dealer and underwriting subsidiary of Waddell & Reed Financial Services, Inc., a parent holding company. Waddell & Reed Financial Services, Inc. is a subsidiary of Waddell & Reed Financial, Inc. By contract, Waddell & Reed Investment Management Company holds investment power over the shares owned by its clients and, in most cases, voting power. Therefore, Waddell & Reed Investment Management Company may be deemed the direct beneficial owner of 3,813,800 shares of our common stock. These companies are of the view that they are not acting as a "group" for purposes of the Securities Exchange Act of 1934. Indirect beneficial ownership is attributed to the respective parent companies solely because of the parent companies' control relationship to Waddell & Reed Investment Management Company.

(2) The address of record for Nasser J. Kazeminy is 760 Island Drive, Palm Beach, Florida 33480. The address of record for Exponential Partners II Limited Partnership is 400 South Fourth Street, Suite 1700, Las Vegas, Nevada 89101. This information was obtained from a Schedule 13G/A filed with the SEC on February 14, 2002, combined with additional information from the transfer agent for our common stock. Nasser J. Kazeminy is the sole limited partner of Exponential Partners II Limited Partnership and the sole member of NJK Investments, LLC, which is the sole general partner of Exponential Partners II Limited Partnership. As disclosed on the
    Schedule 13G/A, Exponential Partners II Limited Partnership beneficially owns 1,766,413 shares of our common stock. In addition, Mr. Kazeminy, Nader C. Kazeminy and James A. Vose are trustees of the Nasser J. Kazeminy Irrevocable Trust and share voting authority over 472,146 shares of our common stock held by that Trust. Mr. Kazeminy, Nader C. Kazeminy and James
    A. Vose are trustees of the Yvonne P. Kazeminy-Mofrad Irrevocable Trust and share voting authority over the 472,346 shares held in that Trust. Mr. Kazeminy disclaims beneficial ownership of the shares held by these Trusts.

(3) The address of record for Capital Group International, Inc. is 11100 Santa Monica Boulevard, Los Angeles, California 90025. As disclosed on a
    Schedule 13G filed on February 11, 2002, Capital Group International is the parent holding company of a group of investment management companies, including banks and investment advisers. These investment management companies provide investment advisory and management services for their respective clients which include registered investment companies and institutional accounts. Capital Group International does not have investment power or voting power over any of the 2,484,500 shares of our common stock held by its clients, but may be deemed to "beneficially own" such shares for purposes of the Securities Exchange Act of 1934 as a result of its serving as the investment manager of various institutional accounts.

(4) The address of record of David B. Becker is 7820 Innovation Boulevard, Indianapolis, Indiana 46278. As disclosed on a Schedule 13G filed on January 31, 2002, Mr. Becker owns 1,426,428 shares directly and 475,469 shares as trustee of the David B. Becker 2000 Grantor Retained Annuity Trust u/a/d 10-27-2000.

(5) Unless otherwise indicated, the address of each director and officer is c/o Digital Insight Corporation, 26025 Mureau Road, Calabasas, California 91302.

                         DESCRIPTION OF CAPITAL STOCK

  Our authorized capital stock consists of 100,000,000 shares of common stock, $.001 par value per share, and 5,000,000 shares of preferred stock, $.001 par value par share.

  The following summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our restated certificate of incorporation, which has been filed with the Securities and Exchange Commission, and by the provisions of applicable law.

Common Stock

  The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

  Under our restated certificate of incorporation, the board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. The board, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock, and may adversely affect the voting and other rights of the holders of common stock. There are no shares of preferred stock outstanding and we have no current plans to issue any of the preferred stock.

Registration Rights

  As of January 31, 2002, the holders of an aggregate of approximately 5.3 million shares of common stock were entitled to rights with respect to the registration of shares under the Securities Act. Under the terms of the agreements with respect to these rights, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of the registration and are entitled to include their shares of common stock in the registration. The rights are subject to conditions and limitations, among them the right of the underwriters to limit the number of shares included in the registration. Holders of common stock benefiting from these rights may also require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and we are required to use our best efforts to effect this registration, subject to conditions and limitations.

Delaware Anti-Takeover Law and Certain Charter and Bylaws Provisions

  Provisions of our restated certificate of incorporation and bylaws may make it more difficult for a third party to acquire, or may discourage a third party from attempting to acquire, control of us. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

  . division of the board of directors into three separate classes;

  . elimination of cumulative voting in the election of directors;

  . prohibitions on our stockholders from acting by written consent and calling special meetings;

  . procedures for advance notification of stockholder nominations and proposals; and

  . the ability of the board of directors to alter our bylaws without stockholder approval.

  In addition, subject to limitations prescribed by law, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing flexibility in connection with possible financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

  These and other provisions contained in our restated certificate of incorporation and bylaws could have the effect of delaying or preventing a change in control.

  We are also subject to Section 203 of the Delaware General Corporation Law which, subject to exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that a stockholder became an interested stockholder, unless:

  . prior to that date, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced; or

  . on or following that date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Transfer Agent and Registrar

  The transfer agent and registrar for our common stock is EquiServe Shareholders Services. The address for EquiServe Shareholders Services is P.O. Box 43010, Providence, Rhode Island 02940, and its telephone number is (781) 575-3400.

                                 UNDERWRITERS

  Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Banc of America Securities LLC and J.P. Morgan Securities Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of our common stock set forth below.

                                                                       Number of
   Name                                                                 Shares
   ----                                                                ---------
   Morgan Stanley & Co. Incorporated..................................
   Banc of America Securities LLC.....................................
   J.P. Morgan Securities Inc.........................................
                                                                       ---------
     Total............................................................ 4,000,000
                                                                       =========

  The underwriters are offering the shares of our common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of our common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

  The underwriters initially propose to offer part of the shares of our common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents
a concession not in excess of $      a share to other underwriters or to
certain dealers. After the initial offering of the shares of our common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

  We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 600,000 additional shares of our common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of our common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to specified conditions, to purchase about the same percentage of the additional shares as the number listed next to the underwriter's name in the preceding table bears to the total number of shares listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised
in full, the total price to the public would be $       , the total
underwriters' discounts and commissions would be $        and our total net
proceeds would be $       .

  Our common stock is quoted on the Nasdaq National Market under the symbol "DGIN."

  We and our directors and executive officers have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Banc of America Securities LLC on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any transaction described above is to be settled by delivery of the shares of our common stock or such other securities, in cash or otherwise.

  The restrictions described in this paragraph do not apply to:

  . the sale of the shares to the underwriters;

  . the sale of shares pursuant to our stock purchase plan;

  . the issuance by us of shares of our common stock upon the exercise of an option or warrant outstanding on the date of this prospectus;

  . the issuance by us of stock options, restricted stock or other awards granted pursuant to our employee benefit plans; or

  . transactions by any person other than us relating to shares of our common stock or other securities acquired in open market transactions after the completion of this offering.

  In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the underwriting syndicate may reclaim concessions allowed to an underwriter or a dealer for distributing our common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of our common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

  Some of the underwriters or their respective affiliates have provided, and may in the future provide, investment banking, commercial banking and financial advisory services in the ordinary course of business. These underwriters and their affiliates have received, and may receive, customary fees for their services.

  We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  The validity of the common stock offered hereby will be passed upon for us by O'Melveny & Myers LLP, Los Angeles, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Austin, Texas.

                                    EXPERTS

  The consolidated financial statements and financial statement schedule of Digital Insight Corporation as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001 included and incorporated by reference in this registration statement/prospectus have been so included and incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The financial statements of Virtual Financial Services, Inc., as of December 31, 2001 and for the year then ended, included and incorporated by reference in this registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is included and incorporated by reference herein, and have been so included and incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  We have filed with the SEC a registration statement on Form S-3, including exhibits, schedules and amendments filed with this registration statement, under the Securities Act with respect to the common stock to be sold under this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information about our company and the shares of common stock to be sold in the offering, please refer to the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of the terms of the contract, agreements or documents and are not necessarily complete. Complete exhibits have been filed with the SEC.

  The registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference facility maintained by the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed with the SEC are available at the SEC's web site at www.sec.gov.

                      WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and special reports with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Our SEC filings are also available to the public on the SEC's web site at www.sec.gov.

  The SEC allows us to "incorporate by reference" the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference:

  (1) our Annual Report on Form 10-K for the year ended December 31, 2001;
      and

  (2) our Current Reports on Form 8-K, filed February 4, 2002 and February 25, 2002.

  The information filed by us with the SEC in the future will update and supersede this information.

  We also incorporate by reference any filings we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of the original filing of the registration statement, of which this prospectus is part, and until our offering is completed.

  You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

                     Investor Relations
                     Digital Insight Corporation
                     26025 Mureau Road
                     Calabasas, CA 91302
                     Telephone: (818) 871-0000

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Digital Insight Corporation
  Report of Independent Accountants, PricewaterhouseCoopers LLP...........  F-2
  Consolidated Balance Sheets.............................................  F-3
  Consolidated Statements of Operations...................................  F-4
  Consolidated Statements of Stockholders' Equity (Deficit)...............  F-5
  Consolidated Statements of Cash Flows...................................  F-6
  Notes to Consolidated Financial Statements..............................  F-7
  Schedule II--Valuation and Qualifying Accounts.......................... F-26

Unaudited Pro Forma Condensed Consolidated Financial Information
  Introduction to Unaudited Pro Forma Condensed Consolidated Financial
   Information............................................................ F-27
  Unaudited Pro Forma Condensed Consolidated Balance Sheet................ F-28
  Unaudited Pro Forma Condensed Consolidated Statement of Operations...... F-29
  Notes to Unaudited Pro Forma Condensed Consolidated Financial
   Information............................................................ F-30

Virtual Financial Services, Inc.
  Independent Auditors' Report, Deloitte & Touche LLP..................... F-32
  Balance Sheet........................................................... F-33
  Statement of Operations................................................. F-34
  Statement of Shareholders' Deficit...................................... F-35
  Statement of Cash Flows................................................. F-36
  Notes to Financial Statements........................................... F-37

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Digital Insight Corporation

  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Digital Insight Corporation and subsidiaries (the "Company") at December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule appearing on page F-26 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  As described in Note 2 to the consolidated financial statements, the Company adopted Staff Account Bulletin No. 101 in the year ended December 31, 2000, and changed its method of recognizing implementation revenue and related direct incremental implementation costs.

/s/ PricewaterhouseCoopers LLP

Century City, California
January 29, 2002

                          DIGITAL INSIGHT CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                       (in thousands, except share data)

                                                              December 31,
                                                           -------------------
                                                             2000      2001
                                                           --------  ---------
                                   ASSETS
                                   ------
Current assets:
  Cash and cash equivalents............................... $ 71,523  $  15,334
  Short-term investments..................................   10,187     38,300
  Accounts receivable, net of allowance for doubtful
   accounts of $221 and $518 at December 31, 2000 and
   2001, respectively.....................................   14,403     19,133
  Accumulated implementation costs........................    4,551      4,973
  Other current assets....................................    3,907      2,893
                                                           --------  ---------
    Total current assets..................................  104,571     80,633
Property and equipment, net...............................   36,352     37,784
Goodwill and intangible assets, net.......................  135,067     98,382
Accumulated implementation costs..........................    5,173      5,941
Long-term investments.....................................      --      13,334
Other assets..............................................    1,063        554
                                                           --------  ---------
    Total assets.......................................... $282,226  $ 236,628
                                                           ========  =========

                    LIABILITIES AND STOCKHOLDERS' EQUITY
                    ------------------------------------
Current liabilities:
  Accounts payable........................................ $  5,308  $   3,142
  Accrued compensation and related benefits...............    3,237      3,465
  Customer deposits and deferred revenue..................   12,442      7,434
  Other accrued liabilities...............................    6,477      7,465
  Line of credit..........................................    1,000        --
  Current portion of capital lease obligations............    2,265      1,202
  Current portion of long-term debt.......................      278      3,529
                                                           --------  ---------
    Total current liabilities.............................   31,007     26,237
Capital lease obligations.................................    1,706        411
Long-term debt............................................    2,222      5,882
Customer deposits and deferred revenue....................    7,456      7,207
                                                           --------  ---------
    Total liabilities.....................................   42,391     39,737
                                                           --------  ---------
Commitments and contingencies (Note 9)
Stockholders' equity:
  Common stock; $.001 par value, 100,000,000 shared
   authorized; 28,902,998 and 29,638,479 shares issued and
   outstanding at December 31, 2000 and 2001,
   respectively...........................................       29         30
  Additional paid-in capital..............................  333,845    337,461
  Stockholders' notes receivable..........................     (115)      (124)
  Deferred stock-based compensation.......................   (6,805)    (1,409)
  Accumulated deficit.....................................  (87,119)  (139,067)
                                                           --------  ---------
    Total stockholders' equity............................  239,835    196,891
                                                           --------  ---------
    Total liabilities and stockholders' equity............ $282,226  $ 236,628
                                                           ========  =========

  The accompanying notes are an integral part of these consolidated financial statements.

                          DIGITAL INSIGHT CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                                     For the year ended
                                                        December 31,
                                                 ----------------------------
                                                   1999      2000      2001
                                                 --------  --------  --------
Revenues........................................ $ 26,245  $ 54,428  $ 94,635
Cost of revenues (including amortization of
 stock-based compensation of $78, $394 and $760
 for the years ended December 31, 1999, 2000 and
 2001, respectively)............................   15,682    33,281    55,377
                                                 --------  --------  --------
Gross profit....................................   10,563    21,147    39,258
                                                 --------  --------  --------
Operating expenses:
  Sales, general and administrative (including
   amortization of stock-based compensation of
   $1,039, $1,195 and $1,134 for the years ended
   December 31, 1999, 2000 and 2001,
   respectively)................................   22,250    31,454    30,780
  Research and development (including
   amortization of stock-based compensation of
   $104, $3,626 and $2,923 for the years ended
   December 31, 1999, 2000 and 2001,
   respectively)................................    7,772    22,139    23,420
  Amortization of goodwill and intangible
   assets.......................................      --     16,125    35,729
  Restructuring charge (including amortization
   of stock-based compensation of $940 for the
   year ended December 31, 2001)................      --        --      3,276
  Merger-related expenses.......................      --     12,658       --
                                                 --------  --------  --------
    Total operating expenses....................   30,022    82,376    93,205
                                                 --------  --------  --------
Loss from operations............................  (19,459)  (61,229)  (53,947)
Interest and other income, net..................    1,441     3,740     1,999
                                                 --------  --------  --------
Net loss before cumulative effect of change in
 accounting method..............................  (18,018)  (57,489)  (51,948)
Accretion of redeemable convertible preferred
 stock..........................................     (136)      --        --
                                                 --------  --------  --------
Net loss attributable to common stockholders
 before cumulative effect of change in
 accounting method..............................  (18,154)  (57,489)  (51,948)
Cumulative effect of change in accounting
 method.........................................      --     (2,515)      --
                                                 --------  --------  --------
Net loss attributable to common stockholders.... $(18,154) $(60,004) $(51,948)
                                                 ========  ========  ========
Basic and diluted net loss per share before
 cumulative effect of change in accounting
 method......................................... $  (1.26) $  (2.25) $  (1.77)
Per share cumulative effect of change in
 accounting method..............................      --      (0.10)      --
                                                 --------  --------  --------
Basic and diluted net loss per share............ $  (1.26) $  (2.35) $  (1.77)
                                                 ========  ========  ========
Shares used to compute basic and diluted net
 loss per share.................................   14,389    25,534    29,301
                                                 ========  ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                          DIGITAL INSIGHT CORPORATION

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                       (in thousands, except share data)

                                                                                                 Total
                           Common Stock    Additional Stockholders'   Deferred               Stockholders'
                         -----------------  Paid-In       Notes     Stock-Based  Accumulated     Equity
                           Shares   Amount  Capital    Receivable   Compensation   Deficit     (Deficit)
                         ---------- ------ ---------- ------------- ------------ ----------- -------------
Balance at December 31,
 1998................... 10,636,377  $11    $  4,618      $(201)      $(2,732)    $ (11,704)   $(10,008)
 Interest on
  stockholders' notes...        --   --          --         (15)          --            --          (15)
 Stock options
  exercised.............    344,573  --          204        --            --            --          204
 Warrants to purchase
  Series B preferred
  stock.................        --   --          147        --            --            --          147
 Accretion of redeemable
  convertible preferred
  stock.................        --   --         (136)       --            --            --        (136)
 Proceeds from the
  issuance of common
  stock.................     32,959  --          504        --            --            --          504
 Deferred stock-based
  compensation..........        --   --        1,768        --         (1,768)          --          --
 Amortization of
  deferred stock-based
  compensation..........        --   --          --         --          1,221           --        1,221
 Conversion of
  redeemable convertible
  preferred stock.......  5,953,306    6      23,473        --            --            --       23,479
 Issuance of common
  stock in initial
  public offerings......  6,051,500    6      86,057        --            --            --       86,063
 Adjustment to conform
  year ends.............        --   --          136        --            --          2,607       2,743
 Net loss...............        --   --          --         --            --        (18,018)    (18,018)
                         ----------  ---    --------      -----       -------     ---------    --------
Balance at December 31,
 1999................... 23,018,715   23     116,771       (216)       (3,279)      (27,115)     86,184
 Issuance of common
  stock and options in
  acquisition of 1View
  Network Corporation...    629,313    1      38,739        --         (6,568)          --       32,172
 Issuance of common
  stock, options and
  warrants in
  acquisition of AnyTime
  Access, Inc. .........  2,001,186    2     112,675        --        (2,173)           --      110,504
 Issuance of common
  stock in public
  offerings.............  2,150,000    2      62,358        --            --            --       62,360
 Stock options
  exercised.............    988,440    1       1,740        --            --            --        1,741
 Issuance of warrants to
  purchase common
  stock.................        --   --          473        --            --            --          473
 Proceeds from other
  issuances of common
  stock.................    115,344  --        1,089        --            --            --        1,089
 Amortization of
  deferred stock-based
  compensation..........        --   --          --         --          5,215           --        5,215
 Interest on
  stockholders' notes...        --   --          --         (12)          --            --          (12)
 Payment on
  stockholders' notes...        --   --          --         113           --            --          113
 Net loss...............        --   --          --         --            --        (60,004)    (60,004)
                         ----------  ---    --------      -----       -------     ---------    --------
Balance at December 31,
 2000................... 28,902,998   29     333,845       (115)       (6,805)      (87,119)    239,835
 Amortization of
  deferred stock-based
  compensation..........        --   --          --         --          5,757           --        5,757
 Deferred stock-based
  compensation..........        --   --          361        --           (361)          --          --
 Proceeds from other
  issuances of common
  stock.................    147,404  --        1,224        --            --            --        1,224
 Interest on
  stockholders' notes...        --   --          --          (9)          --            --           (9)
 Stock options
  exercised.............    588,077    1       2,031        --            --            --        2,032
 Net loss...............        --   --          --         --            --        (51,948)    (51,948)
                         ----------  ---    --------      -----       -------     ---------    --------
Balance at December 31,
 2001................... 29,638,479  $30    $337,461      $(124)      $(1,409)    $(139,067)   $196,891
                         ==========  ===    ========      =====       =======     =========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                          DIGITAL INSIGHT CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                      For the year ended
                                                         December 31,
                                                  ----------------------------
                                                    1999      2000      2001
                                                  --------  --------  --------
Cash flows from operating activities:
 Net loss........................................ $(18,018) $(60,004) $(51,948)
 Adjustments to reconcile net loss to net cash
  used in operating activities:
 Cumulative effect of change in accounting
  method.........................................      --      2,515       --
 Depreciation and amortization of property and
  equipment......................................    1,914     5,983    11,258
 Amortization of deferred stock-based
  compensation...................................    1,221     5,215     5,757
 Amortization of goodwill and intangible
  assets.........................................      --     16,125    35,729
 Interest income on stockholders note
  receivable.....................................      (15)      (12)       (9)
 Loss from sale of property and equipment........      --        167       --
 Adjustment to conform fiscal year ends for
  pooled acquisition.............................    3,275       --        --
 Changes in operating assets and liabilities,
  net of effects of acquisitions:
  Accounts receivable............................   (5,337)   (4,152)   (4,730)
  Accumulated implementation costs...............     (144)   (9,445)   (1,190)
  Other current assets...........................   (3,539)      696     1,014
  Other assets...................................      961      (602)      509
  Accounts payable...............................    2,433      (621)   (2,166)
  Accrued compensation and related benefits......    3,133    (1,644)      228
  Customer deposits and deferred revenue.........    3,569    11,054    (5,257)
  Other accruals.................................      566    (5,466)    1,944
                                                  --------  --------  --------
   Net cash used in operating activities.........   (9,981)  (40,191)   (8,861)
                                                  --------  --------  --------
Cash flows from investing activities:
 Purchase of investments.........................  (27,757)      --    (59,447)
 Acquisition of property and equipment...........   (9,576)  (19,846)  (12,690)
 Disposal of equipment...........................       69       --        --
 Acquisition payment.............................      --     (2,000)      --
 Proceeds from sale of investments...............      --     17,570    18,000
                                                  --------  --------  --------
   Net cash used in investing activities.........  (37,264)   (4,276)  (54,137)
                                                  --------  --------  --------
Cash flows from financing activities:
 Principal payments on debt......................   (1,378)   (4,587)   (8,946)
 Proceeds from debt..............................      --      4,000    12,499
 Net proceeds from public issuance of common
  stock..........................................   86,567    62,360       --
 Proceeds from other issuances of common stock...      204     2,943     3,256
 Proceeds from issuance of redeemable convertible
  preferred stock................................    8,440       --        --
 Repurchase of redeemable convertible preferred
  stock..........................................     (200)      --        --
                                                  --------  --------  --------
   Net cash provided by financing activities.....   93,633    64,716     6,809
                                                  --------  --------  --------
Net (decrease) increase in cash and cash
 equivalents.....................................   46,388    20,249   (56,189)
Cash and cash equivalents, beginning of period...    4,886    51,274    71,523
                                                  --------  --------  --------
Cash and cash equivalents, end of period......... $ 51,274  $ 71,523  $ 15,334
                                                  ========  ========  ========
Supplementary disclosures of cash flow
 information:
 Cash paid during the year for interest.......... $     32  $    188  $    504
Supplemental non-cash investing and financing
 activities:
 Acquisition of property and equipment under
  capital lease obligation.......................      --     (6,610)      --
 Capital lease obligations incurred..............      892     6,610       --
 Warrants issued.................................      147       473       --
 Conversion of mandatorily redeemable convertible
  preferred stock to common stock................   23,479       --        --
 Effect of acquisitions:
 Accounts receivable and other assets............      --     (3,062)      --
 Property and equipment..........................      --     (3,651)      --
 Goodwill and intangible assets..................      --   (151,189)      --
 Accounts payable, accrued compensation and
  benefits and other accruals....................      --     12,139       --
 Capital lease obligation........................      --        695       --
 Customer deposits and deferred revenue..........      --        392       --
 Deferred stock-based compensation...............      --     (8,741)      --
 Common stock issued in acquisition..............      --    151,417       --

  The accompanying notes are an integral part of these consolidated financial statements.

                          DIGITAL INSIGHT CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY

  Digital Insight Corporation (the "Company"), which incorporated in March 1997 in Delaware, provides Internet banking services to credit unions, small to mid-sized banks and savings and loans. Its Internet banking services include Internet banking and bill payment services for individual customers, business banking for commercial customers, a target marketing program to increase financial services to end users, and customized web site design and implementation and other services. In addition, the Company, through its acquisition of AnyTime Access, Inc. ("ATA"), is a provider of services that allow credit unions, banks and insurance companies to outsource their consumer loan origination and processing functions. Substantially all of the Company's revenues are derived from these services.

  On February 10, 2000, the Company merged with nFront, Inc. ("nFront"). The merger was accounted for as a pooling of interests; therefore, the financial results for the Company and nFront have been combined for the historical periods presented in accordance with the pooling of interests method.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

  Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles generally accepted in the United States. Actual results could differ from those estimates

Cash, cash equivalents and investments

  The Company considers all highly liquid investments purchased with a maturity at the time of purchase of three months or less to be cash equivalents. Cash equivalents at December 31, 2001 consist of money-market funds and commercial paper.

  The Company considers all investments maturing after three months but within 12 months to be short-term investments and investments maturing after 12 months to be long-term investments. Investments are comprised primarily of certificates of deposit and commercial paper. The Company classifies, at the date of acquisition, its investments into categories in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Currently, the Company classifies its investments as held-to-maturity. These securities are stated at amortized cost plus accrued interest.

Property and equipment

  Property and equipment is carried at cost. Assets held under capital leases are recorded at the present value of the minimum lease payments at lease inception. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful life of the asset.

  When assets are sold or retired, the asset and related depreciation allowance is eliminated from the records and any gain or loss on disposal is included in operations. Expenditures for maintenance and repairs are charged to operations when incurred.

                          DIGITAL INSIGHT CORPORATION

Capitalized software costs

  The Company capitalizes the costs of computer software developed or obtained for internal use in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Capitalized computer software costs consist of purchased software licenses, implementation costs, consulting and payroll-related costs for certain projects that qualify for capitalization. The Company expenses costs related to preliminary project assessment, research and development, re-engineering, training and application maintenance as incurred. Costs capitalized at December 31, 2000 and 2001 were approximately $11.6 million and approximately $16.7 million, respectively. The capitalized software costs are being depreciated on a straight-line method over a period of three years upon being placed in service. Amortization of approximately $1.6 million and approximately $3.9 million was charged for the years ended December 31, 2000 and 2001, respectively. No amortization had been charged for the year ended December 31, 1999.

Goodwill and intangibles

  Goodwill and intangible assets represent the excess purchase price over the estimated fair value of the tangible assets acquired and liabilities assumed in the acquisitions of 1View Network Corporation ("1View") ($38.7 million) and ATA ($111.5 million). Goodwill and intangible assets are amortized using the straight-line method over the periods benefited, one to six years. At December 31, 2001, goodwill and intangible assets are comprised of the following components (in thousands):

                                                    1View      ATA      Total
                                                   --------  --------  --------
   Goodwill....................................... $ 33,783  $ 85,301  $119,084
   Assembled workforce............................      --      1,490     1,490
   Customer relationships.........................      --     20,230    20,230
   Acquired technology............................    4,900     4,140     9,040
   Covenant not-to-compete........................      --        380       380
                                                   --------  --------  --------
                                                     38,683   111,541   150,224
   Less accumulated amortization..................  (19,642)  (32,200)  (51,842)
                                                   --------  --------  --------
                                                   $ 19,041  $ 79,341  $ 98,382
                                                   ========  ========  ========

Impairment of long-lived assets

  The Company assesses potential impairments to its long-lived assets, including identifiable intangible assets and goodwill, periodically in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting For the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company also assesses the impairment of enterprise level goodwill periodically in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 17 "Intangible Assets." An impairment review is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered by the Company include, but are not limited to: significant under performance relative to expected historical or projected future operating results; significant changes in the manner of use of the acquired assets or the strategy for the Company's overall business; significant negative industry or economic trends; a significant decline in the Company's stock price for a sustained period of time; and the Company's market capitalization relative to net book value. When the Company determines that the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more or the above indicators of impairment, the Company estimates the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less

                          DIGITAL INSIGHT CORPORATION
than the carrying amount of the asset, then the Company recognizes an impairment loss. The impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset, determined either based on the market value if available, or discounted cash flows, if not. Goodwill and identifiable intangible assets for the 1View acquisition are evaluated at the enterprise level, as no separate identifiable cash flows exist for that operation. Goodwill and identifiable intangible assets are evaluated at the business unit level for the ATA business as the lending division generates separately identifiable cash flows. The Company performed an impairment assessment of its long lived assets in accordance with SFAS No. 121 at December 31, 2001 in connection with assessing the impact of implementation of SFAS No. 142 "Goodwill and Other Intangible Assets." No impairment was indicated by the comparison of future undiscounted cash flows to the book value of the long-lived assets. However as discussed further in the "New accounting standards" section of Note 2, the Company anticipates that there will be an impairment of a portion of the ATA goodwill as a result of applying the fair value method for assessing impairment as required by the adoption of SFAS No. 142 in the first quarter of 2002.

Fair value of financial instruments

  The Company's financial instruments include cash and cash equivalents, short-term and long-term investments, accounts receivable, accounts payable, liabilities and debt. The carrying value of these financial instruments approximates fair value due to their short-term nature or the current market trends.

Concentration of credit risk

  The market for Internet banking in the United States, in which the Company operates, is characterized by rapid technological developments, frequent new product introductions and changes in end user requirements. The Company's future success will depend on its ability to develop, introduce and market enhancements to its existing products and services, to introduce new products and services in a timely manner, which meet customer requirements, and to respond to competitive pressures and technological advances. Further, the emergence of new industry standards, whether through adoption by official standards committees or widespread use by financial institutions or other financial institution data processing vendors, could require the Company to redesign its products and services.

  During the years ended December 31, 1999, 2000 and 2001, no customer accounted for 10% or more of total revenues.

  The Company performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary, but generally does not require collateral. Management believes that any risk of loss is significantly reduced due to the nature of the customers being financial institutions and credit unions as well as the number of its customers and geographic areas. The Company maintains an allowance for doubtful accounts. Write-offs of accounts receivable were insignificant during the years ended December 31, 1999, 2000 and 2001.

  The Company has cash in financial institutions which is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 per institution. At December 31, 2000 and 2001, the Company had cash and cash equivalent accounts in excess of the FDIC insured limits.

Revenue recognition

  The Company derives revenues primarily from long-term service contracts with financial institution clients, who pay recurring fees based primarily on the number of end users, end user transactions, or flat monthly amounts for hosting and maintaining web sites, as well as up-front implementation fees and optional services. Revenues from recurring service fees are recognized as services are provided.

                          DIGITAL INSIGHT CORPORATION

  During the fourth quarter of 2000, the Company adopted Staff Accounting Bulletin No. 101 ("SAB 101") "Revenue Recognition in Financial Statements." Prior to the adoption of SAB 101, the Company recognized implementation fee revenue upon the completion of the implementation process, which was typically 90 to 120 days after contract initiation. The Company also deferred the direct implementation costs and recognized them upon completion of the implementation. Under SAB 101, the Company defers recognition of certain implementation fee revenue, which includes set up fees for each service element and mandatory training, that are not the culmination of a separate earnings process and recognizes them ratably over the greater of the initial life of the customer contract or the estimated life of the customer service relationship, generally three to five years. The Company also defers the recognition of the related direct implementation costs and recognizes them ratably over the same period. The adoption of SAB 101 resulted in a $2.5 million cumulative effect adjustment at January 1, 2000 and a $1.6 million increase in net loss for the 2000 operating results to reflect the increase in deferred implementation revenue partially offset by the increase in deferred implementation costs.

  Other revenues are derived from the sale of hardware purchased from third party vendors, web site design, optional consulting and training services purchased separately by customers after implementation, which represents the culmination of a separate earnings process, and license fees for licensing technology to non-service customers. These other revenues are recognized upon the completion or delivery of the product or service assuming: no company obligations remain; amounts are fixed and determinable; and collection of the related receivable is reasonably assured.

  Revenues are comprised of the following components:

                                                        1999    2000    2001
                                                       ------- ------- -------
   Recurring service fees............................. $16,894 $46,459 $81,347
   Ratably recognized implementation fees.............     --    3,722   6,133
                                                       ------- ------- -------
                                                        16,894  50,181  87,480
   Implementation and other fees recognized prior to
    SAB 101...........................................   9,351     --      --
   Other revenues.....................................     --    4,247   7,155
                                                       ------- ------- -------
     Total revenues................................... $26,245 $54,428 $94,635
                                                       ======= ======= =======

  Direct incremental implementation costs are comprised primarily of salaries and benefits of implementation personnel, consulting fees paid to third party implementation consultants, and set up fees paid to third party vendors. Deferred direct incremental implementation costs are included in accumulated implementation costs in the accompanying balance sheets.

Advertising expense

  The Company expenses advertising costs as incurred. Advertising expense for the years ended December 31, 1999, 2000 and 2001 amounted to $246,700, $1,142,000 and $68,900, respectively.

Research and development

  Research and development costs are charged to operations as incurred.

Income taxes

  The Company uses the liability method to account for income taxes. Under this method, deferred taxes are determined based on differences between the financial statement and tax basis of assets and liabilities, and is measured at the enacted tax rates that will be in effect when those differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

                          DIGITAL INSIGHT CORPORATION

Stock-based compensation

  The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation for stock options is measured as the excess, if any, of the fair market value of the Company's stock price at the date of grant as determined by the Board of Directors over the amount an employee must pay to acquire the stock. The pro forma disclosures of net income and earnings per share as if the fair value based method of accounting defined in SFAS No. 123, "Accounting for Stock-Based Compensation" had been applied, have been presented in Note 14.

Net loss per share

  The Company computes net loss per share in accordance with SFAS No. 128, "Earnings per Share," and Securities and Exchange Commission Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS No. 128 and SAB 98, basic and diluted net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of shares of common stock outstanding during the period, less shares subject to repurchase rights. Shares of common stock issued in connection with the conversion of members' capital pursuant to the Member Control Agreement have been considered outstanding for all periods presented. The calculation of diluted net loss per share excludes potential common shares if the effect is antidilutive. Potential common shares are composed of common stock subject to repurchase rights and incremental shares of common stock issuable upon the exercise of stock options and warrants.

Comprehensive income

  The Company accounts for comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income" which establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in stockholders' equity during a period from non-owner sources. To date, the Company has not had any transactions that are required to be reported in comprehensive income other than net losses.

Segments

  The Company discloses information for reportable segments and other information required by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company manages its business in two reportable segments: the internet banking division and the lending division.

New accounting standards

  In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard requires companies to record derivatives on their balance sheets as assets or liabilities, measured at fair value. Under SFAS No. 133, gains or losses resulting from changes in the values of derivatives are to be reported in the statement of operations or as a deferred item, depending on the use of the derivatives and whether they qualify for hedge accounting. The Company adopted SFAS No. 133 in the first quarter of 2001. To date, the Company has not engaged in any hedging activity, therefore the adoption of this new standard did not have a significant impact on the Company.

  In July 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 establishes new standards for accounting and reporting requirements for business combinations initiated after June 30, 2001 and prohibits the use of the

                          DIGITAL INSIGHT CORPORATION
pooling-of-interest method for combinations initiated after June 30, 2001. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment only approach. Upon adoption of SFAS No. 142, goodwill will be tested at the reporting unit annually and whenever events or circumstances occur indicating that goodwill might be impaired. Amortization of goodwill, including goodwill from past business combinations will cease. The adoption date for SFAS No. 141 and 142 will be January 1, 2002. The Company anticipates recording an impairment charge of approximately $25 million to $30 million from the adoption of SFAS No. 142 in the first quarter of 2002. In addition, annual amortization expense related to the goodwill will decrease by approximately $25 million in 2002, excluding the impact of the acquisition of Virtual Financial Services, Inc. ("ViFi") discussed in Note 20.

  In August of 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with The Retirement of Long-Lived Assets," which establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, with early adoption permitted. The Company expects to adopt SFAS No. 143 effective January 1, 2003 and does not expect that the adoption of this new standard will have a significant impact on its results of operations and financial position.

  In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. This Statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement also supersedes the accounting and reporting provisions of APB Opinion No. 30 ("APB 30"), "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for Segments of a Business to Be Disposed Of." This Statement also amends ARB No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a temporarily controlled subsidiary. The adoption date for SFAS No. 144 will be January 1, 2002. The impact to the Company of adopting this new accounting standard is being assessed in conjunction with SFAS No. 142, which is discussed above.

Reclassifications

  Certain reclassifications have been made to the consolidated financial statements for 1999 and 2000 and in order to conform to the 2001 presentation.

3. nFRONT BUSINESS COMBINATION

  The Company consummated its Agreement and Plan of Merger (the "Agreement") with nFront on February 10, 2000 in a stock-for-stock transaction which was accounted for as a pooling of interests. Pursuant to the Agreement, all outstanding shares of nFront stock and options to purchase nFront stock were converted into 8,253,735 shares of the Company's common stock and options to purchase 627,926 shares of the Company's common stock, respectively. In connection with the merger, the Company recorded a one-time charge relating to non-recurring merger costs of $12.7 million comprised of direct transaction costs and nonrecurring redundant costs.

  As the merger was accounted for as a pooling of interests, all prior periods have been restated. nFront's historical year end was June 30 and the Company's consolidated financial statements for the year ended December 31, 1999 were restated to conform year ends. Accordingly, an adjustment for nFront's operating results for the period of overlap from January 1, 1999 through June 30, 1999 has been reflected as an adjustment

                          DIGITAL INSIGHT CORPORATION
to accumulated deficit in the 1999 consolidated financial statements. No adjustments were necessary to conform accounting policies of the entities. There were no intercompany transactions requiring elimination in any period presented.

4. ACQUISITIONS

  On June 21, 2000, the Company completed its acquisition of 1View, a company based in San Francisco, California that provides electronic information aggregation solutions for the financial services market. The purchase price consisted of $2 million in cash and 921,872 shares of common stock and shares underlying options to purchase common stock in exchange for all of the outstanding shares and options of 1View. The fair value of the common stock issued in connection with the acquisition was valued at approximately $38.7 million. The estimated fair value of the Company stock issued was $42 per share based on the average trading price for the 4 days before, 4 days after and including the public announcement date of the transaction. Vested and unvested employee stock options were valued using the Black-Scholes pricing model and the intrinsic value related to unvested employee options was allocated to deferred stock-based compensation. The acquisition was accounted for using the purchase method of accounting. The purchase accounting resulted in goodwill and identifiable intangible assets of approximately $38.7 million, which is being amortized on a straight-line basis over the estimated useful life of three years. Deferred stock-based compensation of approximately $6.6 million was included for the unvested stock options assumed in connection with the acquisition, which is being amortized over the estimated service period of the employees.

  On July 31, 2000, the Company completed its acquisition of ATA, a company based in Sacramento, California that provides services and solutions that allow credit unions, banks and other financial institutions to outsource certain consumer communication and other administrative functions associated with consumer loan originations. The Company issued 2,121,862 shares of common stock and shares underlying options and warrants to purchase common stock with an estimated fair value of approximately $112.7 million in exchange for all of the outstanding shares, options and warrants of ATA. The estimated fair value of the Company stock issued was $53 per share based on the average trading price for the 4 days before, 4 days after and including the public announcement date of the transaction. Vested and unvested employee stock options and warrants were valued using the Black-Scholes pricing model and the intrinsic value related to unvested employee options was allocated to deferred stock-based compensation. The acquisition was accounted for using the purchase method of accounting. The purchase accounting resulted in goodwill and identifiable intangible assets of approximately $111.5 million, which is being amortized over the estimated useful lives of one to six years. Deferred stock-based compensation in the amount of approximately $2.2 million was included for the unvested stock options assumed in connection with the acquisition, which is being amortized over the estimated service period of the employees.

                          DIGITAL INSIGHT CORPORATION

5. CASH, CASH EQUIVALENTS AND INVESTMENTS

  At December 31, 2001, cash and cash equivalents, short-term investments and long-term investments consist of the following (in thousands):

                                                Unrealized Unrealized Estimated
                                         Cost     losses     Gains    Fair Value
                                        ------- ---------- ---------- ----------
   Cash and cash equivalents
     Cash.............................. $ 4,085    $ --       $--      $ 4,085
     Money market funds................   4,729      --        --        4,729
     Commercial paper..................   6,520      (3)       --        6,517
                                        -------    ----       ----     -------
                                        $15,334    $ (3)      $--      $15,331
                                        =======    ====       ====     =======
   Short-term investments
     Certificate of deposit............ $ 4,764    $ --       $--      $ 4,764
     Commercial paper..................  33,536      (7)       150      33,679
                                        -------    ----       ----     -------
                                        $38,300    $ (7)      $150     $38,443
                                        =======    ====       ====     =======
   Long-term investments
     Certificates of deposit........... $ 5,882    $ --       $--      $ 5,882
     Commercial paper..................   7,452    $ (2)      $ 50       7,500
                                        -------    ----       ----     -------
                                        $13,334    $ (2)      $ 50     $13,382
                                        =======    ====       ====     =======

  At December 31, 2000, cash and cash equivalents and short-term investments consist of the following (in thousands):

                                               Unrealized Unrealized Estimated
                                        Cost     losses     Gains    Fair Value
                                       ------- ---------- ---------- ----------
   Cash and cash equivalents
     Cash............................. $ 5,122    $--        $ --     $ 5,122
     Money market funds...............   6,412     --          --       6,412
     Commercial paper.................  59,989     (27)         2      59,964
                                       -------    ----       ----     -------
                                       $71,523    $(27)      $  2     $71,498
                                       =======    ====       ====     =======
   Short-term investments
     Certificate of deposit........... $10,187    $--        $ --     $10,187
                                       =======    ====       ====     =======

  There were no realized gains or losses on investments for the years ended December 31, 2000 and 2001 and a net realized gain of $758,000 for the year ended December 31, 1999. The certificate of deposit held at December 31, 2001 is pledged as collateral for the Company's $10 million multiple disbursement note, as further discussed in Note 8. Accordingly, we have classified a portion of the certificate of deposit pledged as a long-term investment to correspond to the long-term portion of the multiple disbursement note.

                          DIGITAL INSIGHT CORPORATION

6. PROPERTY AND EQUIPMENT

                                                            December 31,
                                                          ------------------
                                                            2000      2001
                                                          --------  --------
   Property and equipment includes the following (in
    thousands):
     Leasehold improvements.............................. $  4,618  $  6,309
     Equipment...........................................   23,383    33,589
     Software............................................   11,617    16,682
     Furniture and fixtures..............................    3,683     4,723
     Construction in process.............................    5,886       574
                                                          --------  --------
                                                            49,187    61,877
     Less accumulated depreciation and amortization......  (12,835)  (24,093)
                                                          --------  --------
                                                          $ 36,352  $ 37,784
                                                          ========  ========

  Assets acquired under capitalized lease obligations are included in property and equipment and totaled approximately $5,147,000 with related accumulated amortization of approximately $901,000 and $1,919,000 at December 31, 2000 and 2001, respectively.

7. REVOLVING LINE OF CREDIT

  In May 2001, the Company renewed its $10 million secured revolving credit commitment (the "Revolver") from a bank, which matures in July 2002. Interest on the outstanding borrowings is payable monthly. The interest rate on the Revolver is equal to the bank's prime rate. The Revolver is collateralized by all of the Company's assets. The Company had $1 million outstanding as of December 31, 2000 and no outstanding advances as of December 31, 2001 on the Revolver.

  Under covenants of the Revolver, the Company is required to (i) maintain a tangible net worth of not less than $20 million at all times, (ii) maintain a ratio of total senior liabilities to tangible net worth of not more than 1.5 to 1, (iii) ensure quarterly losses do not exceed specified amounts, and (iv) maintain liquid assets of not less than the greater of (a) twice the amount of Revolver and other bank debt outstanding, or (b) the total cash expenditures (as defined). The Company was in compliance with the covenants at December 31, 2001.

8. LONG-TERM DEBT

  In August 2000, the Company obtained a $10 million equipment leasing line of credit evidenced by a Multiple Disbursement Note from a bank, collateralized by the participating equipment and a $10 million certificate of deposit. The terms of the note were revised in August 2001 to allow principal to be borrowed from time to time prior to October 31, 2001. Interest will accrue at either (i) the bank's prime rate less 1% or (ii) 1.5% above the rate stated on the certificate of deposit pledged as collateral for the note. Under the revised terms, interest and principal will be paid in 34 monthly installments, commencing November 30, 2001. As of December 31, 2001, the Company had $9.4 million in borrowings outstanding under this note and the interest rate on the note was 4.6% per annum.

9. COMMITMENTS AND CONTINGENCIES

  The Company leases its facilities and certain equipment under non-cancelable operating and capital leases with various expiration dates through 2005. Certain of the facilities leases have renewal options. Additionally, the terms of the facilities leases provide generally for rental payments on a graduated scale. The Company

                          DIGITAL INSIGHT CORPORATION
recognizes rent expense on a straight-line basis over the lease period. Rent expense under the facility leases was approximately $768,000, $2,289,000 and $2,988,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

  Future minimum lease payments under all noncancelable capitalized and operating leases for the next five years ending December 31 are as follows (in thousands):

                                                             Capital  Operating
                                                             -------  ---------
   2002..................................................... $ 1,285   $3,363
   2003.....................................................     430    2,921
   2004.....................................................     --     2,708
   2005.....................................................     --       780
   2006.....................................................     --         4
                                                             -------   ------
   Total minimum lease payments.............................   1,715   $9,776
                                                                       ======
   Amount representing interest.............................    (102)
                                                             -------
   Present value of capitalized lease obligations...........   1,613
   Less: current portion of capitalized lease obligations...  (1,202)
                                                             -------
   Long-term portion of capitalized lease obligations....... $   411
                                                             =======

  In February 2001, the Company entered into a long-term contract with a vendor to provide services. The contract includes minimum annual purchase commitments as follows (in thousands):

     2002............................................................... $ 5,667
     2003...............................................................   6,000
     2004...............................................................   5,167
     2005...............................................................      83
                                                                         -------
       Total............................................................ $16,917
                                                                         =======

  From time to time the Company may be involved in litigation arising in the normal course of its business. Although the Company is not a party to any litigation that it believes would have a material adverse effect, individually or in the aggregate, on the Company's business, financial condition, results of operation or liquidity, it is possible that in the future we could become a party to such proceedings.

10. INCOME TAXES

  As of December 31, 2001, the Company had estimated net operating loss carryforwards for federal and state purposes of approximately $100.5 million and $43.5 million, respectively. Federal and state net operating loss carryforwards begin to expire in the years 2011 and 2004, respectively.

  Given its history of operating losses and potential limitations on the utilization of net operating losses, the Company has recorded a full valuation allowance against its deferred tax assets as there is uncertainty surrounding the realization of the benefits in future tax returns. Accordingly, the accompanying statements of operations include no benefit for income taxes.

                          DIGITAL INSIGHT CORPORATION

  The components of the Company's deferred taxes are (in thousands):

                                                               December 31,
                                                             ------------------
                                                               2000      2001
                                                             --------  --------
   Deferred tax assets:
     Net operating loss carryforwards....................... $ 34,683  $ 38,055
     Research credit carryforwards..........................      527       527
     Stock compensation.....................................    3,371      (359)
     Accruals, reserves and other...........................   (1,561)   (5,298)
     Amortization of acquired intangible assets.............   (9,791)      --
                                                             --------  --------
                                                               27,229    32,925
     Deferred tax asset valuation allowance.................  (27,229)  (32,925)
                                                             --------  --------
     Net deferred tax assets................................ $    --   $    --
                                                             ========  ========

11. STOCKHOLDERS' NOTES RECEIVABLE

  Effective October 23, 1997, under the Company's 1997 Stock Plan, two former officers of the Company exercised their options to purchase 309,250 shares each of the Company's common stock. In consideration, each former officer executed a note payable to the Company for $93,000 at an annual interest rate of 7%. The notes are payable at the earlier of ten years from the date of execution or 30 days after termination. The former officers have the option to prepay all or any portion of the principal or interest without penalty.

  Upon separation from the Company in October 2000, one of these former officers paid $113,000 in repayment of his note. Interest income realized for the years ended December 31, 1999, 2000 and 2001 on the loans was $15,000, 12,000 and $9,000, respectively.

12. COMMON AND PREFERRED STOCK WARRANTS

  In connection with certain borrowings in 1998 and 1999, the Company issued warrants to purchase redeemable convertible preferred stock, which after the Company's initial public offering resulted in warrants to purchase 28,819 and 22,222 shares of common stock for $3.47 and $2.70 per share, respectively. Using the Black-Scholes pricing model, the Company estimated that the aggregate fair value of the warrants was $211,000. The warrants were exercised in 2000 and the Company issued 21,648 shares of common stock in March 2000, for a purchase price equivalent to $75,119, and 20,819 shares of common stock in May 2000 for a purchase price equivalent of $56,211. The Company recognized interest expense of $60,000 related to the warrants in 1999.

  On May 31, 2000, the Company issued a warrant to purchase 35,000 shares of common stock at a price per share of $40.5625 in connection with the execution of a vendor agreement. This warrant expired unexercised on May 31, 2001. Using the Black-Scholes pricing model, the Company estimated that the aggregate fair market value of the warrant was $473,000, and is amortizing the charge over the 36-month term of the agreement.

  In conjunction with its acquisition of ATA, the Company has assumed all outstanding warrants of ATA, which converted into warrants to purchase 48,208 shares of common stock. The exercise price of these warrants range from $4.42 to $25.95 per share. These warrants expire in various periods through July 2009. The Company utilized the Black-Scholes pricing model to compute the fair value of the ATA warrants at the date of acquisition and included this amount in the purchase price of ATA.

                          DIGITAL INSIGHT CORPORATION

  Warrants to purchase 11,447 shares of common stock at an exercise price of $25.95 per share remain outstanding at December 31, 2001.

13. COMMON STOCK

  In July 1999, nFront completed its initial public offering of 2,026,500 shares for net proceeds of approximately $31.6 million.

  In October 1999, Digital Insight completed its initial public offering of 4,025,000 shares of common stock for net proceeds of approximately $54.5 million.

  In August 2000, Digital Insight completed its secondary public offering of 2,150,000 shares of common stock for net proceeds of approximately $62.3 million.

14. STOCK-BASED COMPENSATION PLANS

  Options under the Company's stock-based compensation plans may be granted for periods of up to ten years, with the exception of an incentive stock option ("ISO") granted to an optionee who owns stock representing more than 10% of the voting power of all classes of stock of the parent or subsidiary, in which case the term of the option shall be five years, provided that (i) the exercise price of an ISO and nonqualified stock option ("NSO") shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. Options generally vest in monthly installments over four years following the date of grant, subject to the optionee's continuous service. However, for first time grants, the initial vesting shall occur twelve months from the vesting start date, at which time 25% of the shares will be vested. The remaining shares are vested over the remaining three years.

1997 Stock Plan

  In August 1997, the Company adopted the 1997 Stock Plan (the "1997 Plan"). The 1997 Plan provides for the granting of stock options and common stock to employees and consultants of the Company. Options granted under the 1997 Plan may be either ISO or NSO. ISOs may be granted only to Company employees (including officers and directors who are also employees). NSOs may be granted to Company employees and consultants. As of December 31, 2001, the Company has reserved 3,000,000 shares of common stock for issuance under the 1997 Plan. At December 31, 2001, there were 1,166,228 shares of common stock available for future grant under the 1997 Plan. The Company does not intend to grant any additional options under this plan.

1999 Stock Plan

  In June 1999, the Company adopted the 1999 Stock Incentive Plan (the "1999 Plan"). At December 31, 2001, the Company has reserved 4,500,000 shares of common stock for issuance under the 1999 Plan. The 1999 Plan allows grants of ISOs, NSOs and restricted stock to employees, non-employee board members and consultants. At December 31, 2001, there were 279,470 shares of common stock available for future grant under the 1999 Plan.

  The 1999 Plan is subject to annual increases on March 1 of each year, equal to 750,000 shares, 5% of the Company's shares outstanding on that date, or a lesser amount determined by the board of directors.

                          DIGITAL INSIGHT CORPORATION

1View Plan

  In connection with the acquisition of 1View, the Company assumed the Stock Option Plan of 1View, including incentive and non-statutory stock options to purchase 292,559 shares of common stock with an exercise price of $0.44. Options granted under the 1View Plan are exercisable over a maximum term of ten years from the date of grant and generally vest over periods up to four years. At December 31, 2001, there were 156,435 shares of common stock available for future grant. The Company does not intend to grant any additional options under this plan.

ATA Plan

  In connection with the acquisition of with ATA, the Company assumed the Stock Option Plan of ATA, including incentive and non-statutory stock options to purchase 68,347 shares of common stock with exercise prices ranging from $0.48 to $37.62. Options granted under the ATA Plan are exercisable over a maximum term of ten years from the date of grant and generally vest over periods up to four years. At December 31, 2001, there were 121,740 shares of common stock available for future grant. The Company does not intend to grant any additional options under this plan.

2001 Non-Employee Director Stock Option Plan

  On May 3, 2001, the Company adopted the 2001 Non-Employee Director Stock Option Plan, which provides for the granting of stock options to outside directors who are not employees of the Company. The options granted under this plan are NSOs. At December 31, 2001, the Company has reserved 250,000 shares of common stock for issuance under this plan. The plan is subject to annual increases on March 1 of each year, equal to the lesser of 50,000 shares, 1/10 of one percent of the outstanding common shares on such date, or a lesser amount determined by the board of directors. As of December 31, 2001, there were 100,000 shares of common stock available for future grant.

  Stock option activity under the plans is as follows:

                                   1999                     2000                     2001
                         ------------------------ ------------------------ ------------------------
                                       Exercise                 Exercise                 Exercise
                           Options    Price Per     Options    Price Per     Options    Price Per
                         Outstanding    Share     Outstanding    Share     Outstanding    Share
                         ----------- ------------ ----------- ------------ ----------- ------------
Outstanding at
 January 1..............  1,436,204  $0.30-$ 1.00  2,042,276  $0.30-$44.50  4,091,681  $0.19-$83.88
Assumed from nFront.....        --            --     627,926  $2.12-$75.99        --            --
Assumed from 1View......        --            --     292,559     $0.44            --            --
Assumed from ATA........        --            --      68,347  $0.48-$37.62        --            --
Granted.................  1,061,785  $1.75-$44.50  2,529,142  $0.19-$83.88  2,357,450  $7.55-$22.81
Cancelled...............   (110,765) $0.30-$13.00   (480,129) $0.19-$81.00   (956,413) $0.19-$80.00
Exercised...............   (344,948) $0.30-$39.94   (988,440) $0.30-$22.45   (588,077) $0.19-$17.44
                          ---------  ------------  ---------  ------------  ---------  ------------
Outstanding at
 December 31............  2,042,276  $0.30-$44.50  4,091,681  $0.19-$83.88  4,904,641  $0.19-$83.88
                          =========  ============  =========  ============  =========  ============

                          DIGITAL INSIGHT CORPORATION

  Options outstanding and exercisable by price range as of December 31, 2001:

                     Options Outstanding                           Options Exercisable
-------------------------------------------------------------- ----------------------------
                             Weighted-Average
   Range of                     Remaining     Weighted-Average             Weighted-Average
Exercise Prices  Outstanding Contractual Life  Exercise Price  Exercisable  Exercise Price
---------------  ----------- ---------------- ---------------- ----------- ----------------
$ 0.00-
 $ 8.50             974,831        7.1             $ 2.95         556,212       $ 1.76
$ 8.60-
 $17.00           2,206,774        9.0             $12.47         259,505       $12.24
$17.10-
 $25.50             494,653        8.5             $21.66         100,373       $23.03
$25.60-
 $34.00             162,535        6.9             $30.49          66,302       $30.76
$34.10-
 $42.50             754,385        7.8             $37.54         310,718       $37.52
$42.60-
 $51.00              50,100        8.1             $45.73          22,798       $45.76
$51.10-
 $59.50                 500        8.3             $51.25             208       $51.25
$59.60-
 $68.00              50,500        7.1             $62.40          22,776       $62.37
$68.10-
 $76.50             197,863        7.3             $73.30         100,063       $73.30
$76.60-
 $84.00              12,500        6.2             $79.50           5,726       $79.50
                  ---------        ---             ------       ---------       ------
                  4,904,641        8.2             $19.44       1,444,681       $21.06
                  =========                                     =========

1999 Employee Stock Purchase Plan

  On June 21, 1999, the Company adopted the 1999 Employee Stock Purchase Plan (the "Purchase Plan"), which provides for the issuance of a maximum of 600,000 shares of common stock. Eligible employees can have up to 15% of their earnings withheld, up to certain maximums, to be used to purchase shares of the Company's common stock on every May 1 and November 1 of each year. The price of the common stock purchased under the Purchase Plan is equal to 85% of the lower of the fair market value of the common stock on the offering date of each two-year offering period or the specified purchase date. During the year ended December 31, 2001, 119,795 shares were purchased for approximately $1.2 million and 81,985 shares were purchased for approximately $1.1 million during the year ended December 31, 2000. At December 31, 2001, there were 398,220 shares of common stock available for future purchase.

Deferred stock-based compensation

  Through December 31, 2001, the Company recorded deferred stock-based compensation of $14,597,000 (including deferred stock-based compensation of $6,568,000 and $2,173,000 recorded in connection with the acquisitions of 1View and ATA, respectively) related to the issuance of stock options at prices subsequently determined to be below fair market value. These charges are being amortized over the estimated service period of the employees. Amortization of $1,221,000, $5,215,000 and $5,757,000 has been recognized as stock-based compensation expense in the years ended December 31, 1999, 2000 and 2001, respectively.

                          DIGITAL INSIGHT CORPORATION

Fair value disclosures

  The Company applies the provisions of APB 25 and related interpretations in accounting for employee stock-based compensation arrangements. For the years ended December 31, 1999, 2000 and 2001 had compensation cost been determined pursuant to SFAS No. 123, the Company's net loss would have been as follows (in thousands, except per share data):

                                                   Year Ended December 31,
                                                  ----------------------------
                                                    1999      2000      2001
                                                  --------  --------  --------
   Net loss:
     As reported................................. $(18,154) $(60,004) $(51,948)
     Pro forma...................................  (20,893)  (94,155)  (83,243)
   Net loss per share--basic and diluted:
     As reported................................. $  (1.26) $  (2.35) $  (1.77)
     Pro forma...................................    (1.44)    (3.69)    (2.84)

  The Company calculated the minimum fair value of each option grant on the date of grant using the Black-Scholes pricing model with the following assumptions:

                                                                 Year Ended
                                                                December 31,
                                                               ----------------
                                                               1999  2000  2001
                                                               ----  ----  ----
   Expected life (years)......................................   4     4      5
   Risk free interest rate.................................... 5.5%  5.9%  4.39%
   Expected volatility........................................  80%  110%    90%
   Dividend yield.............................................  --    --    --

15. EMPLOYEE BENEFITS

  Effective September 1, 1998, the Company adopted a Defined Contribution Profit Sharing Plan. This plan includes a 401(k) salary deferral plan. Employees are eligible to participate in the plan upon meeting minimum eligibility requirements. Contributions to the 401(k) are in the form of employee-salary deferrals. The plan allows the Company to make matching contributions, in amounts determined by the Company, to an employee's deferrals and provides for additional discretionary contributions by the Company. Through December 31, 2001, the Company had not made any matching or additional discretionary contributions under the plan.

                          DIGITAL INSIGHT CORPORATION

16. RESTRUCTURING CHARGE

  In February 2001, the Company strategically restructured its business to reduce operating expenses. The process included a review of potentially redundant functions and facilities. The majority of these redundancies resulted from the three acquisitions completed in 2000. As a result of this process, 58 employee positions were eliminated and the Company's facility in San Francisco, California was closed. During 2001, the Company recorded a restructuring charge of approximately $1,629,000 for severance payments and related benefits for employees whose positions were eliminated, approximately $940,000 in deferred stock-based compensation expense for the acceleration of stock options and approximately $707,000 for exit costs as a result of the closure of the San Francisco facility and related lease termination.

                                                   Deferred
                                Employee  Exit   stock-based
                                related   costs  compensation  Total
                                --------  -----  ------------ -------
   Restructuring accrual (in
    thousands)
     Restructuring accrual..... $ 1,629   $ 707     $ 940     $ 3,276
     Cash payments.............  (1,376)   (707)      --       (2,083)
     Non-cash disposals........     --      --       (940)       (940)
                                -------   -----     -----     -------
       Accrual at December 31,
        2001................... $   253   $ --      $ --      $   253
                                =======   =====     =====     =======

  The remaining employee related portion of the restructuring reserve is expected to be paid out in the first quarter of 2002.

17. REPORTABLE SEGMENTS

  Since the acquisition of ATA in July 2000, the Company has managed its business in two reportable segments: the Internet banking division and the lending division. The results of operations from these reportable segments were as follows for the years ended December 31, 2000 and 2001 (in thousands):

                                Internet
                                 banking     Lending    Corporate
                               division(1) division(2) and Other(3)  Total
                               ----------- ----------- ------------ --------
   Year ended December 31,
    2000:
     Revenues.................  $ 48,040     $ 6,388     $    --    $ 54,428
     Gross Profit.............    20,477         670          --      21,147
     Loss from operations.....   (30,457)     (1,989)     (28,783)   (61,229)
   Year ended December 31,
    2001:
     Revenues.................  $ 79,045     $15,590     $    --    $ 94,635
     Gross Profit.............    34,793       4,465          --      39,258
     Loss from operations.....   (13,391)     (1,551)     (39,005)   (53,947)

--------
(1) Loss from operations includes amortization of deferred stock-based compensation of $4,762 and $3,800 for the years ended December 31, 2000 and 2001, respectively.

(2) Loss from operations includes amortization of deferred stock-based compensation of $453 and $1,017 for the years ended December 31, 2000 and 2001, respectively. Amounts for the year end December 31, 2000 represent operations from the date of acquisition.

(3) Represents amortization of goodwill and intangible assets, a restructuring charge and merger-related expenses. The restructuring charge includes amortization of deferred stock-based compensation of $940 for the year ended December 31, 2001.

For the year ended December 31, 2001, no customer comprised more than 10% of revenues. The Company has no foreign operations.

                          DIGITAL INSIGHT CORPORATION

18. NET LOSS PER SHARE

  The following table sets forth the computation of basic and diluted net loss per share for the years indicated (in thousands, except per share data):

                                                  Year Ended December 31,
                                                 ----------------------------
                                                   1999      2000      2001
                                                 --------  --------  --------
   Net loss attributable to common stockholders
    before cumulative effect of accounting
    change.....................................  $(18,154) $(57,489) $(51,948)
   Cumulative effect of change in accounting
    method.....................................       --     (2,515)      --
                                                 --------  --------  --------
   Net loss attributable to common
    stockholders...............................  $(18,154) $(60,004) $(51,948)
                                                 ========  ========  ========

   Weighted average shares.....................    14,710    25,724    29,301
   Weighted average unvested common shares
    subject to repurchase......................      (321)     (190)      --
                                                 --------  --------  --------
   Denominator for basic and diluted
    calculation................................    14,389    25,534    29,301
                                                 ========  ========  ========
   Net loss per share:
     Basic and diluted before cumulate effect
      of change in accounting method...........  $  (1.26) $  (2.25) $  (1.77)
     Per share cumulative effect of change in
      accounting method........................       --      (0.10)      --
                                                 --------  --------  --------
     Basic and diluted.........................  $  (1.26) $  (2.35) $  (1.77)
                                                 ========  ========  ========

  The following table sets forth common stock equivalents that are not included in the diluted net loss per share calculation above because to do so would be antidilutive for the periods indicated (in thousands):

                                                                 Year Ended
                                                                December 31,
                                                              -----------------
                                                              1999  2000  2001
                                                              ----- ----- -----
   Weighted average effect of common stock equivalents:
     Redeemable convertible preferred stock.................. 3,827   --    --
     Warrants................................................    65    48   --
     Unvested common shares subject to repurchase............   321   190   --
     Employee stock options.................................. 2,448 2,847 1,092
                                                              ----- ----- -----
                                                              6,661 3,085 1,092
                                                              ===== ===== =====

                          DIGITAL INSIGHT CORPORATION

19. QUARTERLY FINANCIAL INFORMATION (Unaudited)

  The following table presents summarized quarterly financial data for the years ended December 31, 2000 and 2001 (in thousands, except per share data).

                                                   Quarter Ended
                                        --------------------------------------
                                        Mar. 31   June 30   Sept. 30  Dec. 31
                                        --------  --------  --------  --------
2000
Revenues............................... $  8,732  $ 11,125  $ 16,395  $ 18,176
                                        --------  --------  --------  --------
Gross profit...........................    3,577     5,092     6,546     5,932
                                        --------  --------  --------  --------
Net loss before cumulative effect of
 change in accounting method........... $(20,907) $ (5,782) $(14,253) $(16,547)
Basic and diluted net loss before
 cumulative effect of change in
 accounting method per share........... $  (0.92) $  (0.25) $  (0.53) $  (0.58)
Net loss............................... $(23,422) $ (5,782) $(14,253) $(16,547)
Basic and diluted net loss per share... $  (1.03) $  (0.25) $  (0.53) $  (0.58)
Shares used to compute basic and
 diluted net loss per share............   22,803    23,418    27,079    28,765
                                                   Quarter Ended
                                        --------------------------------------
                                        Mar. 31   June 30   Sept. 30  Dec. 31
                                        --------  --------  --------  --------
2001
Revenues............................... $ 20,416  $ 22,686  $ 24,524  $ 27,009
                                        --------  --------  --------  --------
Gross profit...........................    6,786     9,461    10,697    12,314
                                        --------  --------  --------  --------
Net loss............................... $(20,026) $(13,283) $ (9,938) $ (8,701)
Basic and diluted net loss per share... $  (0.69) $  (0.45) $  (0.34) $  (0.29)
Shares used to compute basic and
 diluted net loss per share............   28,924    29,276    29,429    29,565

  During the fourth quarter of 2000, the Company adopted SAB 101. Quarterly results for the year ended December 31, 2000 in the table above have been restated to reflect the change in accounting method. The cumulated effect of this change for the period prior to January 1, 2000 of $2.5 million is included in net for the first quarter. The effect of this change on quarterly net loss and related net loss per share in 2000 is as follows (in thousands, except per share amount):

                                                              Effect of Change
                                                                for Year 2000
                                                              ------------------
                                                                Net    Net loss
     Quarter                                                   loss    per share
     -------                                                  -------  ---------
     First Quarter........................................... $  (511)  $(0.02)
     Second Quarter..........................................    (388)   (0.02)
     Third Quarter...........................................    (169)   (0.01)
     Fourth Quarter..........................................    (491)   (0.02)
                                                              -------   ------
     Full Year............................................... $(1,559)  $(0.06)
                                                              =======   ======

                          DIGITAL INSIGHT CORPORATION

20. SUBSEQUENT EVENTS

  On January 28, 2002, the Company completed the acquisition of Virtual Financial Services, Inc. ("ViFi"), pursuant to an Agreement and Plan of Merger, dated as of January 3, 2002. ViFi was a privately-owned company based in Indianapolis, Indiana that provided retail and commercial Internet banking, electronic bill payment, cash management services, credit and debit card processing, online brokerage, document management, web site design, target marketing and aggregation services via PC-based or wireless access. As a result of the merger, all the outstanding shares of ViFi were converted into an aggregate of $3,750,000 in cash, $3,750,000 in promissory notes, and 1,901,907 shares of the Company's common stock. In addition, the Company assumed options to acquire ViFi stock that, as a result of the merger, converted into options to purchase an aggregate of 111,978 shares of the Company's common stock.

  In January 2002, the Company announced a restructuring and cost reduction program. During 2002, the Company plans to restructure certain operations by geographically consolidating certain business functions. Although this consolidation is expected to reduce costs by eliminating additional redundant costs that resulted from new acquisitions, the cost savings is not expected to begin to occur until late in 2002. The Company expects to record an estimated restructuring charge of approximately $1.0 million to $1.5 million in the first quarter of 2002.

                          DIGITAL INSIGHT CORPORATION

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                                 (in thousands)

                                   Balance at Charged to            Balance at
                                   Beginning  Costs and               End of
                                    of Year    Expenses  Write-offs    Year
                                   ---------- ---------- ---------- ----------
Allowance for doubtful accounts
  December 31, 1999...............  $    19    $    67     $ --      $    86
  December 31, 2000...............       86        144        (9)        221
  December 31, 2001...............      221        461      (164)        518

Valuation allowance for deferred
 tax assets
  December 31, 1999...............  $ 4,601    $ 5,552       --      $10,153
  December 31, 2000...............   10,153     17,076       --       27,229
  December 31, 2001...............   27,229      5,696       --       32,925

          INTRODUCTION TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                             FINANCIAL INFORMATION

  On January 28, 2002, Digital Insight Corporation (the "Company") completed its acquisition of Virtual Financial Services, Inc. ("ViFi"). ViFi was a privately-owned company based in Indianapolis, Indiana that provided retail and commercial Internet banking, electronic bill payment, cash management services, credit and debit card processing, online brokerage, document management, web site design, target marketing and aggregation services via PC-based or wireless access. All the outstanding shares of ViFi were acquired in exchange for approximately $3.8 million in cash, $3.8 million in promissory notes, and the issuance of 1,901,907 shares of the Company's common stock, with an estimated fair value of approximately $41.1 million. The fair value of the common stock issued was based on the average trading price of the Company's common stock for four days before, four days after and including the public announcement date. In addition, the Company assumed fully vested common stock options which were converted into options to purchase an aggregate of 111,978 shares of the Company's common stock with an estimated fair value of $1.3 million. The Company did not acquire certain of the ViFi fixed assets and the credit card processing product line which remained with the selling shareholder of ViFi.

  The acquisition is to be accounted for using the purchase method of accounting. The purchase price will be allocated to the estimated fair value of the assets acquired and liabilities assumed. The estimated fair value of the tangible assets acquired and liabilities assumed approximated the historical cost basis and the preliminary purchase price allocation indicates estimated goodwill of approximately $47.3 million, which in accordance with Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets", will no longer be amortized but rather will be periodically evaluated for impairment on at least an annual basis. Identifiable intangible assets are estimated to be $10.0 million and will be amortized on a straight-line basis over the estimated aggregate lives of six years.

  The following unaudited pro forma condensed consolidated balance sheet assumes that the acquisition of ViFi was consummated as of December 31, 2001. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2001 give effect to the acquisition as if it had occurred on January 1, 2001. Unaudited pro forma condensed consolidated financial information is based on a preliminary purchase price allocation which is subject to change pending the completion of the final purchase price allocation. The impact of these changes could be material. The following items could affect the final purchase price allocation: (i) the final ViFi balance sheet; (ii) the finalization of the valuation and estimated useful lives of acquired technology, customer relationships and covenant not to compete; and
(iii) actual fair values of assets acquired based on information at the acquisition date and integration plans.

  The unaudited pro forma condensed consolidated financial information is for illustrative purposes only and is not necessarily indicative of the results that would have occurred if the acquisition had occurred as of the beginning of the periods presented and should not be construed as being representative of future consolidated operating results or financial position. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the Company's consolidated financial statements and notes and ViFi financial statements and notes thereto, included elsewhere in this prospectus.

                          DIGITAL INSIGHT CORPORATION

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                            As of December 31, 2001
                                 (in thousands)

                                 Digital    Virtual
                                 Insight   Financial  Pro Forma      Pro Forma
                               Corporation Services  Adjustments    Consolidated
                               ----------- --------- -----------    ------------

                                   ASSETS
                                   ------
Current assets:
  Cash and cash equivalents..   $ 15,334    $  146     $(3,918)(1)    $ 11,562
  Short-term investments.....     38,300       --          --           38,300
  Accounts receivable, net...     19,133     1,264         --           20,397
  Accounts receivable--
   related party.............        --        452        (452)(1)         --
  Accumulated implementation
   costs.....................      4,973       --          --            4,973
  Other current assets.......      2,893       209         --            3,102
                                --------    ------     -------        --------
    Total current assets.....     80,633     2,071      (4,370)         78,334
Property and equipment, net..     37,784     2,396      (2,396)(2)      37,784
Goodwill and intangible
 assets, net.................     98,382       --       57,244 (3)     155,626
Accumulated implementation
 costs.......................      5,941       --          --            5,941
Long-term investments........     13,334       --          --           13,334
Deferred tax asset...........        --        544        (544)(4)         --
Other assets.................        554       --          --              554
                                --------    ------     -------        --------
    Total assets.............   $236,628    $5,011     $49,934        $291,573
                                ========    ======     =======        ========

                    LIABILITIES AND STOCKHOLDERS' EQUITY
                    ------------------------------------

Current liabilities:
  Accounts payable...........   $  3,142    $1,794     $   --         $  4,936
  Accrued compensation and
   related benefits..........      3,465       567         --            4,032
  Customer deposits and
   deferred revenue..........      7,434     1,029         --            8,463
  Other accrued liabilities..      7,465       --        4,700 (5)      12,165
  Promissory notes...........        --        --        3,750 (6)       3,750
  Current portion of capital
   lease obligations.........      1,202       115        (115)(7)       1,202
  Current portion of long-
   term debt.................      3,529       415        (415)(7)       3,529
                                --------    ------     -------        --------
    Total current
     liabilities.............     26,237     3,920       7,920          38,077
Capital lease obligations....        411       392        (392)(7)         411
Long-term debt...............      5,882        32         (32)(7)       5,882
Customer deposits and
 deferred revenue............      7,207       735         --            7,942
Other liabilities............        --        148        (148)(8)         --
                                --------    ------     -------        --------
    Total liabilities........     39,737     5,227       7,348          52,312
                                --------    ------     -------        --------
Stockholders' equity:
  Common stock and additional
   paid-in capital...........    337,491     1,550      (1,550)(9)     379,861
                                                        42,370 (10)
  Stockholders' notes
   receivable................       (124)      --          --             (124)
  Deferred stock-based
   compensation..............     (1,409)      --          --           (1,409)
  Accumulated deficit........   (139,067)   (1,766)      1,766 (9)    (139,067)
                                --------    ------     -------        --------
    Total stockholders'
     equity..................    196,891      (216)     42,586         239,261
                                --------    ------     -------        --------
    Total liabilities and
     stockholders' equity....   $236,628    $5,011     $49,934        $291,573
                                ========    ======     =======        ========

    See accompanying notes to the unaudited pro forma condensed consolidated financial information.

                          DIGITAL INSIGHT CORPORATION

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      For the Year Ended December 31, 2001
                     (in thousands, except per share data)

                                          Virtual
                         Digital Insight Financial  Pro Forma      Pro Forma
                           Corporation   Services  Adjustments    Consolidated
                         --------------- --------- -----------    ------------
Revenues................    $ 94,635      $15,482    $(2,264)(11)   $107,853
Cost of revenues........      55,377        8,247       (402)(11)     62,465
                                                        (757)(12)
                            --------      -------    -------        --------
Gross profit............      39,258        7,235     (1,105)         45,388
                            --------      -------    -------        --------
Operating expenses:
  Sales, general and
   administrative ......      30,780        4,748        (27)(12)     35,501
  Research and
   development .........      23,420        1,571       (104)(12)     24,887
  Amortization of
   goodwill and
   intangible assets....      35,729          --       1,700 (13)     37,429
  Restructuring charge
   .....................       3,276          --         --            3,276
                            --------      -------    -------        --------
  Total operating
   expenses.............      93,205        6,319      1,569         101,093
                            --------      -------    -------        --------
Loss from operations....     (53,947)         916     (2,674)        (55,705)
Interest and other
 income, net............       1,999         (124)      (225)(14)      1,767
                                 --           --         117 (15)
                            --------      -------    -------        --------
Net loss before
 provision for income
 tax....................     (51,948)         792     (2,782)        (53,938)
Provision for income
 tax....................         --           203       (203)(16)        --
                            --------      -------    -------        --------
Net loss................    $(51,948)     $   589    $(2,579)       $(53,938)
                            ========      =======    =======        ========
Basic and diluted net
 loss per share.........    $  (1.77)
                            ========
Shares used to compute
 basic and diluted net
 loss per share.........      29,301
                            ========
Pro forma basic and
 diluted net loss per
 share..................                                            $  (1.73)(17)
                                                                    ========
Shares used to compute
 pro forma basic and
 diluted net loss per
 share..................                                              31,203
                                                                    ========

    See accompanying notes to the unaudited pro forma condensed consolidated financial information.

                          DIGITAL INSIGHT CORPORATION

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                             FINANCIAL INFORMATION
                            (Dollars in thousands)

  The pro forma balance sheet adjustments give effect to the acquisition of ViFi as if the transactions were consummated on December 31, 2001. The pro forma statement of operations adjustments give effect to the acquisition of ViFi as if the acquisition occurred on January 1, 2001. The estimated fair value per share of the Company's stock issued to effect the acquisition was approximately $21.60 per share. The fair value was based on the average trading price for the public announcement date and the four days prior to and after that date. The estimated fair value of the vested common stock options issued was based on the Black-Scholes pricing model using the following assumptions: two year expected life; 90% volatility; and 4.39% risk free interest rate. The pro forma balance sheet adjustments are as follows:

1. To reflect the cash consideration paid net of monies received as a result of the acquisition as follows:

   Cash consideration paid........................................... $ (3,750)
   Cash proceeds from sale of assets back to selling shareholder.....      334
   Assumed cash collected in satisfaction of intercompany accounts
    receivable from selling shareholder..............................      452
   Assumed cash used to retire capital lease obligations and long-
    term debt........................................................     (954)
                                                                      --------
   Net cash consideration paid....................................... $ (3,918)
                                                                      ========

2. To adjust for the fixed assets retained by the selling shareholder of ViFi.

3. To reflect goodwill and intangible assets created as a result of the acquisition, as follows:

   Estimated fair value of issuance of 1,901,907 shares of the
    Company's stock in consideration for the acquisition.............  $41,080
   Estimated fair value of the assumption of 111,978 vested common
    stock options....................................................    1,290
   Additional cash consideration.....................................    3,750
   Additional consideration in the form of promissory notes..........    3,750
   Direct transaction costs..........................................    4,700
   Negative net assets acquired after adjustments....................    2,674
                                                                      --------
   Estimated goodwill and intangible assets created.................. $ 57,244
                                                                      ========

4. To reflect elimination of ViFi deferred tax assets due to net operating loss position on a consolidated basis.

5. To reflect the accrual of the estimated direct transaction costs including investment banking fees, legal fees, accounting fees and other direct costs of the acquisition.

6. To reflect the promissory notes payable as consideration for the acquisition of ViFi.

7. To reflect the retirement of the capital lease obligation and long-term debt acquired from ViFi.

8. To eliminate deferred rent on a ViFi lease not being assumed by the Company.

9.  To eliminate the historical stockholder's equity of ViFi.

10. To reflect issuance of the Company's common stock and vested stock options with an estimated fair value of $42,370.

11. To reflect the elimination of revenues and direct cost of revenues relating to the ViFi card services product line, which was not acquired by the Company and remained with the selling shareholder.

12. To eliminate historical depreciation expense on ViFi fixed assets that were purchased and sold back to the selling shareholder of ViFi.

                          DIGITAL INSIGHT CORPORATION

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                      FINANCIAL INFORMATION--(Continued)
                            (Dollars in thousands)


13. To reflect amortization of intangible assets created as a result of the acquisition based on the preliminary purchase price allocation as follows:

                                                          Aggregate    Annual
                                                  Amount    Lives   Amortization
                                                  ------- --------- ------------
   Goodwill...................................... $47,244      --      $  --
   Identifiable intangibles......................  10,000  6 years      1,700
                                                  -------              ------
                                                  $57,244              $1,700
                                                  =======              ======

  In accordance with SFAS No. 142 "Goodwill and Other Intangibles," goodwill created in the ViFi acquisition will not be amortized.

14. To reflect interest expense at an assumed interest rate of 6% on the $3,750 of promissory notes issued as part of the acquisition consideration.

15. To eliminate historical interest expense on capital lease and other long-term debt of ViFi which was retired as a result of the acquisition.

16. To reflect the elimination of the ViFi provision for income taxes as a result of the consolidated operating losses.

17. To reflect the pro forma basic and diluted net loss per common share assuming the issuance of 1,901,907 shares of common stock to effect the acquisition. Vested stock options issued were excluded from the computation as they have an antidilutive effect.

                         INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Virtual Financial Services, Inc.
Indianapolis, Indiana

  We have audited the accompanying balance sheet of Virtual Financial Services, Inc. (VIFI) as of December 31, 2001 and the related statements of operations, shareholders' deficit, and cash flows for the year then ended. These financial statements are the responsibility of VIFI's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly, in all material respects, the financial position of VIFI as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Indianapolis, Indiana
February 1, 2002

                        VIRTUAL FINANCIAL SERVICES, INC.

                                 BALANCE SHEET

                                                                   December 31,
                                                                       2001
                                                                   ------------
                                    ASSETS
                                    ------
Current assets:
  Cash and cash equivalents....................................... $   145,674
  Accounts receivable.............................................   1,264,111
  Accounts receivable--related party..............................     451,548
  Refundable income taxes.........................................      71,800
  Other current assets............................................     137,457
                                                                   -----------
    Total current assets..........................................   2,070,590
Property and equipment, net of accumulated depreciation of
 $2,284,303.......................................................   2,396,047
Deferred tax asset................................................     543,950
                                                                   -----------
    Total assets.................................................. $ 5,010,587
                                                                   ===========

                     LIABILITIES AND SHAREHOLDERS' DEFICIT
                     -------------------------------------
Current liabilities:
  Accounts payable................................................ $ 1,794,410
  Accrued expenses................................................     566,583
  Customer deposits...............................................     388,325
  Deferred revenue, net of deferred costs of $154,958.............     640,910
  Current portion of long-term debt...............................     414,512
  Current portion of capital lease obligations....................     115,023
                                                                   -----------
    Total current liabilities.....................................   3,919,763
                                                                   -----------
Long-term liabilities:
  Long-term debt..................................................      32,427
  Long-term capital lease obligations.............................     391,708
  Deferred revenue, net of deferred costs of $193,566.............     734,823
  Other liabilities...............................................     148,000
                                                                   -----------
    Total long-term liabilities...................................   1,306,958
                                                                   -----------
Shareholders' deficit:
  Preferred stock, no par value, 50,000,000 shares authorized, none issued and outstanding
  Common stock, no par value, 450,000,000 shares authorized,
   900,013.5 shares issued and outstanding........................       1,000
  Paid-in capital.................................................   1,548,603
  Accumulated deficit.............................................  (1,765,737)
                                                                   -----------
    Total shareholders' deficit...................................    (216,134)
                                                                   -----------
    Total liabilities and shareholders' deficit................... $ 5,010,587
                                                                   ===========

                       See notes to financial statements.

                        VIRTUAL FINANCIAL SERVICES, INC.

                            STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:
  Network access and connectivity fees............................. $12,778,524
  Project and installation fees....................................   1,734,189
  Set-up fees......................................................     968,959
                                                                    -----------
    Total revenues.................................................  15,481,672
Cost of revenues...................................................   8,246,322
                                                                    -----------
Gross margin.......................................................   7,235,350
                                                                    -----------
Operating expenses:
  Research and development.........................................   1,570,803
  Sales and marketing..............................................   1,656,653
  General and administrative.......................................   3,091,175
                                                                    -----------
    Total operating expenses.......................................   6,318,631
                                                                    -----------
Other income (expense):
  Interest income..................................................       4,082
  Interest expense.................................................   (127,934)
                                                                    -----------
    Total other expense, net.......................................   (123,852)
                                                                    -----------
Income before provision for income taxes...........................     792,867
Provision for income taxes.........................................     203,512
                                                                    -----------
Net income......................................................... $   589,355
                                                                    ===========
Per share data:
Basic and diluted earnings per share............................... $      0.65
                                                                    ===========



                       See notes to financial statements.

                        VIRTUAL FINANCIAL SERVICES, INC.

                       STATEMENT OF SHAREHOLDERS' DEFICIT
                      FOR THE YEAR ENDED DECEMBER 31, 2001

                            Common   Common  Paid-in   Accumulated
                            Shares   Stock   Capital     Deficit      Total
                           --------- ------ ---------- -----------  ---------
Balance at December 31,
 2000..................... 900,000.0 $1,000 $1,548,063 $(2,355,092) $(806,029)
Stock options exercised...      13.5    --         540         --         540
Net income................       --     --         --      589,355    589,355
                           --------- ------ ---------- -----------  ---------
Balance at December 31,
 2001..................... 900,013.5 $1,000 $1,548,603 $(1,765,737) $(216,134)
                           ========= ====== ========== ===========  =========





                       See notes to financial statements.

                        VIRTUAL FINANCIAL SERVICES, INC.

                            STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:
 Net income........................................................ $  589,355
 Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation.....................................................    887,087
  Deferred income taxes............................................    173,717
  Changes in assets and liabilities:
   Accounts receivable.............................................     72,063
   Accounts receivable-related party...............................   (289,976)
   Refundable income taxes.........................................    143,605
   Other assets....................................................     59,481
   Accounts payable................................................    301,017
   Accrued expenses and other long-term liabilities................    448,224
   Customer deposits and deferred revenue..........................   (246,130)
                                                                    ----------
    Net cash provided by operating activities......................  2,138,443
                                                                    ----------
Cash flows from investing activities:
 Capital expenditures..............................................   (807,393)
 Proceeds from sale of property and equipment......................     41,776
                                                                    ----------
    Net cash used in investing activities..........................   (765,617)
                                                                    ----------
Cash flows from financing activities:
 Net borrowings under revolving line of credit.....................   (200,106)
 Payments on long-term debt........................................   (955,595)
 Payments on capital lease obligations.............................    (85,387)
 Stock options exercised...........................................        540
                                                                    ----------
    Net cash used in financing activities.......................... (1,240,548)
                                                                    ----------
Net increase in cash and cash equivalents..........................    132,278
Cash and cash equivalents, beginning of year.......................     13,396
                                                                    ----------
Cash and cash equivalents, end of year............................. $  145,674
                                                                    ==========
Supplemental disclosure of cash flow information:
 Cash paid during the year for interest............................ $  128,000
 Cash paid during the year for income taxes........................ $   50,000
 Property acquired under capital lease obligations................. $  317,000


                       See notes to financial statements.

                       VIRTUAL FINANCIAL SERVICES, INC.

                         NOTES TO FINANCIAL STATEMENTS
                     For the year ended December 31, 2001

1. BUSINESS DESCRIPTION

  Virtual Financial Services, Inc. ("VIFI or the Company") is an internet banking financial services provider for various financial institutions throughout the United States.

  Prior to January 28, 2002, VIFI was a closely-held corporation located in Indianapolis, Indiana. On January 28, 2002, VIFI was acquired by Digital Insight Corporation, an internet banking service provider headquartered in Calabasas, California (see Note 11).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Revenue Recognition--The Company recognizes network access and connectivity fees as services are provided. These recurring revenues are based primarily on the number of end users or end user transactions, and fixed monthly amounts for hosting and maintaining web sites. The Company performs separate projects and installations outside the scope of the original services agreement for existing customers and recognizes revenue as time and expenses are incurred.

  The Company defers recognition of set-up fees, and the related direct incremental costs associated with those fees, and recognizes both income and expense over the life of the service agreement, generally three to five years.

  Cash Equivalents--Cash and cash equivalents include deposits with an original maturity of three months or less.

  Accounts Receivable--An allowance for uncollectible accounts receivable was not established at December 31, 2001 as management believes that it is not considered necessary.

  Research and Development--All costs associated with the continued maintenance, development and support of all service applications are expensed as incurred.

  Property and Equipment--Property and equipment are stated at cost less accumulated depreciation and consists primarily of office and computer equipment. Depreciation is computed by the straight-line method over the estimated useful life of the assets. Depreciation expense was $887,087 for the year ended December 31, 2001.

  Income Taxes--The Company records income tax expense based on the amount of taxes due on its tax returns plus deferred taxes computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates. A valuation allowance is recorded, if necessary, to reduce deferred tax assets to the amount considered more likely than not to be realized.

  Use of Estimates in the Preparation of Financial Statements--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the reporting period. Actual results could differ from those estimates.

  Long-Lived Assets--The Company identifies and records impairment losses on long-lived assets whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted cash flows attributable to such assets to their carrying value. If the carrying value of the asset exceeds the forecasted undiscounted cash flows, then the assets are written down to their fair value. Fair value is determined based on discounted cash flows or appraised values, depending upon the nature of the assets. To date, there have been no such impairments.

                       VIRTUAL FINANCIAL SERVICES, INC.

                     For the year ended December 31, 2001


  Segment Information--The Company has determined that it has a single reportable segment which is providing services to financial institutions including the following service offerings: internet banking, credit and credit card transaction processing, and web site hosting. These services are provided to various financial institution customers.

  Concentration of Credit Risk--As of and for the year ended December 31, 2001 one financial institution accounted for approximately 16% of total accounts receivable and 18% of the total revenues, respectively. VIFI performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary, but generally does not require collateral. VIFI believes that any risk of loss is significantly reduced due to the number of its customers and diverse geographic areas.

  Earnings Per Share--Earnings per share of common stock is based on the weighted average number of common shares outstanding during the year. The following table presents a reconciliation of VIFI's basic and weighted average common shares:

   Basic earnings per share:
     Weighted average common shares..................................... 900,011
   Diluted earnings per share:
     Weighted average common shares..................................... 900,011
     Dilutive effect of stock options...................................   1,196
                                                                         -------
   Weighted average common and incremental shares....................... 901,207
                                                                         =======

  Fair Value of Financial Instruments--VIFI's financial instruments included cash and cash equivalents, receivables, accounts payable, accrued expenses and other liabilities. The carrying value of these financial instruments approximates fair value due to their short-term nature. The carrying value of VIFI's capital lease obligations, revolving line of credit, and long-term debt approximates their fair values given their market rates of interest and maturity schedules.

  New Accounting Standards--Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" requires companies to record derivatives on their balance sheets as assets or liabilities, measured at fair value. Under SFAS No. 133, gains or losses resulting from changes in the fair values of derivatives are to be reported in the statement of operations or as a deferred item, depending on the use of the derivatives and whether they qualify for hedge accounting. The Company adopted SFAS No. 133 on January 1, 2001. To date, the Company has not engaged in any hedging activity. Application of SFAS No. 133 did not have any impact on the Company's financial reporting.

  In July 2001, SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" were issued. SFAS No. 141 establishes new standards for accounting and reporting requirements for business combinations initiated after June 30, 2001 and prohibits the use of the pooling-of-interests method for combinations initiated after June 30, 2001. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment only approach. Upon adoption of SFAS No. 142, goodwill will be tested at the reporting unit annually and whenever events or circumstances occur indicating that goodwill might be impaired. Amortization of goodwill, including goodwill from past business combinations will cease. The adoption date for SFAS No. 141 and 142 will be January 1, 2002. The Company anticipates that SFAS No. 141 and 142 will not have any impact on the results of its operations and financial position.

  In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived

                       VIRTUAL FINANCIAL SERVICES, INC.

                     For the year ended December 31, 2001

assets to be disposed of was issued. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for segments of a business to be disposed of, and also amends ARB No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a temporarily controlled subsidiary. The adoption date for SFAS No. 144 is January 1, 2002.

3. REVOLVING LINE OF CREDIT

  VIFI maintains a $2,500,000 revolving line of credit facility with a bank due July 5, 2002. Interest is payable monthly at the bank's prime rate (4.75% at December 31, 2001). A related company owned by the majority shareholder is a co-borrower under this revolving line of credit facility. At December 31, 2001, outstanding borrowings were $1,673,106, and are payable by the co-borrower for which VIFI is contingently liable. Borrowings are secured by virtually all operating assets of VIFI and the co-borrower, and are personally guaranteed by the majority shareholder.

  On January 28, 2002, VIFI terminated this revolving line of credit facility and paid all outstanding amounts due thereunder (see Note 11).

4. LONG-TERM DEBT

  Long-term debt at December 31, 2001 consists of the following:

   Note payable to bank in monthly installments of $22,980 through
    July 2002 including interest at LIBOR plus 2.5% (4.525% at
    December 31, 2001). The note payable to bank is secured by virtually all operating assets and is personally guaranteed by the majority shareholder......................................  $ 152,258
   Note payable to bank in monthly installments of $22,513 through
    February 2003 including interest at LIBOR plus 2.5% (4.625% at
    December 31, 2001). The note payable to bank is secured by virtually all operating assets and is personally guaranteed by
    the majority shareholder......................................    294,681
                                                                    ---------
                                                                      446,939
   Current portion (due in 2002)..................................   (414,512)
                                                                    ---------
   Long-term debt (due in 2003)...................................  $  32,427
                                                                    =========

  On January 28, 2002, notes payable to bank were paid in full (see Note 11).

5. CAPITAL LEASE OBLIGATIONS

  VIFI leases certain equipment under capital leases and includes this equipment in property and equipment at December 31, 2001 as follows:

   Equipment.......................................................... $596,183
   Accumulated depreciation...........................................  (74,630)
                                                                       --------
   Equipment under capitalized leases, net............................ $521,553
                                                                       ========

                       VIRTUAL FINANCIAL SERVICES, INC.

                     For the year ended December 31, 2001


  The following is a schedule of future minimum lease payments under capital leases together with the present value of the minimum lease payments at December 31, 2001:

   Year Ending December 31,
       2002.......................................................... $ 165,818
       2003..........................................................   165,818
       2004..........................................................   165,818
       2005..........................................................   153,852
       2006..........................................................    18,593
                                                                      ---------
   Total minimum lease payments......................................   669,899
   Amounts representing interest.....................................  (163,168)
                                                                      ---------
   Present value of minimum lease payments...........................   506,731
   Current portion of capital lease obligations......................  (115,023)
                                                                      ---------
   Long-term portion of capital lease obligations.................... $ 391,708
                                                                      =========

6. LEASE COMMITMENTS AND RENTAL EXPENSE

  VIFI is a co-signer with a related company owned by the majority shareholder to lease an office building. There is no agreement between VIFI and the related company to allocate the monthly rental payments. VIFI did not allocate any rental payments to the related company during 2001. The commencement date of the lease was January 1, 2001 and expires January 1, 2011. Future minimum lease payments for this operating lease are as follows:

   Year Ending December 31,
      2002.........................................................  $ 1,412,000
      2003.........................................................    1,544,000
      2004.........................................................    1,544,000
      2005.........................................................    1,544,000
      2006.........................................................    1,712,000
      Thereafter...................................................    6,878,000
                                                                     -----------
        Total......................................................  $14,634,000
                                                                     ===========

  Rental expense for the year ended December 31, 2001 was $1,198,000.

7. INCOME TAXES

  Income tax expense is as follows at December 31:

     Current expense................................................... $ 29,795
     Deferred expense..................................................  173,717
                                                                        --------
                                                                        $203,512
                                                                        ========

  Income tax expense for the year ended December 31, 2001 differs from the income tax expense that would result from applying statutory rates due primarily to the effect of certain research and development tax credits.

                       VIRTUAL FINANCIAL SERVICES, INC.

                     For the year ended December 31, 2001


  Items that gave rise to significant elements of deferred tax assets (liabilities) at December 31, 2001 are as follows:

     Deferred revenue, net of deferred costs.......................... $544,790
     Property and equipment...........................................  (89,148)
     Other............................................................   88,308
                                                                       --------
     Deferred tax asset, net.......................................... $543,950
                                                                       ========

  A reconciliation of the federal statutory rate to VIFI's effective tax rate is as follows:

     Federal statutory rate..............................................  34.0%
     State and local tax rate, net of federal benefit....................   5.6
     Research, development and other tax credits......................... (17.0)
     Other permanent differences.........................................   3.1
                                                                          -----
       Total.............................................................  25.7%
                                                                          =====

8. RELATED PARTY TRANSACTIONS

  Revenues, accounts receivable, cost of revenues and accounts payable result from transactions with two related companies in the ordinary course of business, one of which is owned by the majority shareholder and the other with which the majority shareholder serves as the Chairman of the Board. Related party account balances and transactions as of and for the year ended December 31, 2001 are as follows:

   Revenues......................................................... $1,008,000
   Common expenses paid by affiliate and reimbursed by VIFI.........    541,000
   Accounts receivable at December 31...............................    452,000
   Costs of revenues................................................     42,000
   Interest expense, net............................................      1,000
   Proceeds from sale of property and equipment.....................     42,000

9. 401(k) PLAN

  VIFI maintains a defined contribution 401(k) plan which covers all eligible employees, as defined, with 1,000 hours of continuous service who are at least 21 years of age. The plan provides for discretionary employer contributions determined by the Board of Directors. VIFI contributed $52,000 to the plan for the year ended December 31, 2001.

                       VIRTUAL FINANCIAL SERVICES, INC.

                     For the year ended December 31, 2001


10. STOCK OPTIONS

  The Company has an incentive stock option plan for employees of the Company (the Stock Option Plan) and has reserved 100,000 shares of common stock for issuance under the Stock Option Plan. The stock options become exercisable in four successive annual installments from the date of the grant: 10%, 15%, 25%, and 50%. The option grant expires within ten years of the grant date. The options are nontransferable and are forfeited upon termination of employment. Stock option activity for the year ended December 31, 2001 is as follows:

                                                                        Weighted
                                                                        Average
                                                                        Exercise
                                                                         Price
                                                                          Per
                                                               Shares    Share
                                                              --------  --------
   Outstanding at December 31, 2000.......................... 52,570.9   $45.80
   Granted in 2001...........................................  2,500.0    20.00
   Exercised in 2001.........................................    (13.5)   40.00
   Forfeited in 2001......................................... (2,066.5)   43.87
                                                              --------
   Outstanding at December 31, 2001.......................... 52,990.9    44.66
                                                              ========

  At December 31, 2001, there were 5,049.1 options exercisable at a weighted average price of $45.88, and options outstanding have a weighted average remaining contractual life of 8.1 years. Options were granted at fair market value on the grant date based upon independent stock price valuations.

  The Company has elected to account for stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Had compensation cost for the plan been determined based on the fair value at the grant dates for awards under the plan consistent with the fair value method of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation", the Company's proforma net income per share would have been the following for the year ended December 31, 2001:

   Net income:
     As reported...................................................... $589,355
     Proforma......................................................... $457,873
   Basic and diluted earnings per share:
     As reported...................................................... $   0.65
     Proforma......................................................... $   0.51

  Pro forma compensation costs were determined using the minimum value method (no volatility) with the following assumptions:

   Dividend yield.......................................................      0%
   Risk-free interest rate..............................................    6.7%
   Expected life........................................................ 7 years

  The pro forma amounts are for disclosure purposes and are not representative of the effects on reported net income for future years.

                       VIRTUAL FINANCIAL SERVICES, INC.

                     For the year ended December 31, 2001


11. SUBSEQUENT EVENT

  On January 28, 2002, VIFI was acquired and became a wholly-owned subsidiary of Digital Insight Corporation ("Digital Insight"), an internet banking service provider headquartered in Calabasas, California, pursuant to an Agreement and Plan of Merger, dated as of January 3, 2002. As a result of the merger, all the outstanding shares of ViFi were converted into an aggregate of $3,750,000 in cash, $3,750,000 in promissory notes, and 1,901,907 shares of Digital Insight's common stock. In addition, Digital Insight assumed options to acquire ViFi stock that, as a result of the merger, converted into options to purchase an aggregate of 111,978 shares of Digital Insight's stock.

                                  * * * * * *

                           [LOGO OF DIGITAL INSIGHT]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except the registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

                                                                        Amount
                                                                      To Be Paid
                                                                      ----------
SEC Registration Fee.................................................  $ 9,908
NASD Fee.............................................................   11,269
Nasdaq National Market Listing Fee...................................
Legal Fees and Expenses..............................................       *
Accounting Fees and Expenses.........................................       *
Printing.............................................................       *
Transfer Agent Fees..................................................       *
Miscellaneous........................................................       *
                                                                       -------
  Total..............................................................  $    *
                                                                       =======

--------
* To be filed by amendment

Item 15. Indemnification of Directors and Officers

  As permitted by Section 145 of the Delaware General Corporation Law, the Registrant's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of their fiduciary duty as a director. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of the Registrant provide that: (1) the Registrant is required to indemnify its directors and executive officers and persons serving in these capacities in other business enterprises (including, for example, subsidiaries of the Registrant) at the Registrant's request, to the fullest extent permitted by Delaware law, including in those circumstances in which indemnification would otherwise be discretionary; (2) the Registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law; (3) the rights conferred in the Bylaws are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, executive officers and employees; and (4) the Registrant may not retroactively amend the Bylaw provisions in a way that is adverse to the directors, executive officers and employees who benefit from these protections.

  The Registrant's policy is to enter into indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and the Bylaws, as well as certain additional procedural protections. In addition, these indemnity agreements provide that parties to the indemnification agreements will be indemnified to the fullest possible extent not prohibited by law against any and all expenses such as federal, state, local or foreign taxes imposed on the Indemnitee as a result of the actual or deemed receipt of any payments under the indemnification agreement, judgments, fines, penalties and amounts paid in settlement, as long as the settlement is approved in advance by the Registrant, which approval shall not be unreasonably withheld, actually and reasonably incurred in relation to the Indemnitee's position as a director, officer, employee, agent or fiduciary of the Registrant, or any subsidiary of the Registrant, or in relation to the Indemnitee's service at the request of the Registrant as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust or other enterprise or in relation to Indemnitee's action or inaction while serving in such a capacity. The Registrant will not be obligated pursuant to the indemnity agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party and not by way of defense, counterclaim or crossclaim, except with respect to proceedings specifically authorized by the Registrant's Board of Directors or brought to enforce a right to indemnification under the indemnity agreement, the Registrant's Bylaws or any statute or law. Under the agreements, the Registrant is not obligated to indemnify the indemnified party (1) for any expenses incurred by the indemnified party with respect to any proceeding instituted by the indemnified party to enforce or interpret the agreement, if a court of competent jurisdiction determines that each of the material assertions made by the indemnified party in that proceeding was not made in good faith or was frivolous; (2) for any amounts paid in settlement of a proceeding unless the Registrant consents to a settlement; (3) with respect to any proceeding brought by the Registrant against the indemnified party for willful misconduct, unless a court determines that each of the claims was not made in good faith or was frivolous; (4) on account of any suit in which judgment is rendered against the indemnified party for an accounting of profits made from the purchase or sale by the indemnified party of securities of the Registrant under the provisions of (S) 16(b) of the Securities Exchange Act of 1934 and related laws; (5) on account of the indemnified party's conduct which is finally adjudged to have been knowingly fraudulent or deliberately dishonest, or to constitute willful misconduct or a knowing violation of the law; (6) an account of any conduct from which the indemnified party derived an improper personal benefit; (7) on account of conduct the indemnified party believed to be contrary to the best interests of the Registrant or its stockholders; (8) on account of conduct that constituted a breach of the indemnified party's duty of loyalty to the Registrant or its stockholders; or (9) if a final decision by a court having jurisdiction in the matter shall determine that the indemnification is not lawful.

  The indemnification provision in the Certificate of Incorporation, Bylaws and the indemnification agreements entered into between the Registrant and its directors and executive officers, may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities arising under the Securities Act of 1933.

  The underwriting agreement included as Exhibit 1.1 provides for indemnification of the Registrant and its directors and officers from some liabilities arising under the Securities Act of 1933 and affords some rights of contribution with respect thereto.

Item 16. Exhibits

       *1   Form of Underwriting Agreement.

        4.1 Specimen Common Stock Certificate (filed as an exhibit to the
             Registrant's Registration Statement on Form S-1 (File No. 333-
             81547) and incorporated herein by reference).

        4.2 Third Amended and Restated Rights Agreement dated February 10,
             2000, between the Registrant and the parties named therein (filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference).

        4.3 Warrant Agreement to Purchase Shares of Preferred Stock of AnyTime
             Access, Inc., dated May 7, 1999, issued to Silicon Valley Bank
             (filed as an exhibit to the Registrant's Quarterly Report on Form
             10-Q for the quarter ended September 30, 2000 and incorporated herein by reference).

        4.4 Warrant Agreement to Purchase Shares of Preferred Stock of AnyTime
             Access, Inc., dated July 1, 1999, issued to Silicon Valley Bank
             (filed as an exhibit to the Registrant's Quarterly Report on Form
             10-Q for the quarter ended September 30, 2000 and incorporated herein by reference).

       *5   Opinion of O'Melveny & Myers LLP.

      *23.1 Consent of O'Melveny & Myers LLP (to be included in Exhibit 5).

       23.2 Consent of PricewaterhouseCoopers LLP.

       23.3 Consent of Deloitte & Touche LLP.

       24   Power of Attorney (See page II-4).

--------
* To be filed by amendment

Item 17. Undertakings

  The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant under Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on the 22nd day of February, 2002.

                                          DIGITAL INSIGHT CORPORATION

                                                      /s/ John Dorman
                                          By: _________________________________
                                                   Chairman of the Board
                                                and Chief Executive Officer

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John Dorman and Dale R. Walker, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully so or cause to be done by virtue hereof.

  Under the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             Signature                           Title                   Date
             ---------                           -----                   ----

         /s/ John Dorman             Chairman of the Board and      February 22, 2002
____________________________________  Chief Executive Officer
            John Dorman               (Principal Executive
                                      Officer)

        /s/ Dale R. Walker           President, Chief Operating     February 22, 2002
____________________________________  Officer and Director
           Dale R. Walker

         /s/ Michael Dunn            Vice President, Finance        February 22, 2002
____________________________________  (Principal Financial and
            Michael Dunn              Accounting Officer)

       /s/ Betsy S. Atkins           Director                       February 22, 2002
____________________________________
          Betsy S. Atkins

       /s/ Michael Hallman           Director                       February 22, 2002
____________________________________
          Michael Hallman

        /s/ James McGuire            Director                       February 22, 2002
____________________________________
           James McGuire

         /s/ Robert North            Director                       February 22, 2002
____________________________________
            Robert North

     /s/ Michael R. Splinter         Director                       February 22, 2002
____________________________________
        Michael R. Splinter